SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet – Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2013 to 09/30/2013	7
01/01/2012 to 09/30/2012	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet – Liabilities	11
Statement of income	13
Statement of comprehensive income (loss)	15
Statement of cash flows	16
Statements of changes in Equity
01/01/2013 to 09/30/2013	17
01/01/2012 to 09/30/2012	18
Statement of value added	19
Comments on performance	20
Notes to interim financial information	63
Comments on Company’s Business Projections	127
Other information deemed relevant by the Company	128
Reports and statements
Report on review of interim financial information	n/a
Management statement of interim financial information	131
Management statement on the report on review of interim financial information	132

0

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 9/30/2013
Paid-in Capital
Common	435,380
Preferred	0
Total	435,380
Treasury shares
Common	10,600
Preferred	0
Total	10,600

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2013	PRIOR YEAR 12/31/2012
1	Total Assets	6,427,388	6,435,206
1.01	Current Assets	2,532,991	2,193,251
1.01.01	Cash and cash equivalents	83,833	95,836
1.01.01.01	Cash and banks	38,651	30,546
1.01.01.02	Short-term investments	45.182	65,290
1.01.02	Short-term investments	177.797	307,704
1.01.02.01	Fair value of short-term investments	177.797	307,704
1.01.03	Accounts receivable	977,548	826,531
1.01.03.01	Trade accounts receivable	977,548	826,531
1.01.03.01.01	Receivables from clients of developments	933,159	804,458
1.01.03.01.02	Receivables from clients of construction and services rendered	44,389	22,073
1.01.04	Inventories	718,527	730,869
1.01.04.01	Properties for sale	718,527	730,869
1.01.07	Prepaid expenses	25,895	40,470
1.01.07.01	Prepaid expenses and others	25,895	40,470
1.01.08	Other current assets	549,391	191,841
1.01.08.01	Non current assets for sale	5,800	14,000
1.01.08.02	Assets for sale from discontinuing operations	449,151	-
1.01.08.03	Others	94,440	177,841
1.01.08.03.01	Others accounts receivable and others	16,222	16,259
1.01.08.03.02	Derivative financial instruments	2,830	5,088
1.01.08.03.03	Receivables from related parties	75,388	156,494
1.02	Non current assets	3,894,397	4,241,955
1.02.01	Non current assets	808,338	638,005
1.02.01.03	Accounts receivable	198,188	237,485
1.02.01.03.01	Receivables from clients of developments	198,188	237,485
1.02.01.04	Inventories	394,851	194,765
1.02.01.09	Others non current assets	215,299	205,755
1.02.01.09.03	Others accounts receivable and others	124,713	119,948
1.02.01.09.04	Receivables from related parties	90,743	80,327
1.02.01.09.05	Derivative financial instruments	(157)	5,480
1.02.02	Investments	3,019,012	3,547,195
1.02.02.01	Interest in associates and affiliates	2,913,198	3,375,772
1.02.02.01.02	Interest in subsidiaries	2,795,948	3,149,641
1.02.02.01.04	Other investments	117,250	226,131
1.02.02.02	Interest in subsidiaries	105,814	171,423
1.02.02.02.01	Interest in subsidiaries - goodwill	105,814	171,423
1.02.03	Property and equipment	18,552	16,908
1.02.03.01	Operation property and equipment	18,552	16,908
1.02.04	Intangible assets	48,495	39,847
1.02.04.01	Intangible assets	48,495	39,847

INDIVIDUAL BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2013	PRIOR YEAR 12/31/2012
2	Total Liabilities	6,427,388	6,435,206
2.01	Current liabilities	2,032,574	1,710,192
2.01.01	Social and labor obligations	45,223	46,901
2.01.01.02	Labor obligations	45,223	46,901
2.01.01.02.01	Salaries, payroll charges and profit sharing	45,223	46,901
2.01.02	Suppliers	56,745	44,484
2.01.02.01	Local suppliers	56,745	44,484
2.01.03	Tax obligations	47,806	27,919
2.01.03.01	Federal tax obligations	47,806	27,919
2.01.04	Loans and financing	649,895	541,060
2.01.04.01	Loans and financing	421,478	356,781
2.01.04.02	Debentures	228,417	184,279
2.01.05	Others obligations	1,168,656	991,258
2.01.05.01	Payables to related parties	619,768	473,214
2.01.05.02	Others	548,888	518,044
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	305,656	246,218
2.01.05.02.05	Other obligations	80,834	90,953
2.01.05.02.06	Payables to venture partners	113,896	110,513
2.01.05.02.07	Obligations assumed on the assignment of receivables	48,502	70,360
2.01.06	Provisions	64,249	58,570
2.01.06.01	Tax, labor and civel lawsuits	64,249	58,570
2.01.06.01.01	Tax lawsuits	255	372
2.01.06.01.02	Labor lawsuits	28,160	18,410
2.01.06.01.04	Civel lawsuits	35,834	39,788
2.02	Non current liabilities	1,925,537	2,180,510
2.02.01	Loans and financing	1,672,846	1,808,593
2.02.01.01	Loans and financing	846,835	818,973
2.02.01.01.01	Loans and financing in local currency	846,835	818,973
2.02.01.02	Debentures	826,411	989,620
2.02.02	Others obligations	115,993	238,194
2.02.02.02	Others	115,993	238,194
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	56,982	34,189
2.02.02.02.04	Other liabilities	18,568	22,047
2.02.02.02.05	Payables to venture partners	14,443	119,535
2.02.02.02.06	Obligations assumed on the assignment of receivables	26,000	62,423
2.02.03	Deferred taxes	63,926	63,926
2.02.03.01	Deferred income tax and social contribution	63,926	63,926
2.02.04	Provisions	72,772	69,797
2.02.04.01	Tax, labor and civel lawsuits	72,772	69,797
2.02.04.01.04	Civel lawsuits	72,772	69,797
2.03	Equity	2,469,277	2,544,504
2.03.01	Capital	2,740,660	2,735,794
2.03.02	Capital Reserves	8,979	35,233
2.03.02.04	Granted options	121,897	108,181
2.03.02.05	Treasury shares	-41,701	-1,731
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.05	Accumulated losses	-280,362	-226,523

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2013 to 9/30/2013	YEAR TO DATE 1/1/2013 to 9/30/2013	PRIOR YEAR QUARTER 7/1/2012 to 9/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2012 to 09/30/2012
3.01	Gross Sales and/or Services	298,783	898,550	289,763	942,559
3.01.01	Real estate development and sales and construction services rendered	329,801	986,571	323,127	1,038,024
3.01.03	Taxes on sales and services	-31,018	-88,021	-33,364	-95,465
3.02	Cost of sales and/or services	-168,001	-596,713	-231,341	-740,081
3.02.01	Cost of real estate development	-168,001	-596,713	-231,341	-740,081
3.03	Gross profit	130,782	301,837	58,422	202,478
3.04	Operating expenses/income	-96,326	-292,866	-45,066	-158,337
3.04.01	Selling expenses	-23,746	-85,301	-25,999	-76,472
3.04.02	General and administrative expenses	-30,109	-90,588	-32,115	-98,174
3.04.04	Other operating revenues	0	0	4,100	0
3.04.05	Other operating expenses	-31,621	-68,517	-10,561	-26,622
3.04.05.01	Depreciation and amortization	-15,266	-29,792	-10,561	-21,777
3.04.05.02	Other operating expenses	-16,355	-38,725	0	-4,845
3.04.06	Equity pick-up	-10,850	-48,460	19,509	42,931
3.05	Income (loss) before financial results and income taxes	34,456	8,971	13,356	44,141
3.06	Financial	-41,351	-119,001	-41,595	-134,504
3.06.01	Financial income	8,077	23,281	4,644	13,756
3.06.02	Financial expenses	-49,428	-142,282	-46,239	-148,260
3.07	Income before income taxes	-6,895	-110,030	-28,239	-90,363
3.08	Income and social contribution taxes	0	0	-112	2,874
3.08.01	Current	0	0	0	0
3.08.02	Deferred	0	0	-112	2,874
3.09	Income (loss) from continuing operation	-6,895	-110,030	-28,351	-87,489
3.10	Income (loss) from discontinuing operation	22,672	56,191	33,192	61,861
3.10.1	Income (loss) from discontinuing operation	22,672	56,191	33,192	61,861
3.11	Income (loss) for the period	15,777	-53,839	4,841	-25,628
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	-0.03680	-0.12590	0.01120	-0.05930
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	-0.03580	-0.12590	0.00960	-0.05930

INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2013 to 9/30/2013	YEAR TO DATE 1/1/2013 to 9/30/2013	PRIOR YEAR QUARTER 7/1/2012 to 9/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2012 to 9/30/2012
4.01	Income (loss) for the period	15,777	-53,839	4,841	-25,628
4.03	Comprehensive income (loss) for the period	15,777	-53,839	4,841	-25,628

INDIVIDUAL STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2013 to 9/30/2013	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2012 to 9/30/2012
6.01	Net cash from operating activities	78,305	195,682
6.01.01	Cash generated in the operations	79,420	-32,071
6.01.01.01	Loss before income and social contribution taxes	-110,030	-90,363
6.01.01.02	Stock options expenses	13,611	14,363
6.01.01.03	Unrealized interest and finance charges, net	39,439	28,716
6.01.01.04	Depreciation and amortization	29,792	21,777
6.01.01.05	Write-off of property and equipment, net	10,707	1,186
6.01.01.06	Provision for legal claims	32,772	37,250
6.01.01.07	Warranty provision	-4,246	2,726
6.01.01.08	Provision for profit sharing	14,699	19,500
6.01.01.09	Allowance for doubtful accounts	-3,798	3,754
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-559	-28,630
6.01.01.11	Provision for penalties due to delay in construction works	-3,971	-4,545
6.01.01.12	Financial instruments	5,273	-6,383
6.01.01.13	Equity pick-up	48,460	-42,931
6.01.01.14	Provision for realization of non-financial assets – intangible	571	11,509
6.01.01.15	Write-off of investments	6,700	0
6.01.02	Variation in Assets and Liabilities	-1,115	227,753
6.01.02.01	Trade accounts receivable	-161,649	-20,565
6.01.02.02	Properties for sale	178,985	220,019
6.01.02.03	Other accounts receivable	-6,820	-20,668
6.01.02.04	Transactions with related parties	327,661	200,317
6.01.02.05	Prepaid expenses	14,576	-1,748
6.01.02.06	Suppliers	12,262	-6,629
6.01.02.07	Obligations for purchase of land and adv. from customers	82,231	-122,117
6.01.02.08	Taxes and contributions	19,887	-7,898
6.01.02.09	Salaries and payable charges	-16,377	4,051
6.01.02.10	Other obligations	-93,901	-17,009
6.02	Net cash from investing activities	83,303	37,414
6.02.01	Purchase of property and equipment and intangible assets	-50,792	-42,101
6.02.02	Redemption of short-term investments	1,348,642	497,239
6.02.03	Short-term investments	-1,218,735	-460,598
6.02.04	Additional investments in subsidiaries	-4,587	42,874
6.02.05	Received dividends	8,775	0
6.03	Net cash from financing activities	-173,611	-228,230
6.03.01	Capital increase	4,866	2
6.03.02	Loans and financing obtained	571,720	332,429
6.03.03	Payment of loans and financing	-638,071	-442,216
6.03.06	Payables to venture partners	-101,709	-105,149
6.03.07	Loan transactions with related parties	-10,417	-13,296
6.05	Net decrease of cash and cash equivalents	-12,003	4,866
6.05.01	Cash and cash equivalents at the beginning of the period	95,836	32,226
6.05.02	Cash and cash equivalents at the end of the period	83,833	37,092

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2013 TO 09/30/2013 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total Equity
5.01	Opening balance	2,735,794	35,233	0	-226,523	0	2,544,504
5.03	Opening adjusted balance	2,735,794	35,233	0	-226,523	0	2,544,504
5.04	Capital transactions with shareholders	4,866	-26,254	0	0	0	-21,388
5.04.01	Capital increase	4,866	0	0	0	0	4,866
5.04.03	Realization of granted options	0	13,716	0	0	0	13,716
5.04.04	Acquired treasury shares	0	-39,970	0	0	0	-39,970
5.05	Total of comprehensive loss	0	0	0	-53,839	0	-53,839
5.05.01	Loss for the period	0	0	0	-53,839	0	-53,839
5.07	Closing balance	2,740,660	8,979	0	-280,362	0	2,469,277

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2012 TO 09/30/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total equity
5.01	Opening balance	2,734,157	16,335	0	-102,019	0	2,648,473
5.03	Opening Adjusted balance	2,734,157	16,335	0	-102,019	0	2,648,473
5.04	Capital transactions with shareholders	2	14,797	0	0	0	14,799
5.04.01	Capital increase	2	0	0	0	0	2
5.04.03	Realization of granted options	0	14,797	0	0	0	14,797
5.05	Comprehensive Income	0	0	0	-25,628	0	-25,628
5.05.01	Loss for the period	0	0	0	-25,628	0	-25,628
5.07	Closing balance	2,734,159	31,132	0	-127,647	0	2,637,644

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2013 to 9/30/2013	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2012 to 9/30/2012
7.01	Revenues	986,571	1,038,024
7.01.01	Real estate development, sale and services	982,773	1,041,778
7.01.04	Allowance for doubtful accounts	3,798	-3,754
7.02	Inputs acquired from third parties	-557,671	-647,599
7.02.01	Cost of Sales and/or Services	-538,017	-681,097
7.02.02	Materials, energy, outsourced labor and other	-19,654	33,498
7.03	Gross added value	428,900	390,425
7.04	Retentions	-29,792	-21,777
7.04.01	Depreciation, amortization and depletion	-29,792	-21,777
7.05	Net added value produced by the Company	399,108	368,648
7.06	Added value received on transfer	-27,606	56,687
7.06.01	Equity pick-up	-50,887	42,931
7.06.02	Financial income	23,281	13,756
7.07	Total added value to be distributed	371,502	425,335
7.08	Added value distribution	371,502	425,335
7.08.01	Personnel and payroll charges	117,946	130,865
7.08.02	Taxes and contributions	106,417	112,853
7.08.03	Compensation – Interest	200,978	207,245
7.08.04	Compensation – Company capital	-53,839	-25,628
7.08.04.03	Retained losses	-53,839	-25,628

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2013	PRIOR YEAR 12/31/2012
1	Total Assets	8,199,678	8,714,662
1.01	Current Assets	6,227,366	6,406,346
1.01.01	Cash and cash equivalents	274,625	587,956
1.01.01.01	Cash and banks	187,520	219,453
1.01.01.02	Short-term investments	87,105	368,503
1.01.02	Short-term investments	506,981	979,799
1.01.02.01	Fair value of short-term investments	506,981	979,799
1.01.03	Accounts receivable	2,103,130	2,493,170
1.01.03.01	Trade accounts receivable	2,103,130	2,493,170
1.01.03.01.01	Receivables from clients of developments	2,042,973	2,468,348
1.01.03.01.02	Receivables from clients of construction and services rendered	60,157	24,822
1.01.04	Inventories	1,489,538	1,901,670
1.01.07	Prepaid expenses	42,003	61,685
1.01.07.01	Prepaid expenses and others	42,003	61,685
1.01.08	Other current assets	1,811,089	382,066
1.01.08.01	Non current assets for sale	122,168	139,359
1.01.08.02	Assets for sale from discontinuing operations	1,532,226	0
1.01.08.03	Others	156,695	242,707
1.01.08.03.01	Others accounts receivable	70,629	77,573
1.01.08.03.02	Receivables from related parties	83,236	155,910
1.01.08.03.03	Derivative financial instruments	2,830	9,224
1.02	Non Current assets	1,972,312	2,308,316
1.02.01	Non current assets	1,246,710	1,385,494
1.02.01.03	Accounts receivable	301,570	820,774
1.02.01.03.01	Receivables from clients of developments	301,570	820,774
1.02.01.04	Inventories	656,716	274,034
1.02.01.09	Others non current assets	288,424	290,686
1.02.01.09.03	Others accounts receivable and others	160,801	165,154
1.02.01.09.04	Receivables from related parties	127,780	115,089
1.02.01.09.05	Derivative financial instruments	-157	10,443
1.02.02	Investments	575,078	646,590
1.02.02.01	Interest in associates and affiliates	575,078	646,590
1.02.02.01.01	Interest in subsidiaries	575,078	646,590
1.02.03	Property and equipment	42,979	46,145
1.02.03.01	Operation property and equipment	42,979	46,145
1.02.04	Intangible assets	107,545	230,087
1.02.04.01	Intangible assets	64,074	58,664
1.02.04.02	Goodwill	43,471	171,423

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2013	PRIOR YEAR 12/31/2012
2	Total Liabilities	8,199,678	8,714,662
2.01	Current liabilities	3,048,496	2,632,309
2.01.01	Social and labor obligations	73,376	104,585
2.01.01.02	Labor obligations	73,376	104,585
2.01.01.02.01	Salaries, payroll charges and profit sharing	73,376	104,585
2.01.02	Suppliers	98,964	154,763
2.01.02.01	Local suppliers	98,964	154,763
2.01.03	Tax obligations	159,617	222,578
2.01.03.01	Federal tax obligations	159,617	222,578
2.01.04	Loans and financing	1,049,820	960,333
2.01.04.01	Loans and financing	625,608	613,973
2.01.04.01.01	In Local Currency	625,608	613,973
2.01.04.02	Debentures	424,612	346,360
2.01.05	Others obligations	909,310	1,131,480
2.01.05.01	Paybales to related parties	94,873	129,254
2.01.05.02	Others	814,437	1,002,226
2.01.05.02.01	Minimum mandatory dividends	0	6,279
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	445,257	503,889
2.01.05.02.05	Payables to venture partners	115,304	161,373
2.01.05.02.06	Other obligations	184,390	196,346
2.01.05.02.07	Obligations assumed on assignment of receivables	69,486	134,339
2.01.06	Provisions	64,249	58,570
2.01.06.01	Tax, labor and civel lawsuits	64,249	58,570
2.01.06.01.01	Tax lawsuits	255	372
2.01.06.01.02	Labor lawsuits	28,160	18,410
2.01.06.01.04	Civel lawsuits	35,834	39,788
2.01.07	Liabilities on non current assets for sale and from discontinuing operations	693,160	0
2.01.07.02	Liabilities on assets from discontinuing operations	693,160	0
2.02	Non current liabilities	2,883,520	3,387,465
2.02.01	Loans and financing	2,460,134	2,680,104
2.02.01.01	Loans and financing	1,085,014	1,290,561
2.02.01.01.01	Loans and financing in local currency	1,085,014	1,290,561
2.02.01.02	Debentures	1,375,120	1,389,543
2.02.02	Other obligations	205,896	477,196
2.02.02.02	Others	205,896	477,196
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	107,995	70,194
2.02.02.02.04	Other obligations	39,519	88,709
2.02.02.02.05	Payables to venture partners	14,443	162,333
2.02.02.02.06	Obligations assumed on assignment of receivables	43,939	155,960
2.02.03	Deferred taxes	82,393	80,375
2.02.03.01	Deferred income tax and social contribution	82,393	80,375
2.02.04	Provisions	135,097	149,790
2.02.04.01	Tax, labor and civel lawsuits	135,097	149,790
2.02.04.01.01	Tax lawsuits	1,435	14,298
2.02.04.01.02	Labor lawsuits	41,018	36,665
2.02.04.01.04	Civel lawsuits	92,644	98,827
2.03	Equity	2,267,662	2,694,888

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2013	PRIOR YEAR 12/31/2012
2.03.01	Capital	2,740,660	2,735,794
2.03.01.01	Capital	2,740,660	2,735,794
2.03.02	Capital Reserves	-243,470	35,233
2.03.02.02	Special goodwill reserve	-252,449	0
2.03.02.04	Granted options	121,897	108,181
2.03.02.05	Treasury shares	-41,701	-1,731
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.05	Retained earnings/accumulated losses	-280,362	-226,523
2.03.09	Non-controlling interest	50,834	150,384

CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2013 to 9/30/2013	YEAR TO DATE 1/1/2013 to 9/30/2013	PRIOR YEAR QUARTER 7/1/2012 to 9/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2012 to 9/30/2012
3.01	Gross Sales and/or Services	628,047	1,776,461	743,453	2,237,336
3.01.01	Real estate development and sales and construction services rendered	680,029	1,933,052	808,386	2,424,600
3.01.03	Taxes on sales and services	-51,982	-156,591	-64,933	-187,264
3.02	Cost of sales and/or services	-454,544	-1,381,015	-586,815	-1,800,512
3.02.01	Cost of real estate development	-454,544	-1,381,015	-586,815	-1,800,512
3.03	Gross profit	173,503	395,446	156,638	436,824
3.04	Operating expenses/income	-145,376	-396,138	-148,247	-390,838
3.04.01	Selling expenses	-46,165	-161,792	-55,888	-160,747
3.04.02	General and administrative expenses	-55,155	-157,759	-60,105	-179,835
3.04.05	Other operating expenses	-46,259	-82,421	-51,654	-113,841
3.04.05.01	Depreciation and amortization	-18,142	-38,573	-17,317	-45,482
3.04.05.02	Other operating expenses	-28,117	-43,848	-34,337	-68,359
3.04.06	Equity pick-up	2,203	5,834	19,400	63,585
3.05	Income (loss) before financial results and income taxes	28,127	-692	8,391	45,986
3.06	Financial	-48,486	-131,313	-49,124	-145,578
3.06.01	Financial income	16,998	52,686	11,229	39,847
3.06.02	Financial expenses	-65,484	-183,999	-60,353	-185,425
3.07	Income before income taxes	-20,359	-132,005	-40,733	-99,592
3.08	Income and social contribution taxes	-7,019	-20,448	-7,346	-25,395
3.08.01	Current	-4,492	-13,657	-5,038	-16,874
3.08.02	Deferred	-2,527	-6,791	-2,308	-8,521
3.09	Income (loss) from continuing operation	-27,378	-152,453	-48,079	-124,987
3.10	Income (loss) from discontinuing operation	46,993	127,758	71,973	133,024
3.10.01	Income (loss) from discontinuing operation	46,993	127,758	71,973	133,024
3.11	Income (loss) for the period	19,615	-24,695	23,894	8,037
3.11.01	Income (loss) attributable to the Company	15,777	-53,840	4,841	-25,628
3.11.02	Net income attributable to non-controlling interests	3,838	29,145	19,053	33,665
3.99	Income (loss) per share (Reais)

CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 4/1/2013 to 6/30/2013	YEAR TO DATE 1/1/2012 to 6/30/2013	PRIOR YEAR QUARTER 4/1/2012 to 6/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2012 to 06/30/2012
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	-0.03680	-0.12590	0.01120	-0.05930
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	-0.03580	-0.12590	0.00960	-0.05930

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2013 to 9/30/2013	YEAR TO DATE 1/1/2013 to 9/30/2013	PRIOR YEAR QUARTER 7/1/2012 to 9/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2012 to 9/30/2012
4.01	Income (loss) for the period	19,615	-24,695	23,894	8,037
4.03	Consolidated comprehensive income (loss) for the period	19,615	-24,695	23,894	8,037
4.03.01	Income (loss) attributable to Gafisa	15,777	-53,840	4,841	-25,628
4.03.02	Net income attributable to the noncontrolling interests	3,838	29,145	19,053	33,665

CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2013 to 9/30/2013	YEAR TO DATE PRIOR YEAR 1/1/2012 to 9/30/2012
6.01	Net cash from operating activities	46,026	149,954
6.01.01	Cash generated in the operations	53,773	18,696
6.01.01.01	Loss before income and social contribution taxes	-132,005	-99,592
6.01.01.02	Stock options expenses	13,715	14,798
6.01.01.03	Unrealized interest and finance charges, net	48,904	57,869
6.01.01.04	Depreciation and amortization	38,573	45,482
6.01.01.05	Write-off of property and equipment, net	20,098	8,667
6.01.01.06	Provision for legal claims	47,388	67,050
6.01.01.07	Warranty provision	-624	11,281
6.01.01.08	Provision for profit sharing	26,235	30,750
6.01.01.09	Allowance for doubtful accounts	-5,731	-17,752
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-1,373	-40,208
6.01.01.11	Provision for penalties due to delay in construction works	-1,417	1,190
6.01.01.12	Financial instruments	5,273	-6,383
6.01.01.13	Equity pick-up	-5,834	-63,585
6.01.01.14	Provision for realization of non-financial assets – intangible	571	11,509
6.01.02	Variation in Assets and Liabilities	-7,747	131,258
6.01.02.01	Trade accounts receivable	51,683	-41,818
6.01.02.02	Properties for sale	-235,647	435,779
6.01.02.03	Other accounts receivable	-41,393	-12,396
6.01.02.04	Transactions with related parties	40,943	61,771
6.01.02.05	Prepaid expenses	19,520	2,529
6.01.02.06	Suppliers	11,308	32,826
6.01.02.07	Obligations for purchase of land and adv. from customers	45,090	-201,012
6.01.02.08	Taxes and contributions	-13,060	35,221
6.01.02.09	Salaries and payable charges	-36,909	6,761
6.01.02.10	Other obligations	159,288	-171,529
6.01.02.11	Income tax and social contribution paid	-8,570	-16,874
6.02	Net cash from investing activities	-122,671	243,409
6.02.01	Purchase of property and equipment and intangible assets	-60,350	-76,218
6.02.02	Redemption of short-term investments	3,708,304	2,945,483
6.02.03	Short-term investments	-3,399,254	-2,857,044
6.02.04	Short-term Investiments obtained	-19,454	231,188
6.02.05	Received dividends	14,745	0
6.02.06	AUSA purchase	-366,662	0
6.03	Net cash from financing activities	-80,932	-28,149
6.03.01	Capital increase	4,866	2
6.03.02	Loans and financing obtained	1,237,027	685,128
6.03.03	Payment of loans and financing	-1,158,400	-609,724
6.03.04	Treasury shares	-39,970	0
6.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	-5,089	11,920
6.03.06	Payables to venture partners	-106,675	-148,988
6.03.07	Loans with related parties	-12,691	33,513
6.05	Net increase of cash and cash equivalents	-157,577	365,214
6.05.01	Cash and cash equivalents at the beginning of the period	432,202	69,548
6.05.02	Cash and cash equivalents at the end of the period	274,625	434,762

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2013 TO 09/30/2013 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,735,794	35,233	0	-226,523	0	2,544,504	150,384	2,694,888
5.03	Opening adjusted balance	2,735,794	35,233	0	-226,523	0	2,544,504	150,384	2,694,888
5.04	Capital transactions with shareholders	4,866	-278,703	0	0	0	-273,837	-128,695	-402,532
5.04.01	Capital increase	4,866	0	0	0	0	4,866	1,232	6,098
5.04.03	Realization of granted options	0	13,716	0	0	0	13,716	2,687	16,403
5.04.04	Acquired treasury shares	0	-39,970	0	0	0	-39,970	-3,556	-43,526
5.04.06	Dividends	0	0	0	0	0	0	-9,007	-9,007
5.04.08	Ownership acquisition with non controlling interests	0	-252,449	0	0	0	-252,449	-120,051	-372,500
5.05	Total of comprehensive income (loss)	0	0	0	-53,839	0	-53,839	29,145	-24,694
5.05.01	Income (loss) for the period	0	0	0	-53,839	0	-53,839	29,145	-24,694
5.07	Closing balance	2,740,660	-243,470	0	-280,362	0	2,216,828	50,834	2,267,662

CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2012 TO 09/30/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,734,157	16,335	0	-102,019	0	2,648,473	101,621	2,750,094
5.03	Opening Adjusted balance	2,734,157	16,335	0	-102,019	0	2,648,473	101,621	2,750,094
5.04	Capital transactions with shareholders	2	14,797	0	0	0	14,799	1,018	15,817
5.04.01	Capital increase	2	0	0	0	0	2	4,700	4,702
5.04.03	Realization of granted options	0	14,797	0	0	0	14,797	962	15,759
5.04.04	Acquired treasury shares	0	0	0	0	0	0	-1,973	-1,973
5.04.06	Dividends	0	0	0	0	0	0	-4,640	-4,640
5.04.08	Acquisition / selling of ownership percentage	0	0	0	0	0	0	1,969	1,969
5.05	Comprehensive Income (loss)	0	0	0	-25,628	0	-25,628	33,665	8,037
5.05.01	Income (loss) for the period	0	0	0	-25,628	0	-25,628	33,665	8,037
5.07	Closing balance	2,734,159	31,132	0	-127,647	0	2,637,644	136,304	2,773,948

CONSOLIDATED  STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2013 to 9/30/2013	YEAR TO DATE FROM PRIOR YEAR 1/1/2012 to 9/30/2012
7.01	Revenues	1,933,052	2,424,600
7.01.01	Real estate development, sale and services	1,842,997	2,406,848
7.01.04	Allowance for doubtful accounts	90,055	17,752
7.02	Inputs acquired from third parties	-1,252,174	-1,729,450
7.02.01	Cost of sales and/or services	-1,268,679	-1,671,342
7.02.02	Materials, energy, outsourced labor and other	16,505	-58,108
7.03	Gross added value	680,878	695,150
7.04	Retentions	-38,573	-45,482
7.04.01	Depreciation, amortization and depletion	-38,573	-45,482
7.05	Net added value produced by the Company	642,305	649,668
7.06	Added value received on transfer	58,520	103,432
7.06.01	Equity pick-up	5,834	63,585
7.06.02	Financial income	52,686	39,847
7.07	Total added value to be distributed	700,825	753,100
7.08	Added value distribution	700,825	753,100
7.08.01	Personnel and payroll charges	238,886	230,728
7.08.02	Taxes and contributions	219,443	233,405
7.08.03	Compensation – Interest	296,335	314,595
7.08.03.01	Interest	296,335	314,595
7.08.04	Compensation – Company capital	-53,839	-25,628
7.08.04.03	Retained losses	-53,839	-25,628

Gafisa

Grandes ideias para viver bem

Earnings Release | 3Q13

IR Contact Info

André Bergstein
Danilo Cabrera
Stella Hae Young Hong
Email: ri@gafisa.com.br

IR Website:
www.gafisa.com.br/ir

3Q13 Conference Call

6th of November, 2013

> 7:00 am US EST
In English (simultaneous translation from  Portuguese)
+1-516-3001066 US EST
Code: Gafisa

>  10:00 am Brasília time
In Portuguese
Phones:
+55-11-3728-5800 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Code: 35443637
+55-11-3127-4999 (US)
Code: 78762276

Webcast: www.gafisa.com.br/ir

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding:
435,380,407[1]Average daily trading volume (0 days²): R$31.7 million

1) Including 599,486 treasury shares

2) Until September 30, 2013

GAFISA RELEASES 3Q13 RESULTS

FOR IMMEDIATE RELEASE - São Paulo, November 5th, 2013

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2013.

During the third quarter we continued to implement the 2013 business plan. The volume of launches reached R$498 million in the period, a slight increase over the previous quarter, and totaled R$1.3 billion for the 9M13 period. Delays in obtaining certain licenses and project approvals in the Gafisa segment, particularly in the city of São Paulo, and in the Alphaville segment, resulted in some launches being moved to the fourth quarter. Consequently, the last three months of the year are expected to contain a higher concentration of launches, with $430 million already launched in the month of October. Given the strong fourth quarter pipeline, and assuming stable market conditions, the Company expects to achieve its full year launch guidance.

Market conditions remain positive, with supply and demand evenly balanced in the Company’s three segments. Nevertheless, selective product development and thorough preparation in the lead up to project launches are key drivers of sales absorption. Third quarter sales volumes were similar to last quarter, keeping pace with launch activity. As predicted, the number of cancellations has declined throughout the year and in the third quarter, the volume fell 23% on a sequential basis. Looking ahead, preliminary fourth quarter operating results appear positive, with sales of approximately R$370 million in October.

Cash generation was a third quarter highlight, given a return to positive cash generation of R$32.1 million in the quarter, versus cash burn of R$27.6 million in the 2Q13. For the 9M13 period, the result was a cash burn of R$80.1 million. Operational cash flow was positive at R$194.5 million in the 3Q13, and totaled R$423.4 million in the first nine months of the year.

Delivery volumes reached 3,106 units in the 3Q13. Fourth quarter volumes are expected to be concentrated in the Tenda and Alphaville segments.

The Company’s turnaround plan, which was initiated almost two years ago, is expected to be substantially concluded in early 2014. As stated in this report, Tenda has successfully delivered nearly 25 thousand legacy units since the end of 2011 and reduced its complexity, thereby returning capital to the Company’s cash balances. At the same time, the brand has been relaunched under a profitable business model and new projects are performing well. The Gafisa brand is now focused on the states of São Paulo and Rio de Janeiro, and having almost completed the delivery of legacy projects outside of these core markets, is on the cusp of achieving metrics expected for the segment. Throughout the turnaround period Alphaville has maintained a consistent rate of growth and strong results. And Alphaville kept the pace of growth of recent years, with consistent results. The final stage of the restructuring is underway with the settlement of the sale of the 70% stake in Alphaville, expected to be complete by year-end. Funds shall be used to reduce our indebtness, leaving the Company with an appropriate capital structure, lower level of leverage and focus on the strengthened Gafisa and Tenda operations.

In keeping with the new configuration of the Company’s portfolio, we are in the process of developing a business plan for the five-year period dated 2014 to 2018. The planning process will take into account certain material assumptions and guidelines regarding project development in coming years. These include the expected size of Gafisa and Tenda’s operations, the amount of capital allocated to each operation, the appropriate level of leverage for the Company’s operations, the respective expected returns for each business unit, and, in particular, our commitment to capital discipline and shareholder value generation.

21

CONSOLIDATED FINANCIAL RESULTS

▲      Net revenue recognized by the “PoC” method was R$628.0 million in the third quarter, a 15.5%  y-o-y reduction and in line with 2Q13.

▲      Gross profit for the period was R$173.5 million, up from the R$143.8 million in 2Q13 and from the R$156.6 million registered in 3Q12. Gross margin rose to 27.6% in the third quarter, up from 22.4% in the 2Q13 and 21.1% in 3Q12.

▲      Adjusted EBITDA was R$140.1 million, a 49.2% increase compared to the R$93.9 million in 2Q13. The EBITDA margin reached 22.3%, compared with 14.7% in 2Q13.

▲      Net income for the period was R$15.8 million, compared to a net loss of R$14.1 million in the 2Q13, and net income of R$4.8 million in the 3Q12.

▲      Operating cash generation reached R$194.5 million in the 3Q13 and R$423.4 million YTD until  September 30, 2013, resulting in positive free cash flow of R$32.1 million in the 3Q13, compared with cash burn of R$27.6 million in the 2Q13.

CONSOLIDATED OPERATING RESULTS

▲      Launches totaled R$498.3 million in the 3Q13, a 8.1% sequential increase and a 10.3% y-o-y rise. Launches for the first nine months of the yeartotaled R$1.3 billion. The result represents 42% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion.

▲      Consolidated pre-sales totaled R$429.6 million in the 3Q13, reaching R$1.2 billion in 9M13. Sales from launches represented 44.1% of the total, while sales from inventory comprised the remaining 55.9%.

▲      Consolidated sales speed of launches reached 22.5% in the 3Q13 and 41.3% in the 9M13. Consolidated sales over supply (SoS) reached 10.6% in the 3Q13 and 24.8% in the 9M13.

▲      Consolidated inventory at market value remaining stable at R$3.6 billion compared to 2Q13.

▲      Gafisa Group delivered 7,779 units were during the 9M13.

22

INDEX

Recent Events	05
Key Numbers Gafisa Group	06
Updated Status of the Turnaround Strategy	07
Consolidated Operating Result	09
Consolidated Financial Result	12
Revenues	12
Gross Profit	13
Selling, General and Administrative Expenses	13
EBITDA	14
Net Income	15
Backlog of Revenues and Results	15
Gafisa Segment	16
Tenda Segment	18
Alphaville Segment	20
Balance Sheet	21
Cash and Cash Equivalents	21
Accounts Receivable	21
Liquidity	21
Outlook	23
Gafisa Group Consolidated Income Statement	25
Gafisa Group Consolidated Balance Sheet	26
Cash Flow	27
Glossary	43

23

RECENT EVENTS

Updated Status of Alphaville

On June 7th, Gafisa signed an agreement to sell a 70% stake in Alphaville to the private equity funds Blackstone and Pátria.  On July 3rd, Gafisa  completed  the purchase of the outstanding 20% stake in Alphaville, belonging to Alphapar, thus holding 100% of Alphaville’s capital stock. Since the announcement of the transaction, the Company and its advisors have been working on meeting the conditions precedent to the completion of the transaction. Approval by CADE – the antitrust agency -  has already been granted, as well as consents from creditors and partners. The completion of the transaction is expected to occur towards the end of the 4Q13.

Capital Structure Following the Acquisition of a 20% stake in Alphaville

As mentioned above, in the 3Q13 the Company settled the acquisition of the outstanding 20% stake in Alphaville. This transaction resulted in a temporary increase in the Company's leverage to 126% (Net Debt/Equity) at the end of 3Q13. The following should be noted: (i) cash disbursement and debt issuance related to the acquisition of the remaining 20% stake; and (ii) reduction in Shareholders Equity due to adjustments in the lines of minority shareholders and goodwill constituted in the acquisition of the remaining 20% stake; which ultimately contributed to this transient increase in the Company’s leverage.

Alphaville Transaction – Impact in Capital Structure

With the settlement of the sale of the 70% stake in Alphaville, the projected Net Debt/Equity ratio is expected to reach around 55%, due to the following impacts: (i) cash entry net of taxes and transaction costs; (ii) profit recorded as a result of the operation, impacting the Company’s Shareholders’Equity, and (iii) reversal of goodwill previously recorded.

The Company reaffirms its commitment with a healthy capital structure, by means of a level of leverage which is adequate for its operations.

Classification of Assets as Available for Sale with Retention of Associate Non-Controlling Interest

Given the impending sale of a 70% stake in Alphaville and associated transfer of operations to the buyer, these assets have been classified as available for sale. The adjustments were made in accordance with brazilian accounting standards and international practices, and the effect of classifying Alphaville operations as assets available for sale on the ongoing operations for the current and comparative prior periods are summarized below. The income statement from September 30th, 2012 was restated considering the effects of the Alphaville deconsolidation and presented in a separate heading titled "Result from discontinued operations". The financial statements of prior periods (3Q12 and 9M12) were presented on a comparable basis.

24

Key Numbers for the Gafisa Group

Table 1 – Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Launches	498,348	461,043	8.1%	451,943	10.3%	1,266,943	1,462,201	-13.4%
Launches, units	2,041	2,138	-4.5%	1,361	50.0%	5,796	3,826	51.5%
Pre-sales	428,994	553,639	-22.5%	689,331	-37.8%	1,200,914	1,727,863	-30.5%
Pre-sales, units	1,902	2,670	-28.8%	1,929	-1.4%	5,403	4,059	33.1%
Pre-sales of Launches	173,491	262,411	-33.9%	447,154	-61.2%	529,436	969,181	-45.4%
Sales over Supply (SoS)	10.6%	13.4%	-280bps	18.7%	-810bps	24.8%	34.5%	-1170bps
Delivered projects	575,987	608,096	-5.3%	953,361	-39.6%	1,394,081	3,255,951	-57.2%
Delivered projects, units	3,106	3,073	1.1%	5,531	-43.8%	7,779	17,728	-56.1%
Considering Alphaville Result as Available for Sale
Net Revenue	628,047	640,864	-2.0%	743,453	-15.5%	1,776,461	2,237,336	-20.6%
Gross Profit	173,503	143,798	20.7%	156,638	10.8%	395,446	436,824	-9.5%
Gross Margin	28%	22%	518 bps	21%	33.3%	22%	20%	274 bps
Adjusted Gross Margin¹	34%	28%	22.5%	28%	21.4%	29%	25%	13.0%
Adjusted EBITDA ²	139,997	93,921	49.1%	152,470	-8.2%	291,689	368,461	-20.8%
Adjusted EBITDA Margin ²	22%	15%	764 bps	21%	4.8%	16%	16%	-5 bps
Adjusted Net Income (Loss) ²	23,782	6,071	291.7%	26,979	-11.8%	(10,980)	22,835	-148.1%
Adjusted Net Margin ²	4%	1%	283 bps	4%	-	-1%	1%	-164 bps
Net Income (Loss)	15,777	(14,144)	-211.5%	4,841	225.9%	(53,840)	(25,628)	110.1%
Net Earnings (Loss) per Share (R$)	0.0371	(0.0333)	705 bps	0.0112	231.2%	(0.1267)	(0.0593)	-675 bps
Outstanding shares ('000 final)	435,380	424,499	2.6%	432,273	0.7%	435,380	432,273	0.7%
Result Available for Sale	(46,993)	(42,473)	10.6%	(71,973)	-34.7%	(127,758)	(133,024)	-3.9%
Pro-Forma – Gafisa + Tenda
Backlog revenues	1,900,224	2,148,090	-11.5%	2,813,03302	-42.0%	1,900,224	2,813,033	-
Backlog results ³	624,313	708,634	-11.9%	1,118,580	-46.0%	624,313	1,118,580	-
Backlog margin ³	32.9%	33.0%	-10 bps	39.8%	-691 bps	32.9%	39.8%	-
Net Debt + Investor Obligations	2,858,095	2,519,219	13.5%	2,756,526	3.7%	2,858,095	2,756,526	-
Cash and cash equivalents	781,606	1,101,160	-29.0%	991,335	-21.2%	781,606	991,335	-
Shareholder’s Equity	2,216,828	2,449,326	-9.5%	2,637,644	-16.0%	2,216,828	2,637,644	-
Shareholder’s Equity + Minority shareholders	2,267,662	2,618,458	-13.4%	2,773,947	-18.3%	2,267,662	2,773,947	-
Total Assets	8,199,678	8,492,744	-3.5%	8,532,289	-3.9%	8,199,678	8,532,289	-
(Net Debt + Obligations) / (Equity + Minority)	126.0%	96.2%	2998bps	104.5%	2150bps	126.0%	104.5%	-

Note: Financial operational unaudited information

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority

3) Backlog results net of PIS/COFINS taxes – 3.65%; and excluding the impact of PVA (Present Value Adjustment) method according to Law nº 11,638

Results by Segment

Table 2 – Main Operational & Financial Figures - Contribution by Segment – 9M13

	Gafisa (A)	Tenda (B)	Alphaville (C)	(A) + (B) + (C)
Deliveries (PSV R$000)	848,178	450,336	95,567	1,394,081
Deliveries (% contribution)	61%	32%	7%	100%
Deliveries (units)	3,205	3,465	609	7,279
Launches (R$000)	406,187	250,396	610,360	1,266,943
Launches (% contribution)	32%	20%	48%	100%
Launches (units)	578	2,060	4,484	7,122
Pre-Sales (R$000)	506,742	326,777	367,394	1,200,914
Pre-Sales (% contr.)	42%	27%	31%	100%
Net Revenues (R$000)[1]	1,173,896	602,564	-	1,776,461 ,
Revenues (% contribution)	66.1%	33.9%	-	100%
Gross Profit (R$000) [1]	377,772	17,674	-	395,446
Gross Margin (%)	32.2%	2.9%	-	22.3%
EBITDA[2] (R$000)	214,634	(50,702)	127,758	291,689
EBITDA Margin (%)	18.3%	-8.4%	30.8%	16.4%

1) Alphaville results recognized as available for sale.

Updated Status of the Turnaround Strategy

Gafisa Segment

The Gafisa segment remains focused on the core markets of São Paulo and Rio de Janeiro, which form part of the Company’s core strategy. The recovery in gross margin reflects the reduced participation of legacy projects in Gafisa’s results.

Third quarter consolidated pro forma backlog revenue for the Gafisa Segment totaled R$1.8 billion, of which around R$121 million relates to projects located in discontinued markets. The projects outside core markets comprised 4 construction sites and 1,216 units under construction. The Company expects to hold two final outstanding construction sites at the beginning of 2014.

Table 3. Operational Wrap Up - Gafisa Turnaround (R$000 and units)

		3Q13			4Q12
	SP+RJ	Other Markets	Total	SP+RJ	Other Markets	Total
Main Indicators
PSV in Inventory	1,543,056	320,803	1,863,859	1,659,206	324,888	1,983,694
Units in Inventory	2,539	730	3,268	2,932	715	3,647
Projects under construction	46	4	50	52	6	58
Units to be delivered	11,135	1,216	12,351	12,542	2,456	14,998
Cost to be incurred	1,484,363	76,915	1,561,278	1,673,828	273,862	1,947,690

The higher volume of deliveries versus the second half of 2012 resulted in increased sales cancellations in the 1H13, which has since normalized in the 3Q13. In the first nine months of the year, the volume of dissolutions was R$402.3 million, of which 38% refer to completed units and 34.6% to units in non-core markets. Of the cancelled units, 38.3% were resold in the same period (44.8% resold in São Paulo, 49.4% resold in Rio de Janeiro and 31.0% resold  in other markets).

 Table 4. Gross Sales and Dissolutions 2011 – 9M13 (R$000) – Gafisa Segment by Region

	FY 2011	1Q12	2Q12	3Q12	4Q12	2012	1Q13	2Q13	3Q13	9M13
SP+ RJ
Gross Sales	2,333,974	340,477	519,648	453,055	543,915	1,857,094	244,389	291,258	221,193	768,138
Dissolutions	(288,933)	(42,264)	(71,194)	(122,727)	(75,181)	(311,365)	(126,771)	(89,652)	(46,683)	(263,106)
Net Sales	2,045,041	298,213	448,454	330,328	468,734	1,545,729	117,618	201,606	174,510	505,032
Other Markets
Gross Sales	196,399	27,257	55,142	45,502	55,578	183,479	48,300	63,328	40,569	140,897
Dissolutions	(61,351)	(8,768)	(47,213)	(47,840)	(25,860)	(129,681)	(64,801)	(48,023)	(26,363)	(139,187)
Net Sales	135,048	18,489	7,929	(2,338)	29,718	53,798	(16,501)	15,305	14,206	1,710
Total
Gross Sales	2,530,373	367,734	574,790	498,556	599,493	2,040,574	292,689	354,585	261,762	909,035
Dissolutions	(350,284)	(51,032)	(118,407)	(170,566)	(101,041)	(441,047)	(191,572)	(137,674)	(73,046)	(402,293)
Net Sales	2,180,089	316,702	456,383	327,990	498,452	1,599,527	101,117	216,911	188,716	506,742

While projects located in São Paulo and Rio de Janeiro are performing well, the segment’s gross margin continues to be slightly impacted by the worst performance of projects outside core markets. The Company believes in more normalized profitability leves as from the 1H14. Excluding legacy projects in discontinued markets, the Gafisa Segment gross margin would have been 34.0%.

The sales speed for inventory outside of core markets remains lower than that of sales within core markets, particularly in São Paulo and Rio de Janeiro. The sale of this inventory and the run-off of legacy projects are on schedule and expected to conclude in 2014.

Gross Margin by Market (2011-3Q13)	Net Revenue by Market (2011-3Q13)

Tenda Segment

The Tenda brand resumed launches in early 2013 under a new business model, which was initially focused on the markets of São Paulo and Bahia. Currently, the Company continues to operate in 4 macro regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco). The new operating model is based on three basic pillars: operating efficiency, risk management and capital discipline.

Table 5. New Tenda Launches in the New Model

Launches 9M13	Novo Horizonte	Vila Cantuária	Itaim Paulista Life	Germânia Life	Verde Vida	Jaraguá Life

Launch	mar-13	mar-13	may-13	jul-13	jul-13	aug-13
PSV Launched (R$000)	67,755	45,941	33,056	24,880	37,912	40,852
# Units	580	440	240	200	340	260
% PSV Sold (YTD Sep)	100%	41%	46%	23%	50%	40%
% Transferred Units (YTD)	89%	24%	35%	11%	3%	24%

Project
	Osasco - SP	Camaçari - BA	São Paulo - SP	Porto Alegre - RS	Salvador - BA	São Paulo - SP

Table 6. Wrap Up Operational Turnaround Tenda (R$000 and units)

		3Q13			4Q12
	New Model	Legacy	Total	New Model	Legacy	Total
Main Indicators
PSV in Inventory	122,815	591,972	714,788	-	826,671	826,671
Units in Inventory	943	3,675	4,618	-	5,552	5,552
Projects under construction	5	30	35	-	52	52
Units to be delivered	1,859	9,995	11,854	-	13,579	13,579
Cost to be incurred	92,957	170,722	263,679	-	460,629	460,629

The new business model has resulted in a consistent reduction in the level of dissolutions in recent quarters. We expect this trend to be maintained over the coming quarters, as legacy projects are replaced by projects recently launched by Tenda. In 3Q13, once again, Tenda reported a 15.4% reduction in dissolutions compared to the previous quarter and a 49.4% decline compared with the prior year period. During the 3Q13, sales cancellations declined to R$133.7 million from R$157.8 million in the 2Q13, and to R$263.8 million in the 3Q12. Of the 3,540 units experiencing sales cancellations in the Tenda segment and returned to inventory, 79.1% were resold in the 9M13 period.

Table 7. Dissolutions  – Tenda Segment  (4Q11-3Q13) (R$000)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
New Projects
Gross Sales	-	-	-	-	-	13,656	57,011	59,713
Dissolutions	-	-	-	-	-	-	(2,126)	(7,433)
Net Sales	-	-	-	-	-	13,656	54,885	52,279
Legacy Projects
Gross Sales	248,241	249,142	344,855	293,801	287,935	225,646	270,677	223,909
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)
Net Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872
Total
Cancelled Units	4,444	3,157	2,984	2,202	2,509	1,700	1,172	924
Gross Sales	248,241	249,142	344,855	293,801	287,935	239,302	327,689	283,622
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)
Net Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	(150,151)

Tenda remains focused on the completion and delivery of its remaining projects, and is also dissolving contracts with non-eligible clients, so as to sell the units to qualified customers. Thus, Tenda worked to improve its financial cycle, by reducing the average time required to conclude the contract signing, which has been halved from 14 months in 3Q12, to 7 months in the 3Q13. Taking into account only projects launched within the new business model, the average time is 4 months.

The run-off of legacy projects is on schedule and shall be mostly concluded in 2014. The final phase of Tenda legacy projects includes around 5,689 units to be delivered.

Table 8. Run-off of Tenda Legacy Projects - Construction Sites and Evolution of Units Under Development (1Q14-4Q14)

	1Q14	2Q14	3Q14	4Q14
# construction sites	7	4	2	1
# units	2,365	1,900	1,180	500

Of the 3Q13 pro forma backlog revenue for the Tenda segment, totaling around R$334 million, R$287 million was related to legacy projects, compared to R$555 million in 4Q12.

Table 9. Conclusion of Legacy Projects at Tenda – Evolution of Inventory at Market Value (4Q11-3Q13)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
New Projects	0	0	0	0	0	101,132	86,611	122,815
Finished PSV	0	0	0	0	0	-	-	-
PSV Under construction	0	0	0	0	0	101,132	86,611	122,815
Legacy Projects	932,503	915,036	838,261	764,589	826,671	671,860	593,088	591,972
PSV Delivered Units PProntasEntregues	43,397	72,404	76,872	63,728	211,924	279,037	303,520	343,280
PSV Under construction	889,105	842,632	761,389	700,861	614,747	392,823	289,568	248,692
Total	932,503	915,036	838,261	764,589	826,671	772,992	679,699	714,787
PSV Delivered Units Entregues	43,397	72,404	76,872	63,728	211,924	279,037	303,520	343,280
PSV Under construction	889,105	842,632	761,389	700,861	614,747	493,955	376,180	371,507

Consolidated Operating Results

Consolidated Launches

Third-quarter launches totaled R$498.3 million, a 8.1% increase compared to 2Q13, and  10.3% rise versus 3Q12. For the 9M13, launches were R$1.3 billion, a 13.4% decrease compared to the same period last year.  The result was impacted by delays in receiving certain licenses and in the approval process for the Gafisa segment, particularly in the city of São Paulo, and for the Alphaville segment, which caused some launches to be moved to the 4Q13.

Year to date launch volumes represent 42% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. The before mentioned delays are expected to result in a higher concentration of 4Q13 launches.

18 projects/phases were launched across 6 states in the 9M13. In terms of PSV, Gafisa accounted for 32% of the total, Alphaville 48% and Tenda the remaining 20%.

Table 10. Consolidated Launches (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa Segment	107,248	215,910	-50.3%	114,291	-6.2%	406,187	794,881	-48.9%
Alphaville Segment	287,455	212,077	35.5%	337,652	-14.9%	610,360	667,320	-8.5%
Tenda Segment	103,644	33,056	213.5%	-	-	250,396	-	-
Total	498,348	461,043	8.1%	451,943	10.3%	1,266,943	1,462,201	-13.4%

Consolidated Pre-Sales

Third-quarter consolidated pre-sales totaled R$429.0 million, a decrease of 22.4% compared to 2Q13, and 37.7% versus 3Q12. The result reflects the lower volume of launches in the period.

In the 9M13, sales from launches represented 44.1% of the total, while sales from inventory comprised the remaining 55.9%.

Table 11. Consolidated Pre-Sales (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa Segment	188,716	216,911	-12.7%	327,990	-42.3%	506,742	1,101,076	-53.9%
Alphaville Segment	90,127	166,887	-46.0%	331,320	-72.8%	367,394	671,481	-45.3%
Tenda Segment	150,151	169,841	-11.6%	30,050	399.7%	326,777	-44,464	-831.6%
Total	428,994	553,639	-22.4%	689,361	-37.7%	1,200,913	1,727,893	-30.5%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 10.6% in 3Q13, compared to 13.4% in 2Q13. The consolidated sales speed of launches in the 9M13 reached 41.3%.

Sales of this quarter were impacted by the 2 phased launches of Alphaville projects, in which the distribution of sales throughout the construction phase was already expected, and the contribution of one Gafisa segment launch in the period.

Table 12. Consolidated Sales over Supply (SoS)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa Segment	9.2%	9.8%	-60bps	16.5%	-730bps	21.4%	39.9%	-1850bps
Alphaville Segment	7.9%	15.8%	-790bps	36.4%	-2850bps	25.8%	53.7%	-2790bps
Tenda Segment	17.4%	20.0%	-260bps	3.8%	1360bps	31.4%	-6.2%	-
Total	10.6%	13.4%	-280bps	18.7%	-810bps	24.8%	36.5%	-1170bps

Dissolutions

The Company has achieved a consistent reduction in its dissolution levels (ex-Alphaville) since the end of 2012, with quarterly dissolutions declining approximately 64.0%, from R$573.8 million in 4Q11 to R$206.5 million in 3Q13. The most notable improvement occurred in Tenda, which achieved a 71.5% reduction in dissolutions over this period, due to the implementation of a new business model and a reduction in old projects. The Gafisa segment, in turn, also achieved a substantial reduction, with dissolutions declining 47.0% on a sequential basis.

History of Dissolutions (R$ million)

Of the 1,113 Gafisa segment units that were cancelled and returned to inventory in the 9M13, 38.3% have been resold. For the Tenda brand, 3,331 units were returned to inventory following their cancellation, of which 79.1% have been resold.

Projects & Unit Deliveries

The Company delivered 14 projects encompassing 3,106 units in the third quarter, with 1,477 units stemming from the Gafisa segment, 1,014 from Tenda and the remaining 615 from Alphaville. The delivery date is based on the “Delivery Meeting” that takes place with customers, and not upon the physical completion, which is prior to the delivery meeting. In the 9M13, projects delivered by the Gafisa Group comprised 7,779 units. The 9M13 result equates to 50% of full-year guidance.

Units to be delivered in the 4Q13 are either complete or at final stages of completion, awaiting final documentation.

Additional information concerning projects and units delivered by the Gafisa Group can be found in the appendix to this release.

Inventory

Gafisa Group inventory at market value remained stable at R$3.6 billion at the end of 3Q13. The market value of Gafisa inventory, which represents 51% of total inventory, decreased to R$1.9 billion at the end of the 3Q13, compared to R$2.0 billion at the end of the 2Q13.

The market value of Alphaville inventory was R$1.1 billion at the end of the 3Q13, a 19% increase compared to the 2Q13. Tenda inventory was valued at R$715 million at the end of the 3Q13, compared to R$680 million at the end of the 2Q13. As previously mentioned, third quarter consolidated dissolutions declined sharply, decreasing 23.6% on a sequential basis.

Table 13. Inventory at Market Value (R$000)

	Inventories BoP 2Q13	Launches	Dissolutions	Pre-Sales	Price Adjustment + Other	Inventories EoP 3Q13	% Q-o-Q
Gafisa Segment	2,007,810	107,248	73,046	-262,324	-61,921	1,863,859	-7.2%
Alphaville Segment	886,365	287,455	64,598	-154,725	-26,287	1,057,405	19.3%
Tenda Segment	679,699	103,644	133,471	-283,622	81,595	714,788	5.2%
Total	3,573,874	498,348	271,116	-700,672	-6,614	3,636,052	1.7%

Table 14. Inventories at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 3Q13
Gafisa Segment	46,710	453,658	848,882	188,184	326,425	1,863,859
Alphaville Segment	-	246,707	397,568	247,674	165,456	1,057,405
Tenda Segment	21,626	71,659	171,600	106,623	343,280	714,788
Total	68,336	772,025	1,418,050	542,480	835,161	3,636,052

¹ Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36..

Additional information concerning Gafisa Group inventories can be found in the appendix to this release.

Landbank

Gafisa’s consolidated landbank, with a PSV of approximately R$21.2 billion, is comprised of 140 different projects/phases that are located in core market regions. In line with the Company’s strategy, 37.5% of landbank has been acquired through swaps – which require no cash obligations. During the 9M13, Gafisa expanded its landbank to support future growth plans with acquisitions totaling R$2.6 billion in PSV.

Table 15. Landbank 3Q13

	PSV - R$ mm (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential units (%co)	Potential units (100%)
Gafisa Segment	6,365,518	36.8%	36.1%	0.7%	11,890	13,320
Alphaville Segment	12,783,076	100.0%	-	100.0%	74,288	128,926
Tenda Segment	2,090,375	28.7%	22.9%	5.8%	18,007	18,007
Total	21,238,969	37.5%	35.8%	1.7%	104,186	160,252

The table below summarizes changes in the Company’s landbank during the 3Q13.

Table 16. Changes in Landbank – 3Q13

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
Gafisa Segment	6,102,340	398,063	107,248	-27,637	6,365,518
Alphaville Segment	12,560,960	697,771	287,455	-188,200	12,783,075
Tenda Segment	1,874,958	189,456	103,644	129,605	2,090,375
Total	20,538,258	1,285,290	498,348	-86,232	21,238,968

Consolidated Financial Results

Third quarter Alphaville results continue to be classified as "Assets/Liabilities Available for Sale", and the reported consolidation reflects 100% of the financial results of Alphaville.

Revenues

On a consolidated basis, 3Q13 net revenues totaled R$628.0 million, in line with the 2Q13 and a decrease of 15.5% compared with the 3Q12. The result reflects the contribution of revenues from the delivery of Tenda legacy projects. New launches are still in the final stages of revenues.

During the 3Q13, the Gafisa segment accounted for 68.8% of net revenues, while Tenda comprised the remaining 31.2%. The below table presents detailed information on the makeup of revenues:

Table 17. Gafisa + Tenda - Pre-Sales (Dissolutions) and Recognized Revenues, by Launch Year (R$000)

		3Q13				3Q12
	Launch Year	Pre-Sales	% Sales	Revenues	% Rev	Pre-Sales	% Sales	Revenues	% Rev
Gafisa	Launches 2013	36,885	19.5%	21,782	5.0%	-	-	-	-
	Launches 2012	40,995	21.7%	100,993	23.4%	179,161	54.6%	59,734	13.7%
	Launches 2011	39,674	21.0%	221,471	51.2%	60,639	18.5%	82,117	18.9%
	Launches ≤ 2010	71,162	37.7%	61,407	14.2%	88,191	26.9%	251,544	57.7%
	Landbank	-	-	26,600	6.2%	-	-	42,214	9.7%
	Total Gafisa	188,716	100.0%	432,252	100.0%	327,990	100.0%	435,609	100.0%
Tenda	Launches 2013	74,307	49.5%	15,801	8.1%	-	-	-	-
	Launches 2012	-	-	-	-	-	-	-	-
	Launches 2011	10,575	7.0%	16,383	8.4%	-10,819	-36.0%	13,250	4.3%
	Launches ≤ 2010	65,268	43.5%	152,222	77.7%	40,869	136.0%	276,805	89.9%
	Landbank	-	-	11,389	5.8%	-	-	17,789	5.8%
	Total Tenda	150,151	100.0%	195,794	100.0%	30,050	100.0%	307,844	100.0%
Consolidated	Launches 2013	111,193	32.8%	37,582	6.0%	-	0.0%	-	-
	Launches 2012	40,995	12.1%	100,993	16.1%	179,161	50.0%	59,734	8.0%
	Launches 2011	50,249	14.8%	237,854	37.9%	49,820	13.9%	95,368	12.8%
	Launches ≤ 2010	136,430	40.3%	213,629	34.0%	129,060	36.0%	528,350	71.1%
	Landbank	-	0.0%	37,988	6.0%	-	0.0%	60,003	8.1%
Total	Total Gafisa Group	338,867	100.0%	628,047	100.0%	358,041	100.0%	743,454	100.0%

Additional information on the composition of Gafisa Group revenues can be found in the appendix to this earnings release.

Gross Profit

Gross profit for the period was R$173.5 million, compared with R$143.8 million registered in 2Q13 and a 10.8% rise y-o-y. from the R$156.6 million of the 3Q12. Gross margin in the quarter reached 27.6%, increase of 5 percentage points from the previous quarter.  Still, the gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets containing higher margins. The increased contribution of more profitable projects to consolidated results can be observed throughout 2013. In addition, other factors contributed to the margin improvement, such as the effect of the National Index of Construction Costs (INCC) variation in May and the sale of landbank at Gafisa.

Table 18. Gafisa + Tenda - Gross Margin (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gross Profit	173,503	143,798	20.7%	156,638	10.8%	395,446	436,824	-9.5%
Gross Margin	27.6%	22.4%	519 bps	21.1%	656 bps	22.3%	19.5%	274 bps

Additional information regarding the breakdown of the Gafisa Group gross margin can be found in the appendix to this earnings release.

Selling, General and  Administrative Expenses (SG&A)

SG&A expenses totaled R$101.3 million in the 3Q13, a 12.6% decrease compared with the R$115.9 reported in 3Q12 and a 7.9% sequential reduction. The improvement primarily reflects reduced selling expenses, which amounted to R$46.1 million, representing a 23.6% decrease versus 2Q13. General and administrative expenses decreased by 8.2% compared to 3Q12, but rose 11.2% compared with the 2Q13.

Table 19. Gafisa + Tenda - SG&A Expenses (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Selling Expenses	46,165	60,407	-23.6%	55,888	-17.4%	161,792	160,748	0.6%
General & Administ. Expenses	55,155	49,599	11.2%	60,105	-8.2%	157,759	179,835	-12.3%
Total SG&A Expenses	101,320	110,006	-7.9%	115,993	-12.6%	319,551	340,583	-6.2%
Launches	498,348	461,043	8.1%	451,943	10.3%	1,266,943	1,462,201	-13.4%
Net Pre-Sales	429,556	553,639	-22.4%	689,361	-37.7%	1,201,476	1,727,893	-30.5%
Net Revenue	628,047	640,864	-2.0%	743,453	-15.5%	1,776,461	2,237,336	-20.6%

The Company is focused on the stabilization of SG&A and given the impending completion of the turnaround cycle, continues to seek out efficiency improvements so as to reduce costs and improve productivity.

Table 20. Gafisa + Tenda - SG&A / Launches (%)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Sales / Launches	9.3%	13.1%	-384 bps	12.4%	-310 bps	12.8%	11.0%	178 bps
G&A / Launches	11.1%	10.8%	31 bps	13.3%	-223 bps	12.5%	12.3%	15 bps
Total SG&A / Launches	20.3%	23.9%	-353 bps	25.7%	-533 bps	25.2%	23.3%	193 bps

Table 21. Gafisa + Tenda - SG&A / Pre-Sales (%)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Sales / Pre-Sales	10.7%	10.9%	-16 bps	8.1%	264 bps	13.5%	9.3%	416 bps
G&A / Pre-Sales	12.8%	9.0%	388 bps	8.7%	412 bps	13.1%	10.4%	272 bps
Total SG&A/ Pre-Sales	23.6%	19.9%	372 bps	16.8%	676 bps	26.6%	19.7%	689 bps

Table 22. Gafisa + Tenda - SG&A / Net Revenue (%)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Sales / Net Revenue	7.4%	9.4%	-208 bps	7.5%	-17 bps	9.1%	7.2%	192 bps
G&A / Net Revenue	8.8%	7.7%	104 bps	8.1%	70 bps	8.9%	8.0%	84 bps
Total SG&A/ Net Revenue	16.1%	17.2%	-103 bps	15.6%	53 bps	18.0%	15.2%	277 bps

Additional information on Gafisa Group Selling, General and Administrative Expenses can be found in the appendix to this earnings release.

Management & Board Compensation

In the period ended September 30, 2013 and 2012, the amounts related to management compensation are stated as follows:

Table 23. Management Compensation Gafisa + Tenda (R$000)

09/30/2013	Board of Directors	Executive Officers	Fiscal Council
Number of members	9	8	3
Fixed annual compensation	1,420	3,791	120
Salaries	1,389	3,510	120
Direct and indirect benefits	31	218	-
Monthly compensation	158	421	13
Total compensation	1,420	3,791	120
Profit sharing	-	6,469	-

09/30/2012	Board of Directors	Executive Officers	Fiscal Council
Number of members	9	7,6	3
Fixed annual compensation	1,312	3,522	104
Salaries	1,309	3,320	104
Direct and indirect benefits	3	202	-
Monthly compensation	146	391	11
Total compensation	1,312	3,522	104
Profit sharing	-	7,350	-

Table 24. Profit Sharing

	09/30/2013	09/30/2012
Executive Officers	6,469	7,350
Other employees	19,767	35,556
Operations available for sale	-	(12,156)
Total	26,236	30,750

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$140.0 million in the 3Q13, a 49.1% increase compared to the R$93.9 million of the 2Q13. During the 3Q13, the adjusted EBITDA margin reached 22.3%, compared to 14.7% in 2Q13 and 20.5% in 3Q12.

Gafisa Group presented a substantial increase in its Adjusted EBITDA (+49.2%) with an Adjusted EBITDA Margin of 22.3%,  reflecting an 8.6% decrease in operating costs that came despite a slight decrease in net revenues in  3Q13. Additionally, reduced SG&A (which was R$8.7 million and R$14.7 million lower than 2Q13 and 3Q12, respectively) also benefited results.

Table 25. Gafisa + Tenda + Alphaville - Consolidated Adjusted EBITDA (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Income (Loss)	15,777	(14,144)	-211.5%	4,841	225.9%	(53,839)	(25,628)	110.1%
(+) Financial results	48,486	33,662	44.0%	49,124	-1.3%	131,313	145,578	-9.8%
(+) Income taxes	7,019	6,992	0.4%	7,346	-4.5%	20,448	25,395	-19.5%
(+) Depreciation & Amortization	18,142	11,022	64.6%	17,317	4.8%	38,573	45,482	-15.2%
(+) Capitalized interests	42,570	36,174	17.7%	51,704	-17.7%	112,336	129,170	-13.0%
(+) Expenses w/ stock options	4,170	4,884	-14.6%	3,085	35.2%	13,715	14,798	-7.3%
(+) Minority shareholders	3,838	15,331	-75.0%	19,053	-79.9%	29,144	33,665	-13.4%
Adjusted EBITDA	139,997	93,921	49.2%	152,470	-8.2%	291,689	368,461	-20.8%
Net Revenue	628,047	640,864	-2.0%	743,453	-15.5%	1,776,461	2,237,336	-20.6%
Adjusted EBITDA Margin	22.3%	14.7%	766 bps	20.5%	178 bps	16.4%	16.5%	-4 bps
(-) Alphaville Result classified as available for sale	(46,993)	(42,473)	10.6%	(71,973)	-34.7%	(127,758)	(133,024)	-4.0%

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

Additional information on the EBITDA for each of the Company’s operating segments can be found in the appendix to this earnings release.

Depreciation and Amortization

Depreciation and amortization in the 3Q13 reached R$18.1 million, a 4.8% increase when compared to the 3Q12.

Financial Results

Net financial expenses totaled R$48.5 million in 3Q13, in line with the negative net result of R$49.1 million in 3Q12. Financial revenues totaled R$17.0 million, a 51.4% y-o-y increase compared to the R$11.2 million recorded in 3Q12 and the R$16.7 million reached in 2Q13, due to the higher average CDI rate in the period. Financial expenses reached R$65.5 million, compared to R$60.3 million in 2Q13 and R$50.4 million in 3Q12, due to the higher average CDI rate in the period coupled with the effect of mark-to-market adjustments.

Taxes

Income taxes, social contribution and deferred taxes for 3Q13 amounted to R$7.0 million, broadly in line with the 2Q13 result of $6.9 million and R$7.3 million posted in the 3Q12.

Adjusted Net Income

Gafisa Group ended the 3Q13 with net income of R$15.8 million, reversing a loss of R$14.1 million recorded in 2Q13. Despite the reduction in the level of the Company's revenues, net income benefited from a reduction in costs and expenses. The anticipated nonrecurring after-tax gain on the sale of Alphaville is not reflected in consolidated earnings.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$624.3 million in the 3Q13. The consolidated margin for the quarter was 32.9%, in line with the result posted in 2Q13. The table below shows the backlog margin by segment:

Table 26. Results to be recognized (REF) by company (R$000)

	Gafisa	Tenda	Gafisa Group (Gafisa + Tenda)	Alphaville
Revenues to be recognized	1,625,581	274,642	1,900,224	805,518
Costs to be recognized (units sold)	-1,064,057	-211,853	-1,275,911	-389,582
Results to be Recognized	561,524	62,789	624,313	415,935
Backlog Margin	34.5%	22.9%	32.9%	51.6%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the PVA (Present Value Adjustment) method introduced by Law nº 11,638

The amounts include projects still under suspension clause.

Table 27. Gafisa Group (Gafisa + Tenda) - Results to be recognized (REF)  (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Revenues to be recognized	1,900,224	2,148,090	-11.5%	3,702,549	-48.7%	1,900,224	3,702,549	-48.7%
Costs to be recognized (units sold)	-1,275,911	-1,439,456	-11.4%	-2,390,611	-46.6%	-1,275,911	-2,390,611	-46.6%
Results to be Recognized	624,313	708,634	-11.9%	1,311,938	-52.4%	624,313	1,311,938	-52.4%
Backlog Margin	32.9%	33.0%	-13 bps	35.4%	-258 bps	32.9%	35.4%	-258 bps

Note: It is included in the gross profit margin and not included in the backlog margin: Present Value Adjustment (PVA) on receivables, revenue related to swaps, revenue and cost of services rendered, PVA over property (land)  debt , cost of swaps and provision for guarantees.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Segment Launches

Third-quarter launches reached R$107.2 million and comprised 1 project/phase in the city of São Paulo. The result represents a 6.2% y-o-y decline from the R$114.3 million in 3Q12 and a reduction of 50.3% when compared to the 2Q13. Launches in the 9M13 reached R$406.2 million, a 48.9% decrease versus the same period of the previous year.

Delays in obtaining certain licenses and approvals for projects in the Gafisa segment in the city of São Paulo resulted in some launches being moved to the fourth quarter.

Gafisa Launches by Region (% and in R$ million)

Additional information on Gafisa segment launches can be found in the appendix to this earnings release.

Gafisa Segment Pre-Sales

Third-quarter gross pre-sales totaled R$261.7 million, a 26.0% decrease compared to 2Q13. Net pre-sales reached R$189.3 million in 3Q13, a 12.7% decrease compared to 2Q13 and 42.3% decline y-o-y. Sales from launches during the year represented 32.3% of the total, while sales from inventory comprised the remaining 67.7%. In the 3Q13, sales speed was 9.2%, compared to 9.8% in 2Q13, and 16.5% in 3Q12. The sales speed of Gafisa segment launches was 40.4% for the year.

The volume of dissolutions in the 3Q13 was R$73.0 million, a 46.9% decrease relative to the 2Q13. Of the 1,113 Gafisa segment units cancelled and returned to inventory, 38.3% were resold in the 9M13. In the core markets of Sao Paulo and Rio de Janeiro, 616 units were cancelled, with 49.5% already resold.

Gafisa Segment Pre-Sales by Region (% and in R$ million)

Additional information on Gafisa segment pre-sales can be found in the appendix to this earnings release.

Gafisa Vendas

During the 3Q13, Gafisa Vendas – an independent sales unit of the Company, with operations in Sao Paulo and Rio de Janeiro, focused on selling inventory - was responsible for 55% of gross sales in the period. Gafisa Vendas currently has a team of 600 highly trained, dedicated consultants, combined with an online sales force.

Gafisa Segment Delivered Projects

During the 9M13, Gafisa delivered 15 projects/phases and 3,205 units, reaching 75% of the mid-range of full-year guidance of 3,500 to 5,000 units for the brand.

Table 28 - Gafisa Segment Delivered Projects and Transfers Completed for the Period

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
PSV Transferred [1]	243,274	208,467	16.7%	285,344	-14.7%	678,010	793,556	-14.6%
Delivered Projects	6	9	-	4	-	16	27	-
Delivered Units Entregues	1,477	1,642	-10.0%	709	108.3%	3,205	4,735	-32.3%
Delivered PSV [2]	373,144	436,038	-14.4%	366,432	1.8%	848,178	1,650,029	-48.6%

Note: 1– PSV refers to potential sales value of the units transferred to financial institutions. 2– PSV refers to potential sales value of delivered units.

Additional information of Gafisa segment delivered projects can be found in the appendix to this earnings release.

Gafisa Segment Landbank

Gafisa segment landbank, with a PSV of approximately R$6.4 billion, is comprised of 76 different projects/phases located exclusively  in core markets. Amounting to nearly 12 thousand units, 76% are located in São Paulo and 24% in Rio de Janeiro. In line with the Company’s strategy, 36.8% of the landbank was acquired through swaps, which do not require cash obligations. During the 9M13, Gafisa expanded its landbank to support future lauching projections with acquisitions totaling R$1.0 billion in PSV.

Table 29 – Gafisa Segment Landbank – 3Q13

	PSV - R$000 (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% co)	Potential Units (100%)
São Paulo	4,858,171	26.6%	25.6%	0.9%	9,988	11,414
Rio de Janeiro	1,507,347	68.3%	68.3%	-	1,903	1,906
Total	6,365,518	36.8%	36.1%	0.7%	11,890	13,320

Inventory

The Company maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 67.7% of total sales in the 9M13. The market value of Gafisa segment inventory was stable at R$1.9 billion at the end of the 3Q13. The inventory of finished units outside core markets was R$320.8 million or 17% of the total. In the same period, inventory of finished units comprised R$326.4 million, or 17% of the total inventory. Of this amount, inventory from projects launched outside core markets totaled R$320.8 million.

Table 30. Inventory at Market Value 3Q13 x 2Q13 (R$000) – Gafisa Segment  by Region

	Inventories BoP[1] 2Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories EoP[2] 3Q13	% Q-o-Q3
São Paulo	1,289,709	107,248	35,839	-189,508	-79,838	1,163,449	-9.8%
Rio de Janeiro	392,563	-	10,844	-31,685	7,884	379,607	-3.3%
Other	325,537	-	29,363	-40,569	9,471	320,803	-1.5%
Total Gafisa	2,007,810	107,248	73,046	-261,762	-62,483	1,863,859	-7.2%

Not initiated		Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 3Q13
Gafisa	46,710	453,658	848,882	188,184	326,425	1,863,859

 Note: 1) BoP beginning of period – 2Q13. 2) EoP end of period – 3Q13.  3) % Change 3Q13 versus 2Q13. 4)  3Q13 sales speed. 5) projects cancelled during the period.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100,000 and R$250,000.

Tenda Segment Launches

Having achieved control of both the operational and financial cycle, the Tenda brand resumed launches in 1H13. Third-quarter launches totaled R$103.6 million and included 3 projects/phases. In the 9M13, Tenda launched R$250.4 million. The brand accounted for 20.8% of 3Q13 consolidated launches and 19.7% in the 9M13.

Tenda Launches by  Region (% and in R$ million)

In the appendix to this release, you will find more information about the Tenda segment launches.

Tenda Segment Pre-Sales

During the 3Q13, net pre-sales totaled R$150.1 million. Sales from units launched during the 9M13 represented 43.7% of total contracted sales. Sales from inventory accounted for the remaining 56.3%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent upon the ability to pass mortgages onto financial institutions. Of the 9M13 launches totaling R$250.4 million, all were launched within the confines of Tenda’s new business model. Sales of R$142.8 million were registered (57.0% of total), of which R$79.1 million were already transferred. That accounts for 464 units transferred to financial institutions in the 3Q13 and 717 mortgage transfers in the 9M13.

In the 3Q13, sales speed (sales over supply) was 17.4%, compared to 20.0% in the 2Q13.

Tenda is focused on the completion and delivery of its legacy projects, and is dissolving contracts with ineligible clients, so as to resell these units to qualified customers. Of the 3,331 Tenda units that were cancelled and returned to inventory in the 9M13, 79.1% were resold to qualified customers in the same period.

Table 31. Pre-Sales (Net of Dissolutions) by Market Region - Tenda Segment  (R$000)

		1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
Tenda	São Paulo	-47,561	2,852	-8,111	-6,148	13,013	43,569	33,281
	(%)	52.7%	17.8%	-27.0%	20.3%	191.2%	25.7%	22.2%
	Rio de Janeiro	-190	10,628	11,481	15,605	16,607	32,444	12,469
	(%)	0.2%	67.5%	38.3%	-52.0%	245.6%	19.1%	8.3%
	Minas Gerais	-32,805	-30,185	-13,077	-22,121	-15,491	11,714	8,036
	(%)	36.3%	-192.4%	-43.7%	75.0%	-227.9%	6.9%	5.3%
	Northeast	-20,629	10,150	17,384	13,219	10,214	23,253	36,126
	(%)	22.8%	64.3%	58.0%	-44.0%	150.0%	13.7%	24.1%
	Other	10,743	22,283	22,373	-30,208	-17,561	58,862	60,239
	(%)	-11.8%	143.0%	74.7%	100.7%	-258.8%	34.7%	40.1%
	Total (R$)	-90,443	15,728	30,050	-29,653	6,785	169,841	150,151
	(%)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In the appendix to this earnings release, you will find more information on Tenda segment pre-sales.

Tenda Segment Transfers

In the 3Q13, Tenda transferred 2,571 units to financial institutions, being 464 related to new projects, totaling 7,942 transfers in the 9M13 period, in which 717 are related to Tenda’s new projects.

Table 32 – PSV Transferred - Tenda (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
New Projects	52,466	26,608	97.2%	-	-	79,074	-	-
Legacy Projects	230,613	249,699	-7.6%	295,010	-21.8%	480,313	868,008	-44.7%
PSV Transferred[1]	283,079	276,308	2.5%	295,010	-4.0%	559,387	868,008	-35.6%

Note: 1- PSV refers to potential sales value of units transferred to financial institutions.

Tenda Segment Delivered Projects

During the 9M13, Tenda delivered 25 projects/phases and 3,540 units, representing 51% of the mid-range of full-year delivery guidance of 6,500 to 7,500 units for the brand.

Additional information about Tenda segment delivered projects can be found in the appendix to this release.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$2.1 billion, is comprised of 51 different projects/phases located in core markets. 11% are located in São Paulo, 14% in Rio de Janeiro, 11% in Minas Gerais and the remaining in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 18 thousand units. During the 9M13, Tenda expanded its landbank to support future launches with acquisitions totaling R$199.6 million in PSV, which were concentrated in the Company’s core markets.

Table 33. Landbank - Tenda Segment  - 3Q13

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	227,992	9.9%	9.9%	-	2,059	2,059
Rio de Janeiro	297,941	-	-	-	2,519	2,519
Northeast	1,337,301	24.9%	19.5%	5.5%	11,579	11,579
Minas Gerais	227,141	75.2%	60.7%	14.5%	1,849	1,849
Total	2,090,375	28.7%	22.9%	5.8%	18,007	18,007

Inventory

Tenda has been achieving satisfactory results on its inventory reduction initiatives, with inventory representing 56.3% of total sales for the 9M13. The market value for Tenda inventory remained stable at R$714.8 million at the end of the third quarter. The legacy projects inventory for the Tenda segment totaled R$592.0 million or 82,8% of the total. In the same period, inventory of units within the Minha Casa, Minha Vida program comprised R$436.2 million, or 61% of the total inventory, while the proportion outside the program declined from 45% in 2Q13 to 39% in 3Q13.

Table 34. Inventory at Market Value 3Q13 x 2Q13 (R$000) – Tenda Segment  by Region

	Inventories BoP[1] 2Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories FP2 3Q13	% Q-o-Q3
São Paulo	133,639	65,732	26,447	-59,727	4,468	161,622	20.9%
Rio de Janeiro	89,356	-	18,291	-30,760	9,856	86,743	-2.9%
Minas Gerais	70,740	-	29,680	-37,716	4,543	67,247	-4.9%
Northeast	86,101	37,912	12,189	-48,315	6,081	93,968	9.1%
Other	299,864	-	46,864	-107,103	65,582	305,207	1.8%
Total Tenda	679,699	103,644	133,471	-283,622	81,595	714,788	5.2%
MCMV	371,390	103,644	75,333	-194,548	80,391	436,210	17.5%
Out of MCMV	308,309	-	58,138	-89,074	1,204	278,577	-9.6%

 Note: 1) BoP beginning of period – 2Q13. 2) EoP end of period – 3Q13.  3) % Change 3Q13 versus 2Q13. 4)  3Q13 sales speed. 5) projects cancelled during the period.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130.000 and R$R$500.000, and is present in 68 cities across 23 states and in the Distrito Federal.

Alphaville Segment Launches

Third-quarter launches totaled R$287.4 million, a 35.5% increase compared to 2Q13 and 14.9% decrease versus the year-ago period. Launch volumes included 3 projects/phases across 2 states. The segment accounted for 48.2% of 9M13 consolidated launches, slightly up from the 45.6% a year ago. The approval term of certain allotments was longer than planned, which also led to a concentration of launches in the last quarter of the year.

Additional information on Alphaville segment launches can be found in the appendix to this earnings release.

Alphaville Pre-Sales

Third-quarter net pre-sales reached R$90.1 million, a 46.0% decrease compared to the 2Q13 and 72.8% decline y-o-y. During the 9M13, the residential lots segment’s share of consolidated pre-sales reached 30.6%, versus 38.9% in the same period of last year. In the 3Q13, sales speed (sales over supply) was 7.9%, compared to 15.8% in the 2Q13. 9M13 sales speed from launches was 36.5%. Sales from launches represented 55.5% of total sales in the quarter. A portion of sales from Alphaville launches occurring towards the end of the 3Q13 were registered in early October.

Additional information on Alphaville segment pre-sales can be found in the appendix to this earnings release.

Alphaville Segment Delivered Projects

During the 9M13, Alphaville delivered 2 projects/phases and 1,034 units, reaching 24.3% of the mid-range of full-year guidance of 3,500 to 5,000 units for the brand.

Additional information on Alphaville segment delivered projects can be found in the appendix to this earnings release.

Alphavile Segment Landbank and Inventory 3Q13

The table below presents more detail on the breakdown of Alphaville’s landbank and also inventory at market value in the 3Q13:

Table 35 – Alphaville Segment Landbank - 3Q13

	PSV - R$ mm (% Alphaville)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	2,075,922	100%	-	100%	12,452	22,323
Rio de Janeiro	1,031,652	100%	-	100%	5,664	11,061
Other	9,675,501	100%	-	100%	74,288	95,542
Total	12,783,076	100%	-	100%	92,404	128,926

Table 36. Inventory at Market Value 3Q13 x 2Q13 (R$000)

Inventories BoP[1] 2Q13		Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories FP2 3Q13	% T/T3
Total Alphaville	886,365	287,455	64,598	-154,725	-26,287	1,057,405	19.3%
≤ R$200K;	347,554	67,408	20,839	-72,956	-3,125	359,720	3.5%
> R$200K; ≤ R$500K	346,664	220,048	35,865	-70,106	-42,370	490,100	41.4%
> R$500K	192,147	-	7,894	-11,663	19,208	207,585	8.0%

 Note: 1) BoP beginning of period – 2Q13. 2) EoP end of period – 3Q13.  3) % Change 3Q13 versus 2Q13. 4)  3Q13 sales speed. 5) projects cancelled during the period.

BALANCE SHEET

Cash and Cash Equivalents

On September 30th, 2013, cash and cash equivalents, and securities, totaled R$781.6 million, impacted by the acquisition of the remaining 20% stake in Alphaville.

Accounts Receivable

At the end of the 3Q13, total consolidated accounts receivable decreased 26.6% y-o-y to R$4.3 billion, and was 7.0% below the R$4.7 billion recorded in the 2Q13.

Currently, Gafisa and Alphaville segments have approximately R$450 million in accounts receivable from finished units.

Table 37. Total receivables (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12 Pro Forma	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	1,972,210	2,229,465	-11.5%	2,671,756	-26.2%
Receivables from PoC – ST (on balance sheet)	2,103,130	2,184,064	-3.7%	2,555,248	-17.7%
Receivables from PoC – LT (on balance sheet)	301,570	286,913	5.1%	731,651	-58.8%
Total	4,376,910	4,700,442	-6.9%	5,958,655	-26.6%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Liquidity

In the third quarter, the Company’s level of indebtedness and leverage was temporarily impacted by the settlement of the purchase of the outstanding (20%) shares of Alphaville. Following is a brief explanation about the impacts:

Table 38. Impact Acquisition of 20% Stake in Alphaville

	3Q13	2Q13	Change (R$)	Impact Acquisition 20%
Minority Shareholders	50,834	169,132	-118,298	-120,051
Shareholder’s Equity	2,216,828	2,449,326	-232,498	-252,449
Shareholder’s Equity + Minority	2,267,662	2,618,458	-350,796	-372,500
Cash and Cash Equivalents	781,606	1,101,160	-319,554	-366,662
Total Debt + Investor Obligations	3,639,701	3,620,379	19,322	-
Net Debt	2,858,095	2,519,219	338,876	-
(Net Debt) / (Shareholder’s Equity)	126.0%	96.2%	2998 bps	-

The acquisition of the remaining stake (20%) of Alphaville eventually impacted the level of indebtedness of the Company and hence its leverage ratio. The transaction was financed through the partial use of the Company's cash and by funding R$250.0 million in June, or the 2Q13. The total disbursement was made in July (3Q13) in the amount of R$366.6 million.

As a result of the acquisition, the Minority Shareholders line was reduced by R$120.1 million, related to the 20% stake in Alphaville recognized as Asset Available for Sale. This change has led to the first impact on the Company's shareholder’s equity. The recognition of goodwill amounting to R$252.4 million resulted in a further reduction of the Company's shareholder’s equity, which went from R$2.618 billion in the last quarter to R$2.268 billion in the 3Q13, a 13.4% decrease. Such goodwill will be reversed by the time of the settlement of the sale of the 70% stake in Alphaville.

During these transitory adjustments, the Company saw its net debt/equity ratio reach 126.0%, compared to 96.2% in the previous quarter. Excluding Project Finance, this net debt/equity ratio reached 44.7% versus 27.5% in the previous period.

In addition, it should be noted that at the time of settlement of the Alphaville transaction, the Company’s expected leverage ratio (Net Debt / Equity) is estimated to reach around 55%.

Further detail about the Company's indebtedness structure after the transient effects of the acquisition of the remaining stake of Alphaville is noted below.

Net debt totaled R$2.8 billion at the end of 3Q12, a slight increase of 3.7% over the previous year. Currently, the Company has access to a total of R$1.6 billion in construction finance lines contracted with banks and R$665 million in lines in the process of being approved. Also, Gafisa has R$2.4 billion available in construction finance lines of credit for future developments.

Cash generation is a highlight of the third quarter. Gafisa Group’s cash generation was around R$32.1 million, compared to cash burn of R$27.6 million in the 2Q13. Operational cash flow was positive at R$194.5 million in the 3Q13, totaling R$423.4 million in the 9M13. These figures take into consideration the classification of Alphaville as an asset available for sale.

Table 39. Cash Generation YTD

	4Q12	1Q13	2Q13	3Q13
Availabilities	1,248,231	1,146,176	1,101,160	781,606
Change in Availabilities		(102,055)	(45,016)	(319,555)
Total Investments	-	-	35,634	370,998
Alphaville Acquisition	-	-	-	366,662
Share buyback	-	-	35,634	4,336
Change in Cash Ex-Investments	-	(102,055)	(9,382)	51,443
Total Debt + Investor Obligations	3,618,845	3,602,105	3,620,378	3,639,707
Change in Total Debt + Investor Obligations	-	(16,740)	18,273	19,329
Cash Generation in the period	-	(85,315)	(27,655)	32,114
Cash Generation YTD	-	(85,315)	(112,970)	(80,855)

Table 40. Debt and Investor Obligations

	Ex - Alphaville
Type of obligation (R$000)	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)
Debentures - FGTS (A)	1,089,263	1,062,142	2.6%	1,241,860	-12.3%
Debentures - Working Capital (B)	710,069	697,527	1.8%	581,514	22.1%
Project Financing SFH – (C)	756,173	736,328	2.7%	644,975	17.2%
Working Capital (D)	954,449	996,543	-4.2%	1,098,974	-9.3%
Total (A)+(B)+(C)+(D) = (E)	3,509,954	3,492,540	0.5%	3,567,323	-1.6%
Investor Obligations (F)	129,747	127,839 127,839	1.5%	324,198	-60.0%
Total debt (E) + (F) = (G)	3,639,701	3,620,379	0.5%	3,891,521	-6.5%
Cash and availabilities (H)	781,606 781,606	1,101,160 1,101,160	-29.0%	1,135,126	-31.1%
Net debt (G)-(H) = (I)	2,858,095 2,858,595 2,858,095	2,519,219 2,519,219	13.5%	2,756,395	3.7%
Equity + Minority Shareholders (J)	2,267,662	2,618,458	-13.4%	2,773,947	-18.3%
ND/Equity (I)/(J) = (K)	126.0%	96.2%	2983 bps	99.4%	2667 bps bpsb8%
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	44.7%	27.5%	1713 bps	31.3%	1331 bps

The Gafisa Group ended the third quarter with R$1.1 billion of total debt due in the short term. It should be noted, however, that 42% of this amount relates to debt linked to the Company's projects.

 Table 41 - Debt Maturity

(R$000)	Average cost (py.)	Total	Until Sep/14	Until Sep/15	Until Sep/16	Until Sep/17	After Sep/18
Debentures - FGTS (A)	TR + (9.33% - 10.17%)	1,089,263	264,375	299,888	250,000	175,000	100,000
Debentures - Working Capital (B)	CDI+(1.50% -1.95%)/IPCA+7.96%/120%CDI	710,069	159,837	392,267	149,958	8,007	-
Project Financing SFH – (C)	TR+(8.30%-11.00%)	756,173	221,570	368,165	110,942	51,667	3,829
Working Capital (D)	CDI + (0.82-2.20%)/114-125%CDI	954,449	404,038	284,236	186,508	79,667	-
Total (A)+(B)+(C)+(D) = (E)		3,509,954	1,049,820	1,344,556	697,408	314,341	103,829
Investor Obligations (F)	CDI + (0.235% - 0.82%) / IGPM +7.25%	129,747	115,305	7,297	4,865	2,280	-
Total debt (E) + (F) = (G)		3,639,701	1,165,125	1,351,853	702,273	316,621	103,829
% Maturity total per period			32%	37%	19%	9%	3%
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G) +		50.7%	41.7%	49.4%	51.4%	71.6%	100%
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)		49.3%	58.3%	50.6%	48.6%	28.4%	-

Additional information on the Company’s consolidated indebtedness can be found in the appendix to this earnings release.

OUTLOOK

Third-quarter launches totaled R$498.3 million, an 8.1% sequential increase and a 10.3% rise versus the 3Q12. For the 9M13 period, total launches were R$1.3 billion, a 13.4% decrease compared to the same period last year. This result was impacted by delays in receiving certain licenses and approvals for the Gafisa segment in the city of São Paulo and also for the Alphaville segment, resulting in some projects being moved to 4Q13.  Launch volume represents 42% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. The above mentioned movement will result in a concentration in launches in the 4Q13.

Table 42. Launch Guidance – (2013 Estimates)

	Guidance (2013E)	Actual Figures 9M13A	9M13A as % Guidance for 2013E
Consolidated Launches	R$2.7 – R$3.3 bi	1.3	42%
Breakdown by Brand
Gafisa Launches	R$1.15 – R$1.35bi	406.2	32%
Alphaville Launches	R$1.3 – R$1.5bi	610.4	44%
Tenda Launches	R$250 – R$450mn	250.4	72%

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched by Gafisa in non-core markets, expected to be substantially concluded in 2013.

Table 43. Guidance Adjusted EBITDA Margin – (2013 Estimates)

	Guidance (2013)	Actual Figures 9M13A	9M13A as % Guidance for 2013E
Consolidated Data	12% - 14%	14%	NA
EBITDA by Brand
EBITDA Gafisa			-
EBITDA Alphaville			-
EBITDA Tenda			-

The EBITDA margin presented in the guidance and for the 9M13 in this table is fro forma, and excludes the IFRS adjustments.

Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda segment and the remaining 27% by Alphaville. The Company expects to achieve full-year delivery guidance, in line with an anticipated increase in deliveries in the coming quarters.

Table 44. Other Relevant Indicators – Delivery Estimates (2013E)

	Guidance (2013E)	Actual Figures 9M13A	9M13A as % Guidance for 2013E
Consolidated Amounts	13,500 – 17,500	7,779	50%
Deliveries by Brand
# Gafisa Delivery	3,500 – 5,000	3,205	75%
# Alphaville Delivery	3,500 – 5,000	1,034	24%
# Tenda Delivery	6,500 – 7,500	3,540	51%

CONSOLIDATED FINANCIAL STATEMENTS

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Operating Revenue	628,047	640,864	-2.0%	743,453	-15.5%	1,776,461	2,237,336	-20.6%
Operating Costs	(454,544)	(497,066)	-8.6%	(586,815)	-22.5%	(1,381,015)	(1,800,512)	-23.3%
Gross profit	173,503	143,798	20.7%	156,638	10.8%	395,446	436,824	-9.5%
Operating Expenses
Selling Expenses	(46,165)	(60,407)	-23.6%	(55,888)	-17.4%	(161,792)	(160,747)	0.7%
General and Adm. Expenses	(55,155)	(49,599)	11.2%	(60,105)	-8.2%	(157,759)	(179,835)	-12.3%
Other Operating Rev/Expenses	(28,117)	(8,914)	215,4%	(34,337)	-18.1%	(43,848)	(68,359)	-35.9%
Depreciation and Amortization	(18,142)	(11,022)	64.6%	(17,317)	4.8%	(38,573)	(45,482)	-15.2%
Equity pick up	2,203	(14,488)	-115.2%	19,400	-88.6%	5,834	63,585	-90.8%
Operating income	28,127	(632)	-	8,391	235.2%	(692)	45,986	-101.5%

Financial Income	16,998	16,757	1.4%	11,229	51.4%	52,686	39,847	32.2%
Financial Expenses	(65,484)	(50,419)	29.9%	-60,353	8.5%	(183,999)	(185,425)	-0.8%

Net Income Before Taxes on Income	(20,359)	(34,294)	-40.6%	(40,733)	-50.0%	(132,005)	(99,592)	32.5%

Deferred Taxes	(2,527)	(1,790)	41.2%	-2,308	9.5%	(6,791)	(8,521)	-20.3%
Income Tax and Social Contribution	(4,492)	(5,202)	-13.6%	-5,038	-10.8%	(13,657)	(16,874)	-19.1%
Net Income After Taxes on Income	(27,378)	(41,286)	-33.7%	(48,079)	-43.1%	(152,453)	(124,987)	22.0%

Profit from Operations Available for Sale	46,993	42,473	10.6%	71,973	-34.7%	127,758	133,024	-4.0%

Minority Shareholders	3,838	15,331	-75.0%	19,053	-79.9%	29,144	33,665	-13.4%

Net Income (Loss)	15,777	(14,144)	-211.5%	4,841	225.9%	(53,839)	(25,628)	110.1%

CONSOLIDATED BALANCE SHEET

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)
Current Assets
Cash and cash equivalents	781,606	1,101,160	-29.0%	1,135,126	-31.1%
Receivables from clients	2,103,130	2,184,064	-3.7%	2,766,247	-24.0%
Properties for sale	1,489,538	1,557,079	-4.3%	1,732,702	-14.0%
Other accounts receivable	153,865	186,866	-17.7%	129,597 129.597	18.7%
Deferred selling expenses	42,003	47,632	-11.8%	68,708 68.708	-38.9%
Prepaid expenses and other	122,168	144,470	-15.4%	180,703 180.703	-32.4%
Properties for sale	1,532,226	1,521,277	0.7%	-	-
Non current assets for sale	2,830	3,133	-9.7%	18,182 18.182	-84.4%
	6,227,366	6,745,681	-7.7%	6,031,265	3.3%
Long-term Assets
Receivables from clients	301,570	286,913	5.1%	1,130,836	-73.3%
Properties for sale	656,716	469,644	39.8%	269,935 269.935	143.3%
Financial Instruments	- 157	1,756	-108.9%	-	-
Other	288,581	284,060	1.6%	224,850 224.850	28.3%
	1,246,710	1,042,373	19.6%	1,625,621	-23.3%
Intangible and Property and Equipment	212,867	149,850	42.1%	278,833 875.232	-23.7%
Investments	512,736	554,840	7.6%	596,399 -	-14.0%

Total Assets	8,199,678	8,492,744	-3.5%	8,532,118	-3.9%

Current Liabilities
Loans and financing	625,608	487,118	28.4%	744,883 744.883	-16.0%
Debentures	424,212	385,757	10.0%	465,425 465.425	-8.9%
Obligations for purchase of land and advances from clients	445,257	478,054	-6.9%	401,557 401.557	10.9%
Materials and service suppliers	98,964	101,194	-2.2%	143,811 143.811	-31.2%
Taxes and contributions	159,617	155,716	2.5%	252,143 252.143	-36.7%
Obligation for investors	115,304	113,396	1.7%	156,773 156.773	-26.5%
Obrigações de ativo destinado à venda	693,160	727,005	-4.7%	- -	-
Other	486,374	425,202	14.4%	524,508 524.508	-7.3%
	3,048,496	2,873,442	6.1%	2,689,100	13.4%
Long-term Liabilities
Loans and financings	1,085,014	1,245,753	-12.9%	999,066 999.066	8.6%
Debentures	1,375,120	1,373,912	0.1%	1,357,949	1.3%
Obligations for purchase of land	107,995	54,728	97.3%	91,183 91.183	-18.4%
Deferred taxes	82,393	76,701	7.4%	91,523 91.523	-10.0%
Provision for contingencies	135,097	124,081	8.9%	150,927 150.927	-10.5%
Obligation for investors	14,443	14,443	0.0%	167,425 167425	-91.4%
Other	83,458	111,226	-25.0%	210,998 210.998	-60.4%
	2,883,520	3,000,844	-3.9%	3,069,071	-6.0%
Shareholders' Equity
Shareholders' Equity	2,216,828	2,449,326	-9.5%	2,637,644	-16.0%
Non controlling interests	50,834	169,132	-69.9%	136,303 136.303	-62.7%
	2,267,662	2,618,458	-13.4%	2,773,947	-18.3%
Liabilities and Shareholders' Equity	8,199,678	8,492,744	-3.5%	8,532,118	-3.9%

CASH FLOW

	3Q13	3Q12	9M13	9M12
Net Income (Loss) Before Taxes on Income	(20,359)	(40,733)	(132,005)	(99,592)
Expenses (income) not affecting working capital	114,379	74,307	185,778	118,288
Depreciation and amortization	18,142	17,317	38,573	45,482
Impairment allowance	(384)	(19,314)	(802)	(28,699)
Expense with stock option plan	4,170	3,085	13,715	14,798
Penalty fee over delayed projects	10,681	(6,111)	(1,417)	(1,190)
Unrealized interest and charges, net	29,480	47,012	48,904	57,869
Equity pickup	(2,203)	(19,400)	(5,834)	(63,585)
Disposal of fixed asset	14,912	3,923	20,098	8,667
Warranty provision	1,816	8,997	(624)	11,281
Provision for contingencies	32,150	34,333	47,388	67,050
Profit sharing provision	8,808	10,364	26,235	30,750
Allowance (reversal) for doubtful debts	(2,766)	(4,700)	(5,731)	(17,752)
Profit / Loss from financial instruments	(427)	(1,198)	5,273	(6,383)
Clients	(45,143)	(45,561)	51,683	(41,818)
Properties for sale	(96,780)	92,629	(235,647)	435,779
Other receivables	(18,320)	(42,096)	(41,393)	(9,867)
Deferred selling expenses and prepaid expenses	5,630	18,842	19,520	0
Obligations on land purchases and advances from customers	20,470	(14,817)	45,090	(201,012)
Taxes and contributions	4,043	18,882	(13,060)	35,221
Trade accounts payable	(2,229)	(7,934)	11,308	32,826
Salaries, payroll charges and bonus provision	2,417	8,731	(36,909)	6,761
Other accounts payable	84,053	(80,210)	159,289	(171,529)
Current account operations	54,640	7,708	40,943	61,771
Paid taxes	(4,636)	(5,037)	(8,570)	(16,874)
Cash used in operating activities	98,165	(15,288)	46,026	149,954
Purchase of property and equipment and deferred charges	(33,793)	(30,946)	(60,350)	(76,218)
Redemption of securities, restricted securities and loans	1,066,444	1,082,517	3,708,304	2,945,483
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(949,013)	(1,067,585)	(3,399,254)	(2,857,044)
Investments increase	(15,578)	148,166	(19,454)	231,188
Dividends receivables	9,480	-	14,745	-
Acquisition 20% AUSA	(366,662)	-	(366,662)	-
Cash used in investing activities	(289,122)	132,152	(122,671)	243,409
Capital increase	3	0	4,866	2
Contributions from venture partners	1,908	(5,570)	(106,675)	(148,988)
Increase in loans and financing	288,714	143,302	1,237,027	685,128
Repayment of loans and financing	(300,778)	(127,925)	(1,158,400)	(609,724)
Assignment of credit receivables, net	-	-	(39,970)	-
Result of shareholding subscription	-	5	(5,089)	11,920
Operations of mutual	(1,014)	37,416	(12,691)	33,513
Net cash provided by financing activities	(11,167)	47,228	(80,932)	(28,149)
Net increase (decrease) in cash and cash equivalents	(202,124)	164,092	(157,577)	365,214
Cash and cash equivalents
At the beggining of the period	476,749	270,670	432,202	69,548
At the end of the period	274,625	434,762	274,625	434,762
Net increase (decrease) in cash and cash equivalents	(202,124)	164,092	(157,577)	365,214

FINANCIAL STATEMENTS  GAFISA SEGMENT

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Operating Revenue	432,252	374,360	15.5%	435,609	-0.8%	1,173,896	1,362,253	-13.8%
Operating Costs	(266,313)	(250,295)	6.4%	(327,213)	-18.6%	(796,125)	(1,046,864)	-24.0%
Gross profit	165,940	124,065	33.8%	108,396	53.1%	377,772	315,389	19.8%
Operating Expenses
Selling Expenses	(27,287)	(39,437)	-30.8%	(33,149)	-17.7%	(101,166)	(95,004)	6.5%
General and Administrative Expenses	(30,108)	(30,105)	-	(32,115)	-6.2%	(90,586)	(98,173)	-7.7%
Other Operating Revenues / Expenses	(11,880)	(12,650)	-6.1%	(22,316)	-46.8%	(28,225)	(38,553)	-26.8%
Depreciation and Amortization	(15,284)	(8,558)	78.6%	(11,547)	32.4%	(30,328)	(33,563)	-9.6%
Equity pick up	(5,717)	(9,962)	-42.6%	5,705	-200.2%	(16,668)	29,721	-156.1%
Operating results	75,664	23,353	224.0%	14,974	405.3%	110,799	79,817	38.8%

Financial Income	9,594	9,237	3.9%	5,665	69.4%	27,060	16,965	59.5%
Financial Expenses	(51,710)	(44,800)	15.4%	(53,390)	-3.1%	(156,835)	(162,930)	-3.7%

Income Before Taxes on Income	33,548	(12,210)	-374.8%	(32,750)	-202.4%	(18,976)	(66,149)	-71.3%

Deferred Taxes	146	(450)	-132.4%	(4,475)	-103.3%	(318)	(5,810)	-94.5%
Income Tax and Social Contribution	(2,542)	(3,011)	-15.6%	2,787	-191.2%	(8,454)	(7,270)	16.3%

Income After Taxes on Income	31,152	(15,671)	-298.8%	(34,438)	-190.5%	(27,748)	(79,228)	-65.0%

Minority Shareholders	(2,481)	(983)	152.4%	(4,676)	-46.9%	(6,202)	(14,833)	-58.2%

Net Income	33,632	(14,688)	-329.0%	(29,762)	-213.0%	(21,547)	(64,396)	-66.5%

FINANCIAL STATEMENTS  ALPHAVILLE SEGMENT

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Operating Revenue	208,325	233,730	-10.9%	227,095	-8.3%	603,097	504,857	19.5%
Operating Costs	(126,846)	(121,058)	4.8%	(108,044)	17.4%	(328,814)	(232,392)	41.5%
Gross profit	81,479	112,672	-27.7%	119,051	-31.6%	274,283	272,465	0.7%
Operating Expenses
Selling Expenses	(15,591)	(16,452)	-5.2%	(11,454)	36.1%	(47,257)	(37,788)	25.1%
General and Administrative Expenses	(14,634)	(37,692)	-61.2%	(20,768)	-29.5%	(76,270)	(72,739)	4.9%
Other Operating Revenues / Expenses	12,411	(1,243)	-1098.5%	-	0.0%	17,862	-	100.0%
Depreciation and Amortization	(748)	(734)	1.9%	(552)	35.4%	(2,370)	(1,621)	46.2%
Equity pick up	930	(445)	-309.0%	3,202	-71.0%	339	7,361	-95.4%
Operating results	63,847	56,106	13.8%	89,479	-28.6%	166,587	167,677	-0.7%

Financial Income	2,713	3,453	-21.4%	2,827	-4.0%	10,767	8,628	24.8%
Financial Expenses	(8,930)	(10,946)	-18.4%	(10,646)	-16.1%	(31,613)	(28,781)	9.8%

Income Before Taxes on Income	57,630	48,613	18.5%	81,660	-29.4%	145,741	147,525	-1.2%

Deferred Taxes	(4,713)	(7,866)	-40.1%	(6,094)	-22.7%	(616)	(12,006)	-94.9%
Income Tax and Social Contribution	(5,924)	1,727	-443.0%	(3,592)	64.9%	(17,365)	(2,495)	596.0%

Income After Taxes on Income	46,993	42,474	10.6%	71,973	-34.7%	127,760	133,024	-4.0%

Minority Shareholders	3,894	15,918	-75.5%	18,642	-79.1%	29,232	32,385	-9.7%

Net Income	43,099	26,556	62.3%	53,331	-19.2%	98,528	100,638	-2.1%

FINANCIAL STATEMENTS  TENDA SEGMENT

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Operating Revenue	195,794	266,504	-26.5%	307,844	-36.4%	602,563	875,083	-31.1%
Operating Costs	(188,231)	(246,770)	-23.7%	(259,603)	-27.5%	(584,890)	(753,648)	-22.4%
Gross profit	7,563	19,734	-61.7%	48,241	-84.3%	17,673	121,435	-85.4%
Operating Expenses
Selling Expenses	(18,878)	(20,969)	-10.0%	(22,738)	-17.0%	(60,626)	(65,743)	-7.8%
General and Administrative Expenses	(25,047)	(19,494)	28.5%	(27,990)	-10.5%	(67,173)	(81,662)	-17.7%
Other Operating Revenues / Expenses	(16,238)	3,735	-534.7%	(12,023)	35.1%	(15,623)	(29,806)	-47.6%
Depreciation and Amortization	(2,858)	(2,464)	16.0%	(5,770)	-50.5%	(8,245)	(11,919)	-30.8%
Equity pick up	7,920	(4,527)	-274.9%	13,696	-42.2%	22,502	33,864	-33.6%
Operating results	(47,538)	(23,985)	98.2%	(6,584)	622.1%	(111,492)	(33,831)	229.6%

Financial Income	7,404	7,520	-1.5%	5,564	33.1%	25,626	22,882	12.0%
Financial Expenses	(13,774)	(5,619)	145.1%	(6,964)	97.8%	(27,164)	(22,495)	20.8%
Income Before Taxes on Income	(53,908)	(22,084)	144.1%	(7,984)	575.3%	(113,030)	(33,444)	238.0%

Deferred Taxes	(2,672)	(1,341)	99.3%	2,168	-223.3%	(6,472)	(2,711)	138.7%
Income Tax and Social Contribution	(1,950)	(2,191)	-11.0%	(7,826)	-75.1%	(5,203)	(9,604)	-45.8%
Income After Taxes on Income	(58,530)	(25,616)	128.5%	(13,642)	329.1%	(124,705)	(45,759)	172.5%

Participações Minoritárias	2,425	396	512.3%	5,087	-52.3%	6,115	16,112	-62.0%

Net Income (Loss)	(60,954)	(26,012)	134.3%	(18,729)	225.5%	(130,819)	(61,871)	111.4%

Note: The result from asset available for sale relating to the acquisition of the 20% stake in Alphaville in presented at Gafisa Segment.

BALANCE SHEET  GAFISA SEGMENT

	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Current Assets
Cash and cash equivalents	337,984	332,292	1.7%	158,572	113.1%
Receivables from clients	1,409,007	1,383,963	-0.3%	1,488,585	-5.3%
Properties for sale	926,481	972,304	-4.7%	789,596	17.3%
Other accounts receivable	107,503	200,545	-46.4%	117,503	-8.5%
Deferred selling expenses	32,888	37,889	-13.2%	55,215	-40.4%
Prepaid expenses	68	6	1041.4%	931	-92.6%
Land for sale	5,800	5,800	-	75,376	-92.3%
Non current assets for sale	449,151	547,560	-18.0%	-	0.0%
Financial Instruments	2,830	3,133	-9.7%	10,801	-73.8%
	3,271,712	3,483,492	-6.1%	2,696,580	21.3%
Long-term Assets
Receivables from clients	281,191	264,158	6.4%	549,604	-48.8%
Properties for sale	502,000	336,402	49.2%	86,683	479.1%
Financial Instruments	(157)	1,756	-108.9%	-	-
Other	220,514	213,049	3.5%	156,457	40.9%
	1,003,549	815,366	23.1%	792,744	26.6%
Intangible and Property and Equipment	71,111	68,883	3.2%	64,532	10.2%
Investments	2,355,090	2,260,268	4.2%	3,044,573	-22.6%

Total Assets	6,701,462	6,628,008	1.1%	6,598,429	1.6%

Current Liabilities
Loans and financing	515,449	369,563	39.5%	559,658	-7.9%
Debentures	228,417	201,703	13.2%	314,517	-27.4%
Obligations for purchase of land and advances from clients	314,269	376,656	-16.6%	111,332	182.3%
Materials and service suppliers	74,331	73,822	0.7%	81,587	-8.9%
Taxes and contributions	81,916	74,730	9.6%	79,283	3.3%
Obligation for investors	76	110,495	-99.9%	(2,024)	-103.8%
Other	899,907	738,504	21.9%	616,705	45.9%
	2,114,366	1,945,473	8.7%	1,761,059	20.1%
Long-term Liabilities
Loans and financings	943,276	1,074,602	-12.2%	744,854	26.6%
Debentures	826,411	825,687	0.1%	883,072	-6.4%
Obligations for purchase of land	99,604	51,341	94.0%	90,572	10.0%
Deferred taxes	67,424	64,404	4.7%	63,996	5.4%
Provision for contingencies	4,580	68,958	-93.4%	74,696	-93.9%
Obligation for investors	14,443	14,443	-	124,628	-88.4%
Other	138,594	99,263	39.6%	186,255	-25.6%
	2,094,331	2,198,697	-4.7%	2,168,073	-3.4%
Shareholders' Equity
Shareholders' Equity	2,469,276	2,449,326	0.8%	2,637,643	-6.4%
Non controlling interests	23,490	34,512	-31.9%	31,653	-25.8%
	2,492,765	2,483,837	0.4%	2,669,297	-6.6%
Liabilities and Shareholders’Equity	6,701,462	6,628,008	1.1%	6,598,429	1.6%

BALANCE SHEET  TENDA SEGMENT

	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Current Assets
Cash and cash equivalents	443,620	768,869	-42.3%	832,763	-46.7%
Receivables from clients	694,124	800,101	-13.2%	1,066,663	-34.9%
Properties for sale	563,057	594,874	5.3%	727,019	-22.6%
Other accounts receivable	523,815	471,687	11.1%	172,814	203.1%
Deferred selling expenses	-	-	-	203	-100.0%
Prepaid expenses	9,040	9,743	-7.2%	12,359	-26.9%
Land for sale	116,367	128,570	-9.5%	105,327	10.5%
Non current assets for sale	375,216	-	-	-	-
Financial Instruments	-	-	-	-	-
	2,725,241	2,773,844	-1.8%	2,917,149	-6.6%
Long-term Assets
Receivables from clients	20,379	22,755	-10.4%	182,047	-88.8%
Properties for sale	154,715	133,242	16.1%	160,682	-3.7%
Other	82,955	79,662	4.1%	74,674	11.1%
	258,049	235,659	9.50%	417,403	-38.2%
Intangible and Property and Equipment	35,943	37,432	-4.0%	34,021	5.6%
Investments	205,761	204,944	0.4%	137,978	49.1%

Total Assets	3,224,994	3,251,879	-0.8%	3,506,551	-8.0%

Current Liabilities
Loans and financing	110,158	117,555	-6.3%	120,385	-8.5%
Debentures	195,795	184,054	6.4%	150,908	29.7%
Obligations for purchase of land and advances from clients	78,833	101,397	-22.2%	112,264	-29.8%
Materials and service suppliers	24,633	27,372	-10.0%	30,027	-18.0%
Taxes and contributions	77,701	80,986	-4.1%	112,193	-30.7%
Obligation for investors	-	-	-	-	0%
Other	183,319	121,705	50.6%	711,695	-74.2%
	670,439	633,069	5.9%	1,237,473	-45.8%
Long-term Liabilities
Loans and financings	141,738	171,151	-17.2%	474,877	-70.2%
Debentures	548,709	548,224	0.1%	175,391	212.8%
Obligations for purchase of land	8,391	3,388	147.7%	25	-
Deferred taxes	14,969	12,297	21.7%	10,827	38.3%
Provision for contingencies	-	55,123	-100.00%	37,021	-100.0%
Other	121,094	55,153	119.6%	66,554	81.9%
	834,901	845,336	-1.2%	764,696	9.2%
Shareholders' Equity
Shareholders' Equity	1,683,594	1,735,903	-3.0%	1,467,521	14.7%
Non controlling interests	36,059	37,570	-4.0%	36,861	-2.2%
	1,719,653	1,773,473	-3.0%	1,504,382	14.3%
Liabilities and Shareholders' Equity	3,224,994	3,251,879	-0.8%	3,506,551	-8.0%

BALANCE SHEET  ALPHAVILLE SEGMENT

	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Current Assets
Cash and cash equivalents	96,493	185,529	-48.0%	143,792	-32.9%
Receivables from clients	396,054	396,157	-	210,847	87.8%
Properties for sale	321,273	276,427	6.2%	216,087	48.7%
Other accounts receivable	61,268	33,798	81.3%	15,211	302.8%
Financial Instruments	1,306	2,446	-46.6%	7,381	-82.3%
	876,393	894,357	-2.0%	593,318	47.7%
Long-term Assets
Receivables from clients	426,381	393,550	8.3%	399,185	6.8%
Properties for sale	55,398	46,294	19.7%	22,570	145.4%
Financial Instruments	71	796	-91.1%	-	-
Other	11,919	11,769	1.3%	2,789	327.4%
	493,768	452,410	9.1%	424,544	16.3%
Intangible and Property and Equipment	10,341	16,137	-35.9%	8,676	19.2%
Investments	37,625	45,882	-18.0%	50,304	-25.2%

Total Assets	1,418,128	1,408,785	0.7%	1,076,842	31.7%

Current Liabilities
Loans and financing	71,174	84,917	-16.2%	64,840	9.8%
Debentures	-	-	-	- -	-
Obligations for purchase of land and advances from clients	465	90,210	-99.5%	2,444	-81.0%
Materials and service suppliers	52,326	55,720	-6.1%	32,197	62.5%
Taxes and contributions	60,394	52,677	14.6%	60,667	-0.5%
Obligation for investors	38,217	38,219	-	38,419	-0.5%
Other	199,264	169,226	17.8%	221,632	-10.1%
	421,839	490,969	-14.1%	420,198	0.4%
Long-term Liabilities
Loans and financings	189,083	147,658	28.1%	78,820	139.9%
Obligations for purchase of land	-	-		585	-100.0%
Deferred taxes	8,555	3,842	122.7%	16,699	-48.8%
Provision for contingencies	62,325	16,551	276.6%	15,444	303.5%
Investor obligation	44,529	12,022	270.4%	-	-
Other	19,815	113,352	-82.5%	56,137	-64.7%
	324,306	293,425	10.5%	167,686	93.4%
Shareholders' Equity
Shareholders' Equity	643,542	480,206	34.0%	470,513	36.8%
Non controlling interests	28,440	144,186	-80.3%	18,445	54.2%
	671,982	624,391	7.6%	488,958	37.4%
Liabilities and Shareholders' Equity	1,418,128	1,408,785	0.7%	1,076,842	31.7%

Appendix - Tables
Consolidated Information
1.	Pre-Sales (Dissolutions) and Recognized Revenues, by Launch Year	35
2.	Capitalized Interests (Gafisa + Tenda)	35
3.	Breakdown by Line of SG&A	35
4.	Inventory (Balance sheet at cost)	36
5.	Inventory (Balance sheet at cost) – Landbank available for sale	36
6.	Provisions	36
7.	Covenants	36
Gafisa Segment
8.	Launches by Market Region	37
9.	Launches by Unit Price	37
10. Pre-Sales by Market Region		37
11. Pre-Sales by Unit Price		37
12. Pre-Sales by Unit Price – Units		37
13. Delivered Projects		38
14. Launched Projects		38
15. Adjusted EBITDA		38
Tenda Segment
16. Launches by Market Region		39
17. Launches by Unit Price		39
18. Pre-Sales (Dissolutions) by Market Region		39
19. Pre-Sales (Dissolutions) by Unit Price		39
20. Pre-Sales (Dissolutions) by Unit Price – units		39
21. Delivered Projects		40
22. Launched Projects		40
23. Adjusted EBITDA		40
Alphaville Segment
24. Launches Alphaville Segment		41
25. Launches by Unit Price		41
26. Pre-Sales Alphaville Segment		41
27. Pre-Sales by Unit Price		41
28. Pre-Sales by Unit Price – units		41
29. Delivered Projects		41
30. Launched Projects		42
31. Adjusted EBITDA		42

Appendix - Tables

Consolidated Information

Revenues

Table 1. Gafisa + Tenda - Pre-Sales (Dissolutions) and Recognized Revenues, by Launch Year (R$000)
		9M13				9M12
	Launch Year	Pre-Sales	% Sales	Revenues	% Rev	Pre-Sales	% Sales	Revenues	% Rev
Gafisa	Launches 2013	146,795	29.0%	55,977	4.8%	-	-	-	-
	Launches 2012	245,572	48.5%	295,663	25.2%	465,227	42.3%	63,012	4.6%
	Launches 2011	58,053	11.5%	443,378	37.8%	214,036	19.4%	261,082	19.2%
	Launches ≤ 2010	56,323	11.1%	352,280	30.0%	421,813	38.3%	911,873	66.9%
	Landbank	-	-	26,600	2.3%	-	-	126,286	9.3%
	Total Gafisa	506,742	100.0%	1,173,897	100.0%	1,101,076	100.0%	1,362,253	100.0%
Tenda	Launches 2013	142,848	43.7%	37,315	6.2%	-	-	-	-
	Launches 2012	-	-	-	-	-	-	-	-
	Launches 2011	4,138	1.3%	58,035	9.6%	-47,221	105.7%	42,172	4.8%
	Launches ≤ 2010	179,791	55.0%	490,922	81.5%	2,557	-5.7%	784,011	89.6%
	Landbank	-	-	16,292	2.7%	-	-	48,900	5.6%
	Total Tenda	326,777	100.0%	602,563	100.0%	-44,664	100.0%	875,083	100.0%
Consolidated	Launches 2013	289,643	34.7%	93,292	5.3%	-	-	-	-
	Launches 2012	245,572	29.5%	295,663	16.6%	465,227	44.0%	63,012	2.8%
	Launches 2011	62,191	7.5%	501,412	28.2%	166,815	15.8%	303,255	13.6%
	Launches ≤ 2010	236,113	28.3%	843,202	47.5%	424,370	40.2%	1,695,884	75.8%
	Landbank	-	-	42,892	2.4%	-	-	175,185	7.8%
Total	Total Gafisa Group	833,519	100.0%	1,776,460	100.0%	1,056,411	100.0%	2,237,336	100.0%

Capitalized Interests

Table 2. Gafisa + Tenda – Capitalized Interests (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Initial Balance	243,434	242,020	0.6%	230,496	5.6%	239,327	204,739	16.9%
Capitalized Interests	42,627	49,886	-14.6%	50,683	-15.9%	119,047	164,551	-27.7%
Cap. Int. Alocated COGS	-45,131	-38,086	18.5%	-53,032	-14.9%	-117,444	-132,716	-11.5%
(-) Alphaville	-11,835	-10,386	14.0%	-8,426	40.5%	-11,835	-8,426	40.4%
Final Balance	229,095	243,434	-5.9%	219,721	4.3%	229,095	228,148	0.4%

General and Administrative Expenses

Table 3. Gafisa + Tenda - Breakdown by Line of G&A (3Q13-2Q13) (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Wages and Salaries Expenses	-24,200	-23,037	5.0%	-29,149	-17.0%	-70,529	-75,949	-7.1%
Benefits and Employees Empregados	-2,337	-1,892	23.5%	-2,679	-12.8%	-5,865	-5,861	0.1%
Travel expenses and utilities	-1,170	-1,502	-22.1%	-2,112	-44.6%	-3,859	-5,237	-26.3%
Services rendered	-7,377	-6,803	8.4%	-11,410	-35.3%	-20,363	-24,886	-18.2%
Rentals and condos fees	-2,984	-2,149	38.9%	-2,488	19.9%	-7,899	-7,830	0.9%
IT	-5,491	-2,021	171.7%	-598	818.5%	-10,251	-7,175	42.9%
Stock Option Plan	-4,171	-4,884	-14.6%	-3,085	35.2%	-13,715	-14,798	-7.3%
Provision for Profit Sharing	-8,808	-8,599	2.4%	-10,364	-15.0%	-26,235	-30,750	-14.7%
Other	1,383	1,288	7.4%	1,779	-22.3%	958	-7,350	-113.0%
Total	-55,155	-49,599	11.2%	-60,105	-8.2%	-157,758	-179,835	-12.3%

Inventory

Table 4. Inventory (Balance sheet at cost) (R$000)

	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Landbank	1,095,174	913,076	19.9%	733,861	49.2%
Units under construction	727,855	788,879	-7.7%	1,086,336	-33.0%
Finished units	323,224	324,768	-0.5%	182,440	77.2%
Total	2,146,253	2,026,723	5.9%	2,002,637	7.2%

Table 5. Inventory (Balance sheet at cost) Landbank available for sale (R$000)

Pro-Forma (Gafisa + Tenda)	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Landbank	122,168	144,470	-15.4%	180,703	-32.4%

Provisions

Table 6. Provisions (R$000)

Pro-Forma	Balance 3Q13	Balance 2Q13	Change Q/Q	Balance 3Q12	Change Y/Y
Provision for Dissolutions & NPL	78,162	77,139	1.3%	138,076	-44.1%
Additional Charges	39,984	41,302	-3.2%	79,446	-48.0%
Negative Margins	11,089	9,156	21.1%	26,358	-65.3%
Cancellations	2,576	2,843	-9.4%	6,636	-57.2%
Penalty for Delays	34,832	24,151	44.2%	49,469	-51.2%
Impairment	53,062	53,511	-0.8%	51,579	3.7%
Contingencies	199,346	183,350	8.7%	182,705	0.4%
Warranty	51,783	54,353	-4.7%	47,486	14.5%
Total	470,834	445,805	5.6%	581,755	-23.4%

Covenants

Table 7. Debenture Covenants – 7th issuance
3Q13
(Total receivables + Finished Units) / (Total Debt - Cash – Project Debt) >2 or <0	9.41
(Total Debt - Project Debt - Cash) / (Equity + Minority) ≤ 75%	38.93%
Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred > 1.5	1.70

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Launches Gafisa Segment

Table 8. Launches by Market Region Gafisa Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	São Paulo	107,248	215,910	-50.3%	51,482	108.3%	406,187	732,072	-44.5%
	Rio de Janeiro	0	0	0.0%	62,809	-100.0%	-	62,809	-100.0%
	Other	0	0	0.0%	0	0.0%	-	-	0.0%
	Total (R$)	107,248	215,910	-50.3%	114,291	-6.2%	406,187	794,881	-48.9%
	# Units	44	369	-88.1%	134	-67.2%	578 578	1,199	-51.8%

Table 9. Launches by Unit Price Gafisa Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	≤R$500K	0	0	0.0%	0	0.0%	-	96,310 96,310	-100.0%
R$500K a R$750K		0	215,910	-100.0%	51,482	-100.0%	298,939	348,205	-14.1%
	>R$750K	107,248	0	0.0%	62,809 62,809	70.8%	107,248	350,366 350,366	-69.4%
	Total (R$)	107,248	215,910	-50.3%	114,291	-6.2%	406,187	794,881 794,881	-48.9%

Pre-Sales Gafisa Segment

Table 10. Pre-Sales by Market Region Gafisa Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	São Paulo	153,669	170,360	-9.8%	240,319	-36.1%	421,116	872,071	-51.7%
	Rio de Janeiro	20,840	31,246	-33.3%	90,009	-76.8%	72,617	204,925	-64.6%
	Other	14,206	15,305	-7.2%	-2,338	-707.5%	13,010	24,079	-46.0%
	Total (R$)	188,716	216,911	-13.0%	327,990	-42.5%	506,742	1,101,076	-54.0%
	# Units	335	405	-17.3%	522	-35.9%	934	2,017	-53.7%

Table 11. Pre-Sales by Unit Price Gafisa Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	≤ R$500K	64,485	49,039	31.5%	43,970	46.7%	125,012	232,062	-46.1%
R$500K - R$750K		67.021	101,559	-34.0%	117,376	-42.9%	204,334	334,963	-39.0%
	> R$750K	57,210	66,313	-13.7%	166,644	-65.7%	177,396	534,051	-66.8%
	Total (R$)	188,716	216,911	-13.0%	327,990	-42.5%	506,742	1,101,076	-54.0%

Table 12. Pre-Sales by Unit Price Gafisa Segment (# units)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	≤ R$500K	185	163	13.4%	188	-1.9%	438	858	-49.0%
R$500K - R$750K		106	185	-42.6%	185	-42.7%	355	633	-44.4%
	> R$750K	43	57	-25.4%	149	-71.5%	141	526	-73.3%
	Total # Unidades	334	405	-17.7%	522	-36.2%	934	2.017	-53.8%

Delivered Projects Gafisa Segment

 Table 13 - Delivered Projects Gafisa Segment (9M13)

Company	Project	Delivery	Launch	Location	% co	Units	PSV R$000
Gafisa	Estação Sorocaba	feb/13	2009	Rio de Janeiro - RJ	100%	86	38,995
Total	1Q13					86	38,995
Gafisa	Portal da Vila	apr/13	2010	São José dos Campos - SP	100%	152	39,673
Gafisa	Igloo Vila Olímpia	may/13	2010	São Paulo - SP	80%	96	28,690
Gafisa	Global Offices	may/13	2009	Rio de Janeiro - RJ	100%	160	33,875
Gafisa	Manhattan Square - SOHO	may/13	up to 2008	Salvador - BA	50%	272	48,402
Gafisa	London Ville	jun/13	2009	Barueri - SP	100%	200	70,507
Gafisa	Jardim dos Girassóis	jun/13	2010	São Paulo - SP	50%	300	44,254
Gafisa	Jardim das Orquídeas	jun/13	2010	São Paulo - SP	50%	200	43,734
Gafisa	Parque Barueri - Fase II	jun/13	2010	Barueri - SP	100%	171	47,399
Gafisa	Quintas do Pontal	jun/13	up to 2008	Rio de Janeiro - RJ	100%	91	79,505
Total	2Q13					1,642	436,038
Gafisa	Central Life Club	jul/13	2010	São Paulo - SP	100%	252	94,073
Gafisa	Manhattan Square - Tribeca	jul/13	up to 2008	Salvador - BA	50%	612	63,528
Gafisa	Vistta Laguna	aug/13	2010	Rio de Janeiro - RJ	100%	128	91,289
Gafisa	Smart Perdizes	sep/13	2010	São Paulo - SP	100%	90	45,420
Gafisa	Parque Barueri - FIII 2B	sep/13	2010	Barueri - SP	100%	171	46,213
Gafisa	Canto dos Pássaros	sep/13	2009	Porto Alegre - RS	80%	224	32,622
Total	3Q13					1,477	373,144
Total	9M13					3,205	848,178

Launched Projects Gafisa Segment

Table 14 - Launched Projects Gafisa Segment (9M13)

Project	Launch Date	Location	% co	Units (% co)	PSV (% co)	% Sales 30/Sep/13	Sales 30/Sep/13
1Q13
Today Santana	mar/13	São Paulo - SP	100%	165	83,029	22%	14,234
Total 1Q13				165	83,029	22%	14,234
2Q13
Go Maracá	jun/13	São Paulo - SP	100%	129	72,096	40%	12,330
Follow	jun/13	São Paulo - SP	100%	240	143,814	67%	83,345
Total 2Q13				369	215,910	58%	95,675
3Q13
Delux	aug/13	São Paulo - SP	100%	44	107,248	20%	21,375
Total 3Q13				44	107,248	20%	21,375
Total 9M13				578	406,187	40%	164,052

 Nota: A velocidade consolidada de vendas refere-se à Pre-Sales durante o período correspondente da oferta. Neste cálculo, consideramos o estoque ajustado para refletir o preço correto.

EBITDA Gafisa Segment

Table 15. Adjusted EBITDA Gafisa Segment (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Income (Loss)	33,631	(14,688)	-329.0%	(29,763)	-50.6%	(30,190)	(64,396)	-53.1%
(+) Financial results	42,115	35,563	18.4%	47,725	-25.5%	129,774	145,966	-11.1%
(+) Income taxes	2,396	3,460	-30.8%	1,687	105.1%	8,772	13,080	-32.9%
(+) Depreciation & Amortization	15,284	8,558	78.6%	11,547	-25.9%	30,328	33,563	-9.6%
(+) Capitalized interests	25,956	20,510	26.6%	24,556	-16.5%	68,541	81,108	-15.5%
(+) Expenses w/ stock options	4,131	4,851	-14.8%	2,940	65.0%	13,611	14,363	-5.2%
(+) Minority shareholders	(2,482)	(983)	152.5%	(4,675)	-79.0%	(6,202)	(14,832)	-58.2%
Adjusted EBITDA¹	121,031	57,271	111.3%	54,017	6.0%	214,634	208,852	2.8%
Net Revenue	432,252	374,360	15.5%	435,609	-14.1%	1,173,897	1,362,253	-13.8%
Adjusted EBITDA Margin¹	28.0%	15.3%	1270 bps	12.4%	1560 bps	18.3%	15.3%	295 bps

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100,000 and R$250,000.

Launches Tenda Segment

Table 16. Launches by Market Region Tenda Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	São Paulo	40,852	33,056	23.6%	0	0.0%	141,663	0	0.0%
	Rio de Janeiro	0	0	0.0%	0	0.0%	0	0	0.0%
	Minas Gerais	0	0	0.0%	0	0.0%	0	0	0.0%
	Northeast	37,912	0	0.0%	0	0.0%	83,853	0	0.0%
	Other	24,880	0	0.0%	0	0.0%	24,880	0	0.0%
	Total (R$)	103,644	33,056	213.5%	0	0.0%	250,396	0	0.0%
	# Units	800	240	233.3%	0	0.0%	2,060	0	0.0%

Table 17. Launches by Unit Price Tenda Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	≤ MCMV	103,644	33,056	213.5%	0	0.0%	250,396	0	0.0%
	> MCMV	0	0	0.0%	0	0.0%	0	0	0.0%
	Total (R$)	103,644	33,056	213.5%	0	0.0%	250,396 250,396	0 -	0.0%

Pre-Sales Tenda Segment

Table 18. Pre-Sales (Dissolutions) by Market Region Tenda Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	São Paulo	33,281	43,569	-23.6%	-8,111	-510.3%	89,865	-52,820	-270.1%
	Rio de Janeiro	12,469	32,444	-61.6%	11,481	8.6%	61,520	21,918	180.7%
	Minas Gerais	8,036	11,714	-31.4%	-13,077	-161.5%	4,260	-76,067	-105.6%
	Northeast	36,126	23,253	55.4%	17,384	107.8%	69,593	6,905	907.9%
	Other	60,239	58,862	2.3%	22,373	169.2%	101,539	55,399	83.3%
	Total (R$)	150,151	169,841	-11.6%	30,050	399.7%	326,777	-44,664	-831.6%
	# Units	1,077	1,429	-24.7%	163	562.3%	2,671	-680	-492.6%

Table 19. Pre-Sales (Dissolutions) by Unit Price Tenda Segment  (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	≤ MCMV	119,215	140,602	-15.2%	7,977	1394.6%	296,008	- 67,321	-539.7%
	> MCMV	30,936	29,239	5.8%	22,074	40.1%	30,769	22,657	35.8%
	Total (R$)	150,151	169,841	-11.6%	30,050	399.7%	326,777	- 44,664	-831.6%

Table 20. Pre-Sales (Dissolutions) by Unit Price Tenda Segment (# units)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	≤ MCMV	934	1,273	-26.6%	50	1770.7%	2,524	- 796	-416.9%
	> MCMV	142	156	-9.1%	113	26.2%	148	116	27.1%
	Total (R$)	1,077	1,429	-24.7%	163	562.3%	2,671	- 680	-492.6%

Delivered Projects Tenda Segment

Table 21. Delivered Projects Tenda Segment  (9M13)

Company	Project	Delivery	Launch	Location	% co	Units	PSV R$000
Tenda	Parma Tower	Feb	2009	Belo Horizonte - MG	100%	36	4,434
Tenda	Espaço Engenho Life I	Mar	up to 2008	Rio de Janeiro - RJ	100%	80	7,290
Tenda	Brisa do Parque III	Mar	2010	São José dos Campos - SP	100%	105	12,285
Tenda	Fit Cristal	Mar	up to 2008	Porto Alegre - RS	80%	154	19,008
Tenda	Germânia F1C	Mar	2010	São Leopoldo - RS	100%	100	10,280
Tenda	Igara Life	Mar	2010	Canoas - RS	100%	240	21,494
Tenda	Valle Verde Cotia VII	Mar	2011	Cotia - SP	100%	80	9,600
Total 1Q13						795	84,391
Tenda	Espaço Engenho Life II	Apr	up to 2008	Rio de Janeiro - RJ	100%	79	6,646
Tenda	Residencial Papa Joao XXIII	May	up to 2008	Cachoeirinha - RS	100%	96	16,072
Tenda	São Matheus Life	May	up to 2008	Duque de Caxias - RJ	100%	144	15,849
Tenda	Vila Allegro	May	up to 2008	Salvador - BA	100%	300	57,170
Tenda	Parque Baviera Life - F3A (Bl 14 a 21)	Jun	up to 2008	São Leopoldo - RS	100%	160	12,084
Tenda	Residencial Napoli	Jun	up to 2008	Poá - SP	100%	120	8,823
Tenda	Pendotiba Life	Jun	up to 2008	São Gonçalo - RJ	100%	160	12,070
Tenda	Parque Green Village Duo	Jun	2009	Aparecida de Goiânia - GO	100%	176	15,800
Tenda	Villagio do Jockey I	Jun	up to 2008	São Paulo - SP	100%	180	13,988
Tenda	Fit Giardino	Jun	2009	Caxias - RS	70%	148	31,916
Tenda	Residencial Guaianazes Life	Jun	2010	São Paulo - SP	100%	168	19,047
Total 2Q13						1,731	209,466
Tenda	Res. Di Stefano Life	jul/13	up to 2008	Belo Horizonte - MG	100%	120	8,882
Tenda	Res. Buenos Aires Tower	jul/13	2010	Belo Horizonte - MG	100%	88	13,376
Tenda	Piedade Life - F3 (Bl 8,9 e 14)	aug/13	up to 2008	Jaboatão dos Guararapes - PE	100%	108	73,360
Tenda	Residencial Colubande	aug/13	2010	São Gonçalo - RJ	100%	160	16,562
Tenda	Florença Life	sep/13	2010	Campo Grande - RJ	100%	202	15,656
Tenda	Primavera Ville	sep/13	up to 2008	Duque de Caxias - RJ	100%	256	22,066
Tenda	Parque Baviera Life - F3B (Bl 22 a 25)	sep/13	up to 2008	São Leopoldo - RS	100%	80	6,578
Total	3Q13					1,014	156,479
Total	9M13					3,540	450,336

Launched Projects Tenda Segment

Table 22. Launched Projects Tenda Segment (9M13)

Project	Date	Location	Units (% co)	% co	PSV- R$000 (% co)	% Sold	Sales¹ R$000
Novo Horizonte - Turíbio	March	Osasco - SP	100%	580	67,755	100%	52,613
Vila Cantuária	March	Camaçari - BA	100%	440	45,941	41%	10,135
Tenda Total 1Q13				1,020	113,696	76%	62,748
Itaim Paulista Life I	May	São Paulo - SP	100%	240	33,056	46%	5,793
Tenda Total 2Q13				240	33,056	46%	5,793
Residencial Germania Life - Fase 2	July	Porto Alegre - RS	100%	200	24,880	23%	5,713
Verde Vida - Fase 1	July	Salvador -BA	100%	340	37,912	50%	19,008
Jaraguá Life	August	São Paulo - SP	100%	260	40,852	40%	16,315
Tenda Total 3Q13				800	103,644	40%	41,036
Tenda Total 9M13				12,060	250,396	57%	142,848

EBITDA Tenda Segment

Table 23. Adjusted EBITDA Tenda

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Loss	(60,955)	(26,012)	134.3%	(18,728)	38.9%	(122,175)	(61,871)	97.5%
(+) Financial results	6,370	(1,901)	-435.1%	1,400	-235.8%	1,539	(388)	-496.8%
(+) Income taxes	4,622	3,532	30.9%	5,658	-37.6%	11,675	12,315	-5.2%
(+) Depreciation & Amortization	2,858	2,464	16.0%	5,770	-57.3%	8,245	11,919	-30.8%
(+) Capitalized interests	16,613	15,664	6.1%	27,147	-42.3%	43,795	48,062	-8.9%
(+) Expenses w/ stock options	39	33	18.1%	145	-77.3%	104	435	-76.1%
(+) Minority shareholders	2,425	396	512.4%	5,087	-92.2%	6,115	16,112	-62.0%
Adjusted EBITDA	(28,027)	(5,824)	381.2%	26,480	-122.0%	(50,702)	26,585	-290.7%
Net Revenue	195,795	266,504	-26.5%	307,844	-13.4%	602,563	875,083	-31.1%
Adjusted EBITDA Margin	-14.3%	-2.2%	-1213bps	8.6%	-292bps	-8.4%	3.0%	-145bps

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130.000 and R$R$500.000, and is present in 68 cities across 23 states and in the Federal District.

Launches Alphaville Segment

Table 24 - Launches by Market Region Alphaville Segment (R$000)

% co - R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville		287,455	212,077	35.5%	337,652	-14.9%	610,360	667,320	-8.5%
	Total (R$)	287,455	212,077	35.5%	337,652	-14.9%	610,360	667,320	-8.5%
	# Units	1,197	1,529	-21.7%	1,227	-2.4%	3,158	2,627	20.2%

Table 25- Launches by Unit Price Alphaville Segment (R$000)

% co - R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville	≤ R$200K;	67,408	212,077	-68.2%	65,217	3.4%	329,209	274,071	20.1%
	> R$200K; R$500K	220,048	-	0.0%	272,435	-19.2%	281,151	393,249	-28.5%
	> R$500K	-	-	0.0%	-	0.0%	-	-	0.0%
	Total (R$)	287,455	212,077	35.5%	337,652	-14.9%	610,360	667,320	-8.5%

Pre-Sales Alphaville  Segment

Table 26 - Pre-Sales Alphaville Segment (R$000)

% co - R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville		90,127	166,887	-46.0%	331,290	-72.8%	367,394	671,451	-45.3%
	Total (R$)	90,127	166,887	-46.0%	331,290	-72.8%	367,394	671,451	-45.3%
	# Units	492	836	-41.1%	1,245	-60.4%	1,799	2,722	-33.9%

Table 27. Pre-Sales by Unit Price Alphaville Segment (R$000)

%Alphaville R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville	≤ R$200K;	52,117	108,081	-51.8%	188,011	-72.3%	200,036	290,236	-31.1%
	> R$200K; ≤R$500K	34,241	51,947	-34.1%	122,348	-72.0%	147,725	352,355	-58.1%
	> R$500K	3,769	6,859	-45.0%	20,931	-82.0%	19,633	28,861	-32.0%
	Total (R$)	90,127	166,887	-46.0%	331,290	-72.8%	367,394	671,451	-45.3%

Table 28. Pre-Sales by Unit Price Alphaville Segment (# units)

% Alphaville R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville	≤ R$200K;	368	671	-45.1%	922	-60.1%	1,326	1,575	-15.8%
	> R$200K; ≤ R$500K	116	158	-26.7%	310	-62.6%	448	1,147	-60.9%
	> R$500K	9	7	20.7%	12	-29.8%	25	1	2440.9%
	Total # Units	492	836	-41.1%	1,245	-60.4%	1,799	2,722	-33.9%

Delivered Projects Alphaville  Segment

Table 29. Delivered Projects Alphaville Segment  (9M13)

TableTable 21. Delivered Projects Tenda Segment (9M13) 31 - Delivered Projects (9M13) – Alphaville Segment
Company	Project	Delivery	Launch	Location	% co	Units	PSV R$000
Alphaville	Terras Alphaville Resende	mar/13	jun/11	Resende/RJ	77%	419	49,204
Total 1Q13						419	49,204
Total 2Q13						0	-
Alphaville	Terras Alpha Maricá Sta Rita - F1	jul/13	2011	Maricá - RJ	47%	615	46,363 46,363
Total	3Q13					615	46,363 46,363
Total	9M13					1,034	95,567 95,567

Launched Projects Alphaville Segment

Table 30 – Launched Projects (9M13) – Alphaville Segment

Project	Date	Location	% co	Units (% co)	PSV - R$000 (% co)	% ¹	Sales¹ R000
Alphaville Castello	Mar	Itú – SP	69%	153	61,103	69%	44,642
Terras Alphaville Maricá 2		Maricá - RJ	47%	280	49,725	59%	27,825
Alplaville Total 1Q13				432	110,828	65%	72,467
Terras Alphaville Ponta Grossa	Mai	Ponta Grossa – PR	77%	568	69,965	69%	47,864
Terras Alphaville Vitória da Conquista	Jun	Vitória da Conquista / BA	75%	424	66,544	28%	13,888
Terras Alphaville Sergipe F2	Jun	Barra dos Coqueiros / SE	88%	537	75,567	44%	26,018
Alplaville Total 2Q13				1.529	212,077	48%	87,770
Alphaville Feira de Santana 2	Aug	Feira de Santana - BA	72%		106,314	9%	9,520
Alphaville Ribeirão Preto 3	Aug	Ribeirão Preto - SP	60%		113,734	7%	7,997
Terras Alphaville Camaçari 2	Sep	Camaçari - BA	74%		67,408	48%	32,471
Alphaville Total 3Q13					287,455	17%	49,988
Alplaville Total 9M13					610,360	36%	222,535

1 Note: YTD sales.

EBITDA Alphaville Segment

Table 31. Adjusted EBITDA Alphaville

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Income	43,100	26,556	62.3%	53,331	-50.2%	98,526	100,638	-2.1%
(+) Financial results	6,217	7,493	-17.0%	7,819	-4.2%	20,846	20,153	3.4%
(+) Income taxes	10,637	6,139	73.3%	9,687	-36.6%	17,981	14,501	24.0%
(+) Depreciation & Amortization	748	734	2.0%	552	32.9%	2,371	1,621	46.2%
(+) Capitalized interests	2,561	1,912	34.0%	1,328	44.0%	5,108	3,546	44.1%
(+) Expenses w/ stock options	185	11,116	-98.3%	335	3216.1%	11,554	8,405	37.5%
(+) Minority shareholders	3,894	15,918	-75.5%	18,642	-14.6%	29,232	32,385	-9.7%
Adjusted EBITDA	67,343	69,868	-3.6%	91,694	-23.8%	185,617	181,250	2.4%
Net Revenue	208,325	233,730	-10.9%	227,095	2.9%	603,097	504,857	19.5%
Adjusted EBITDA Margin	32.3%	29.9%	243bps	40.4%	-805bps	30.8%	35.9%	-512bps

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Landbank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Avenida das Nações Unidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil, and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the latter, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own or third party real estate ventures; and (v) investing in other companies which have similar objectives as the Company’s.

Real estate development ventures of the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On June 7, 2013, the Company disclosed a material fact informing about the signature of a contract for selling the majority interest of 70% it held in Alphaville (“AUSA”) to Private Equity AE Investimentos e Participações S.A., represented by Blackstone Real Estate Advisors L.P and Pátria Investimentos Ltda, for R$1,409,800, giving continuity to the material fact disclosed on September 10, 2012, related to the analysis of strategic options regarding the AUSA business. This amount will be paid in cash, at the closing date of this transaction, up to 180 days from the contract signature.

The completion of this sale is subject to usual closing conditions of a transaction of this nature.

On July 3, 2013, the Company disclosed a material fact informing that the acquisition of the remaining shares of AUSA, corresponding to 20% of its capital stock, was completed through the acquisition by Tenda of the totality of shares of EVP Participações S.A. amounting to R$366,662, giving continuity to the material fact disclosed on June 7, 2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2012, except the pronouncement effective as of January 1st, 2013, described in Note 3, and the accounting practices described in Notes 2.2.1, 2.2.2 and 2.2.3 to this quarterly information. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2012.

The individual and consolidated quarterly information are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the revised standard relating to revenue recognition is issued.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

The individual and consolidated quarterly information were prepared based on historical cost basis, except if otherwise stated in the summary of significant accounting practices. The historical cost is usually based on the considerations paid in exchange for assets.

The quarterly information has been prepared over the normal course of business and on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information. The Company is in compliance with all its debt covenants at the date of issue of this quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The non-accounting and/or non-financial information included in the accompanying quarterly information, such as sales volume, contractual data, revenue and costs not recognized in units sold, economic projections, insurance and environment, were not reviewed by the independent auditors.

The reported difference between the individual and consolidated equity arises from the goodwill reserve recognized at the amount of R$252,449, according to Note 19.3.

Except for the profit (loss) for the period, the Company does not have other comprehensive income (loss).

On November 5, 2013, the Board of Directors of the Company approved the individual and consolidated quarterly information of the Company and authorized its disclosure.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 2 to the individual and consolidated financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

2.1.1.   Consolidated quarterly information

The consolidated quarterly information as of September 30, 2013 and 2012 and the consolidated financial statements as of December 31, 2012 include the full consolidation of the following subsidiaries:

	Interest %
	09/30/2013	12/31/2012

Gafisa and subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (“Tenda”) (*)	100	100
Alphaville Urbanismo and subsidiaries (“AUSA”) (*)(a)	-	80

(*)  It does not include jointly-controlled investees, which as of January 1st, 2013 are accounted for under the equity method, according to the CPCs 18(R2) and 19(R2) (See Note 3).

(a) According to Note 8.2, the assets of AUSA are classified into asset held for sale.

See further details on these subsidiaries and jointly controlled investees in Note 9.

2.2.    Summary of significant accounting practices

In addition to the significant accounting practices disclosed in the financial statements as of December 31, 2012, the following accounting practice applies to the Company in 2013.

     2.2.1    Business combination

                The business combination transactions are accounted for by applying the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any noncontrolling interest in the acquiree. The costs directly attributable to the acquisition shall be recognized as expense when incurred.

                 In the acquisition of a business, Management measures the financial assets and liabilities assumed with the objective of classifying and designating them according to the contractual terms, economic conditions, and the pertinent conditions at the acquisition date.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices--Continued

2.2.    Summary of significant accounting practices--Continued

     2.2.1    Business combination--Continued

                 Goodwill is initially measured as the excess of transferred consideration in relation to the fair value of net assets acquired (identifiable assets and liabilities assumed, net). If the consideration is lower than the fair value of the net assets acquired, the difference shall be recognized as a gain in statement of operations.

                 After initial recognition, goodwill is measured at cost, less any accumulated impairment. For purposes of the impairment test, the goodwill acquired in a business combination, as of the acquisition date, shall be designated to each cash-generating unit of the Company that are expected to benefit from the synergies of the combination, whether or not other assets or liabilities of the acquiree are designated to these units.

                 In the period ended September 30, 2013, the Company carried out two business combination transactions, as follows:

                                     (i)   On February 27, 2013, regarding SPE Parque Ecoville, as detailed in Note 9.1 (i).

                                    (ii)   On September 12, 2013, regarding the real estate ventures Manhattan Square Empreendimentos Imobiliários Comercial 02 and Manhattan Square Empreendimentos Imobiliários Residencial 02, as detailed in Note 9.1 (ii).

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices--Continued

2.2.    Summary of significant accounting practices--Continued

     2.2.2    Non-current assets held for sale and profit of discontinued operations

                 The Company classifies a non-current asset into held for sale if its carrying value is recovered by means of a sale transaction. In such case, the asset or the group of assets held for sale shall be available for immediate sale on current conditions, only subject to the usual and customary terms for selling such assets held for sale. Then its sale shall be highly probable.

                 For a sale to be highly probable, Management shall be committed to a plan to sell the asset, and have initiated a solid program for finding a buyer and complete the plan. In addition, the asset held for sale shall be effectively put on sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to be completed in up to one year after the classification date, unless events that are beyond the control of the Company change this period.

                 The asset held for sale is measured at the lower of its carrying value and fair value, less cost to sell. In case the carrying value exceeds its fair value, an impairment loss is recognized in the statement of operations for the year. Any reversal or gain shall only be recorded until the limit of such recognized loss.

                 Assets and liabilities of the group of discontinued assets are reported in separate lines in assets and liabilities. The profit of discontinued operations is presented at a single amount in statement of operations, which includes the total profit after income tax of these operations, less any impairment-related loss. The net cash amounts attributable to operating, investing and financing activities of discontinued operations are presented in Note 8.2.

                 According to Note 1, on June 7, 2013, the Company disclosed a material fact informing about the signature of the contract for selling the majority interest it held in 70% of AUSA, as detailed in Note 8.2.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices--Continued

2.2.    Summary of significant accounting practices--Continued

     2.2.2    Non-current assets held for sale and profit of discontinued operations--Continued

                As required by CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, for purposes of comparability, the information in the statement of operations as of September 30, 2012 were restated and its retrospective effects are shown in Note 3.1.

2.2.3    Goodwill of indefinite useful life

According to Note 1, on July 3, 2013, the Company disclosed a material fact informing that the acquisition of the remaining shares of Alphaville Urbanismo S.A. (AUSA), corresponding to 20% of its capital stock, was completed through the acquisition by Tenda of the totality of shares of EVP Participações S.A. (EVP), a holding company which had as shareholders Renato de Albuquerque and Nuno Luís de Carvalho Lopes Alves, and holds such remaining shares amounting to R$366,662, completing the arbitration process.

In view of this transaction, a goodwill was recorded in the amount of R$252,449. For purposes of fulfilling the provisions of paragraph 64 of ICPC09 (R1) – Individual Financial Statements, Separate Statements, Consolidated Statements and Adoption of the Equity Method, regarding transactions with noncontrolling interests, as of September 30, 2013, this goodwill is recorded in an offset account of the consolidated equity of the Company.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and pronouncement interpretation issued by IASB and CPC and standards released but not yet effective

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are the following:

•           CPC 18 (R2) – Investments in associates, subsidiaries and joint ventures – CVM Resolution no. 696 of December 13, 2012;

•           CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012;

•           CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012;

•           CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012;

•           CPC 44 – Combined financial statements – CVM Resolution no. 708 of May 2, 2013;

•           CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012; and

•           CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012;

•           OCPC 06 – Presentation of pro-forma financial information – CVM Resolution no. 709 of May 2, 2013.

Of the pronouncement listed above, the only one that impacted the Company was CPC 19(R2), and, consequently, CPC 18(R2) and CPC 36(R3). These pronouncements establish that subsidiaries shall be fully consolidated from the date control is acquired, and continue to be consolidated until such control ceases, except the joint ventures which were stated at equity method in the individual and consolidated quarterly information.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and pronouncement interpretation issued by IASB and CPC and standards released but not yet effective -- Continued

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013--Continued

The quarterly information of subsidiaries and joint-controlled investees is prepared for the same reporting period that those of the Company, adopting the accounting policies consistent with those adopted by the Company. For consolidation, the following criteria are adopted:

(i) elimination of investment in subsidiaries, as well as their equity pick-up;

(ii) the profit from transactions between consolidated companies, as well as those corresponding to balances of assets and liabilities are equally eliminated; and

(iii) noncontrolling interests are calculated and reported separately.

The following jointly-controlled investees, which used to be recognized in the consolidated statements under the proportionate consolidation method until December 31, 2012, are recognized under the equity method as of January 1, 2013 and for the corresponding periods reported in this quarterly information:

	% - Interest
Investees	09/30/2013	12/31/2012
Gafisa SPE 48 S.A. (**)	80%	80%
Sítio Jatiuca Emp Im.SPE Ltda.	50%	50%
GAFISA SPE-116 Emp. Imob. Ltda.	50%	50%
FIT 13 SPE Emp. Imob. Ltda.	50%	50%
Gafisa SPE 47 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 85 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 71 Emp. Imob. Ltda. (**)	80%	80%
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50%	50%
Gafisa SPE 65 Emp. Imob. Ltda. (**)	80%	80%
Alto da Barra de São Miguel Em. Imob SPE Ltda.	50%	50%
Costa Maggiore Emp. Imob. Ltda	50%	50%
Gafisa SPE 73 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 46 Emp. Imob. Ltda.	60%	60%
Dubai Residencial Emp. Imob. Ltda.	50%	50%
Gafisa SPE 113 Emp. Imob. Ltda.	60%	60%
Grand Park-Parque das Arvores Em. Im. Ltda	50%	50%
O Bosque Empr. Imob. Ltda.	60%	60%
Grand Park - Parque das Aguas Emp Im Ltda.	50%	50%
Other (*)	Several	Several

(*)It includes companies with investment balance below R$3,000.

(**)In the adoption of CPC 18 (R2) – Investments in associates, subsidiaries and joint ventures, based on the analysis of corporate documents and past decisions, the Company found that it does not hold the control of these companies, so the equity method was adopted for consolidation.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and pronouncement interpretation issued by IASB and CPC and standards released but not yet effective -- Continued

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013—Continued

For purposes of comparability, the corresponding balances as of December 31, 2012 and September 30, 2012 were adjusted considering the aforementioned change in accounting practice. As required by CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3) are as follows:

	Balance originally reported as of 12/31/2012	Impact of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3)	12/31/2012 balances, after the adoption of CPCs 18(R2), 19 (R2) and 36 (R3)
Balance sheet
Current assets	7,218,690	(812,344)	6,406,346
Non-current assets	1,575,371	(189,877)	1,385,494
Investments	-	646,590	646,590
Property and equipment and intangible assets	276,933	(701)	276,232
Total assets	9,070,994	(356,332)	8,714,662

Current liabilities	2,879,590	(247,281)	2,632,309
Non-current liabilities	3,499,037	(111,572)	3,387,465
Total liabilities	6,378,627	(358,853)	6,019,774
Equity	2,692,367	2,521	2,694,888
Total liabilities and equity	9,070,994	(356,332)	8,714,662

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and pronouncement interpretation issued by IASB and CPC and standards released but not yet effective -- Continued

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013—Continued

	Balances originally reported as of 09/30/2012	Impact of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3)	Impact of the adoption of CPC 31 (note 2.2.2)	09/30/2012 balances, after the adoption of CPCs 18(R2), 19 (R2), 36 (R3) and 31

Statement of operations
Net operating revenue	3,032,464	(290,271)	(504,857)	2,237,336
Net operating costs	(2,243,612)	210,708	232,392	(1,800,512)
Operating expenses, net	(575,893)	9,322	112,148	(454,423)
Equity pick-up	-	70,946	(7,361)	63,585
Financial income (expense)	(158,613)	(7,118)	20,153	(145,578)
Income and social contribution taxes	(46,983)	7,087	14,501	(25,395)
Noncontrolling interests	(32,991)	(674)	-	(33,665)
Profit of discontinued operations	-	-	133,024	133,024
Loss for the period	(25,628)	-	-	(25,628)
Cash flow for the period
Operating activities	351,480	(74,241)	(127,285)	149,954
Financing activities	(19,987)	(8,162)	-	(28,149)
Investing activities	(5,245)	121,369	127,285	243,409

Statement of value added
Net added value produced by the entity	842,600	(81,506)	(111,426)	649,668
Added value received on transfer	58,804	60,617	(15,989)	103,432
Total added value to be distributed	901,404	(20,889)	(127,415)	753,100

In the individual statement of operations for the period ended September 30, 2012, the amount of R$61,861 was reclassified from “Equity Pick-up” to “Net Profit (Loss) of Discontinued Operations”, as required by CPC 31 –Non-current Assets Held for Sale and Discontinued Operations, for purposes of comparability.

There was no impact on the statements of comprehensive income (loss) and changes in equity for the period ended September 30, 2012.

The notes related to the corresponding amounts that are being restated are identified as “restated”.

There is not any other new standard or interpretation issued and not yet adopted that may, in the opinion of Management, produce significant impact on the profit (loss) for the period or on the equity reported by the Company.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and pronouncement interpretation issued by IASB and CPC and standards released but not yet effective -- Continued

3.2. Standards released by IASB not yet effective

We list below the standards and interpretations issued and not yet effective until the reporting date of the interim accounting information. This list of issued standards and interpretation comprises those that the Company reasonably estimates that will produce impact on disclosures, financial position or performance when they are adopted at a future date. The Company intends to adopt such standards when they enter into effect.

The IASB issued clarification on the IFRS standards and amendments. We describe below the main amendments:

  IAS 32 - Financial Instruments - Presentation (CPC 39) – adds guidance on offsets between financial assets and financial liabilities, which amendment is effective for periods beginning on or after January 1, 2014, and the Company does not estimate any significant effect arising from its adoption.

  IAS 36 – Impairment of Assets (CPC 01) – adds guidance on the recoverable amount disclosures for non-financial assets, which amendment is effective for years beginning on or after January 1, 2014, and the Company is assessing the impacts of the disclosure at the time it is adopted.

  IAS 39 – Impairment de Assets (CPC 01) – adds guidance clarifying that there is no need of discontinuing hedge accounting if the derivative instrument is novated, provided that certain criteria are met. This amendment is effective for years beginning on or after January 1, 2014, and the Company does not make hedge accounting transactions until this moment.

  IFRIC 21 - Levies – provides guidance on the timing of the recognition of a liability regarding levies imposed by the government, effective beginning on January 1, 2014, and the Company is assessing the disclosure impacts upon its adoption.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and pronouncement interpretation issued by IASB and CPC and standards released but not yet effective -- Continued

3.2. Standards released by IASB not yet effective-- Continued

IFRS applicable for annual periods beginning on or after January 1, 2015

  IFRS 9 - Financial Instruments – Classification and Measurement (CPC 38, 39 and 40) - IFRS 9 completes the first stage of the project for replacing “IAS 39 - Financial Instruments: Recognition and Measurement”. IFRS 9 adopts a simple approach for determining whether a financial asset should be measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses on the recoverable amount of assets. This standard is effective for years beginning on and after January 1, 2015, and the Company is assessing the disclosure impacts upon its adoption.

4.   Cash and cash equivalents e short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Cash and banks	38,651	30,546	94,802	219,453
Funds held in trust by third parties (a)	-	-	97,336	-
Securities purchased under agreement to resell (Note 21.i.d)	45,182	65,290	116,755	368,503
Cash and cash equivalents of operations for sale	-	-	(34,268)	-
Total cash and cash equivalents (Note 21.ii.a)	83,833	95,836	274,625	587,956

(a)  Amount held in trust by Itaú Corretora de Valores S.A. for the settlement on October 1, 2013, of the ninth interest installment and the third amortization installment related to the first placement of the debentures of the subsidiary Tenda (Nota 32 (iii)).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.   Cash and cash equivalents and short-term investments-- Continued

4.2.    Short-term investments

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Investment funds	-	-	8,024	1,190
Bank deposit certificates	145,382	258,164	366,265	586,276
Restricted cash in guarantee to loans	11,473	21,005	22,340	414
Restricted credits	20,942	22,697	172,577	386,081
Other	-	5,838	-	5,838
Short-term investments of operations for sale	-	-	(62,225)	-
Total short-term investments (Note 21.ii.a)	177,797	307,704	506,981	979,799

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2012.

5.       Trade accounts receivable of development and services

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Real estate development and sales (Note 30)	1,156,671	1,068,562	3,473,237	3,638,711
( - ) Allowance for doubtful accounts and cancelled contracts	(13,231)	(17,029)	(170,439)	(260,494)
( - ) Adjustments to present value	(12,092)	(9,590)	(135,820)	(89,095)
Services and construction and other receivables	44,388	22,073	60,157	24,822
Operations for sale	-	-	(822,435)	-
	1,175,736	1,064,016	2,404,700	3,313,944

Current	977,548	826,531	2,103,130	2,493,170
Non-current	198,188	237,485	301,570	820,774

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
2013	305,790	853,150	1,409,762	2,184,722
2014	379,999	109,962	784,425	631,712
2015	271,845	70,853	612,305	402,676
2016	97,186	15,092	248,994	136,377
2017 onwards	146,239	41,578	477,908	308,046
	1,201,059	1,090,635	3,533,394	3,663,533
( - ) Adjustment to present value	(12,092)	(9,590)	(135,820)	(260,494)
( - ) Allowance for doubtful accounts and cancelled contracts	(13,231)	(17,029)	(170,439)	(89,095)
( - ) Operations for sale	-	-	(822,435)	-
	1,175,736	1,064,016	2,404,700	3,313,944

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services--Continued

During the period ended September 30, 2013, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company
Balance at December 31, 2012	(17,029)
Write-offs (Note 23)	3,798
Balance at September 30, 2013	(13,231)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net
Balance at December 31, 2012 (restated)	(260,494)	180,399	(80,095)
Additions	-	-	-
Write-offs (Nota 23)	90,055	(88,122)	1,933
Balance at September 30, 2013	(170,439)	92,277	(78,162)

As of September 30, 2013, the balance composition of the subsidiary AUSA, related to operations for sale, is as follows:

09/30/2013

Real estate development and sales (Note 30)	945,200
( - ) Adjustments to present value	(122,963)
Services and construction and other receivables	198
822,435

Current	396,054
Non-current	426,381

Maturity	09/30/2013

2013	117,864
2014	226,810
2015	173,387
2016	132,247
2017	90,506
2018 onwards	204,584

( - ) Adjustment to present value	(122,963)
822,435

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.   Properties for sale

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Land	730,779	664,181	1,169,284	897,201
( - ) Provision for realization of land	-	-	(7,290)	(7,663)
Property under construction (Note 30)	282,714	175,610	851,119	761,018
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	-	-	92,277	180,399
Completed units	99,885	85,843	417,534	344,749
Properties for sale of operations for sale	-	-	(376,671)	-
	1,113,378	925,634	2,146,253	2,175,704

Current portion	718,527	730,869	1,489,538	1,901,670
Non-current portion	394,851	194,765	656,715	274,034

There was no change in the provision for realization for land in the period ended September 30, 2013.

The change in the non-current portion balance was due to the acquisition of lands over the period and the reclassification of cancelled real estate ventures of the subsidiary Tenda, with units which contracts are not yet cancelled with the respective customers, without expectation of getting back in short term.

As of September 30, 2013, the balance composition of subsidiary AUSA, related to operations for sale, is as follows:

09/30/2013

Land	66,820
Property under construction (Note 30)	215,541
Completed units	94,310
376,671

Current portion	321,273
Non-current portion	55,398

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

7.       Other accounts receivable

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Advances to suppliers	2,350	931	5,534	4,262
Recoverable taxes (IRRF, PIS, COFINS, among other)	25,249	26,804	81,102	78,250
Judicial deposit (Note 17)	112,566	101,456	151,075	130,371
Other	770	7,016	12,010	29,844
Other accounts receivable of operations for sale	-	-	(18,291)	-
	140,935	136,207	231,430	242,727

Current portion	16,222	16,259	70,629	77,573
Non-current portion	124,713	119,948	160,801	165,154

8.   Non-current assets held for sale

8.1 Land available for sale

The changes in land available for sale are summarized as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2012 (restated)	185,463	(46,104)	139,359
Additions	16,865	(12,047)	4,818
Transfer from properties for sale (Note 6)	(1,981)	-	(1,981)
Transfer to properties for sale (Note 6)	(8,200)	-	(8,200)
Reversal/ Write-offs	(24,207)	12,379	(11,828)

Balance at September 30, 2013	167,940	(45,772)	122,168

Gafisa and SPEs	10,795	(4,995)	5,800
Tenda and SPEs	157,145	(40,777)	116,368

       The other explanation related to this note was not subject to significant changes in relation to those reported in Note 8 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.   Non-current assets held for sale--Continued

8.2 Non-current assets held for sale and profit of discontinued operations

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Goodwill portion for sale	127,380	-	127,380	-
Investment portion	321,771	-	-	-
Asset for sale (i)	-	-	1,404,846	-
	449,151	-	1,532,226	-

Liability for sale(i)	-	-	693,160	-
(i)Net amount of eliminations relating to intercompany transactions.

As mentioned in Note 1, on September 10, 2012, the Company disclosed a material fact informing about the beginning of the analysis of strategic options for the Alphaville business aimed at maximizing shareholder value.

On June 7, 2013, the Company disclosed a material fact informing about the signature of a contract for selling the majority interest of 70% it held in AUSA to Private Equity AE Investimentos e Participações S.A., represented by Blackstone Real Estate Advisors L.P and Pátria Investimentos Ltda, for R$1,409,800. This amount will be paid in cash, at the closing date of this transaction, up to 180 days from the contract signature.

The completion of this sale is subject to the usual completion conditions of such a transactions.

On July 3, 2013, the Company disclosed a material fact informing that the acquisition of the remaining shares of AUSA, corresponding to 20% of its capital stock, was completed through the acquisition by Tenda of the totality of shares of EVP Participações S.A., a holding company which had as shareholders Renato de Albuquerque and Nuno Luís de Carvalho Lopes Alves, and holds such remaining shares.

In order to meet the provisions of paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company shows below the main classes of assets and liabilities classified into held for sale of subsidiary AUSA as of September 30, 2013, after eliminations of consolidation items, as follows:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.   Non-current assets held for sale--Continued

8.2 Non-current assets held for sale and profit of discontinued operations

Assets		Liabilities
Current assets		Current liabilities
Cash and cash equivalents (Note 4.1)	34,268	Loans and financing (Note 12)	71,259
Short-term investments (Note 4.2)	62,225	Payables for purchase of properties and advances from customers (Note 18)	58,885
Trade accounts receivable (Note 5)	396,054	Obligations assumed on the assignment of receivables (Note 14)	30,827
Properties for sale (Note 6)	321,273	Payables to venture partners (Note 15)	35,703
Other current assets	51,625	Other payables	172,178
Total current assets	865,445	Total current liabilities	368,852
Non-current assets		Non-current liabilities
Trade accounts receivable (Note 5)	426,381	Loans and financing (Note 12)	189,083
Properties for sale (Note 6)	55,398	Obligations assumed on the assignment of receivables (Note 14)	34,416
Other non-current assets	11,990	Payables to venture partners (Note 15)	8,826
Investments	35,291	Provision for legal claims (Note 17)	4,580
Property and equipment and intangible assets	10,341	Other payables	87,403
Total non-current assets	539,401	Total non-current liabilities	324,308

Total assets	1,404,846	Total liabilities	693,160

The main lines of the statement of income and statement of cash flows of subsidiary AUSA are as follows:

Statement of income	09/30/2013	09/30/2012
Net operating revenue	603,097	504,857
Operating costs	(328,814)	(232,392)
Operating expenses, net	(97,953)	(102,122)
Depreciation and amortization	(13,924)	(10,026)
Equity pick-up	4,179	7,361
Financial income (expense)	(20,846)	(20,153)
Income and social contribution taxes	(17,981)	(14,501)
	127,758	133,024
Noncontrolling interests	(15,375)	(7,226)
Profit for the period	112,383	125,798

Cash flow for the period	09/30/2013	09/30/2012
Operating activities	(203,149)	23,949
Investing activities	102,463	44,222
Financing activities	(18,386)	(24,491)

Management does not consider necessary to perform an impairment test in view of the investment return and the comparison of the carrying amount of these net assets with their fair values less cost to sell.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

									Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the quarter		Investments				Equity pick-up
Direct investees	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2013	12/31/2012	09/30/2013	09/30/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Construtora Tenda S.A.	100%	100%	3,192,919	1,509,326	1,683,593	1,845,739	(122,175)	(61,871)	1,683,593	1,845,739	-	-	(122,176)	(61,871)	-	-
Shertis Emp. Part. S.A. (f)	100%	100%	138,062	11,854	126,208	104,144	22,064	24,743	126,209	104,144	-	-	22,065	24,743	1	-
Gafisa SPE 89 Emp. Im. Ltda.	100%	100%	85,213	3,599	81,614	67,668	20,646	14,191	81,614	67,668	-	-	20,646	14,191	-	-
Alphaville Urbanismo S.A. (f)	60%	60%	1,439,412	805,878	633,534	533,218	98,526	100,638	64,354	319,931	-	-	10,003	12,372	(1,647)	(1,662)
SPE Pq Ecoville Emp Im S.A. (e)	100%	50%	122,472	80,743	41,729	32,292	9,437	15,503	59,606	16,146	-	16,146	7,109	7,751	(2,328)	7,751
Gafisa SPE 51 Emp. Im. Ltda.	100%	100%	63,651	7,816	55,835	52,351	(1,151)	(5,689)	55,835	52,351	-	-	(1,151)	(5,689)	-	-
Gafisa SPE 48 S.A. (e)	80%	80%	74,898	5,824	69,074	68,687	387	14,734	55,259	54,950	55,260	54,950	310	11,787	310	11,787
EDSP 88 Participações S.A.	100%	100%	43,786	12	43,774	46,479	(2,705)	(1,516)	43,774	46,479	-	-	(2,705)	(1,516)	-	-
Gafisa SPE 72 Emp. Im. Ltda.	100%	100%	50,156	8,057	42,099	45,868	(3,768)	3,178	42,099	45,868	-	-	(3,768)	3,178	-	-
Sítio Jatiuca Emp Im.SPE Ltda. (e)	50%	50%	77,024	6,550	70,474	69,989	488	6,083	35,237	34,995	35,237	34,995	244	3,042	244	3,042
GAFISA SPE-116 Emp. Im. Ltda. (e)	50%	50%	68,680	379	68,301	64,030	(105)	2	34,151	32,015	34,151	32,015	(53)	1	(53)	1
FIT 13 SPE Emp. Im. Ltda. (e)	50%	50%	32,510	6,060	26,450	48,493	7,021	-	30,387	26,939	3,820	2,692	5,828	16,373	(1,192)	(123)
Città Ville SPE Emp. Im. Ltda. (e)	50%	50%	29,651	3,211	26,440	17,098	1,130	(3,890)	26,440	17,098	-	-	1,130	(2,238)	-	(292)
Gafisa SPE 41 Emp. Im. Ltda.	100%	100%	26,866	469	26,397	26,858	(461)	(256)	26,397	26,858	-	-	(461)	(256)	-	-
Gafisa SPE 50 Emp. Im. Ltda.	100%	100%	27,036	1,078	25,958	26,283	(326)	1,314	25,958	26,283	-	-	(326)	1,314	-	-
Gafisa SPE 31 Emp. Im. Ltda.	100%	100%	25,645	31	25,614	26,014	(400)	(234)	25,614	26,014	-	-	(400)	(234)	-	-
Gafisa SPE 47 Emp. Im. Ltda. (e)	80%	80%	31,252	10	31,242	31,151	(1)	(387)	24,993	24,921	24,993	24,921	(1)	(310)	(1)	(310)
Gafisa SPE 110 Emp. Im. Ltda.	100%	100%	53,806	31,031	22,775	15,457	7,317	2,676	22,775	15,457	-	-	7,317	2,676	-	-
Gafisa SPE 32 Emp. Im. Ltda.	100%	100%	19,240	1,106	18,134	18,043	91	(1,500)	18,134	18,043	-	-	91	(1,500)	-	-
Gafisa SPE 113 Emp. Im. Ltda. (e)	60%	60%	47,067	19,028	28,039	15,795	4,831	(590)	16,823	9,477	16,823	9,477	2,899	(354)	2,899	(354)
Manhattan Square Emp. Im. Coml. 1 SPE Ltda.(e)	50%	50%	81,613	49,228	32,385	29,501	(2,826)	5,255	16,193	14,751	16,193	14,751	(1,413)	2,023	(1,413)	2,023
Gafisa SPE 30 Emp. Im. Ltda.	100%	100%	16,422	324	16,098	16,243	(145)	(327)	16,098	16,243	-	-	(145)	(327)	-	-
Gafisa SPE-71 Emp. Im. Ltda.	80%	80%	21,403	2,010	19,393	18,908	485	(59)	15,514	15,126	15,514	15,126	388	(47)	388	(47)
Apoena SPE Emp Im S.A. (e)	100%	80%	12,620	558	12,062	13,253	262	3,124	11,932	10,602	-	-	209	2,499	(52)	-
Gafisa SPE 123 Emp. Im. Ltda.	100%	100%	31,023	19,178	11,845	5,953	5,892	2,689	11,845	5,953	-	-	5,892	2,689	-	-
Gafisa SPE-65 Emp. Im. Ltda.	80%	80%	16,685	2,549	14,136	14,214	(78)	2,270	11,309	11,371	11,309	11,371	(62)	1,816	(62)	1,816
Alto da Barra de São Miguel Em.Im. SPE Ltda. (e)	50%	50%	23,326	1,239	22,087	22,124	(37)	2,216	11,043	11,062	11,043	11,062	(19)	1,108	(19)	1,108
Varandas Grand Park Emp. Im. SPE Ltda	50%	50%	75,998	56,951	19,047	6,136	12,392	1,702	10,569	3,068	10,569	3,068	7,501	851	7,501	851
Gafisa SPE 73 Emp. Im. Ltda. (e)	80%	80%	13,231	246	12,985	12,668	(6)	(2,161)	10,388	10,134	10,388	10,134	(5)	(1,729)	(5)	(1,729)
Gafisa SPE 46 Emp. Im. Ltda. (e)	60%	60%	19,232	2,735	16,497	16,585	(88)	1,309	9,898	9,951	9,898	9,951	(53)	786	(53)	786
Costa Maggiore Emp. Im. Ltda (e)	50%	50%	19,622	1,703	17,919	19,426	2,795	1,434	9,860	10,379	9,860	10,379	1,480	717	1,480	717
Gafisa SPE 38 Emp. Im. Ltda.	100%	100%	8,116	130	7,986	7,850	136	(52)	7,986	7,850	-	-	136	(52)	-	-
Gafisa SPE 85 Emp. Im. Ltda. (e)	80%	80%	73,237	63,256	9,981	22,890	(12,987)	4,193	7,984	18,312	7,984	18,312	(10,389)	3,354	(10,389)	3,354
Gafisa SPE 36 Emp. Im. Ltda.	100%	100%	8,252	460	7,792	6,605	1,188	374	7,792	6,605	-	-	1,188	374	-	-
Grand Park-Parque das Arvores Em. Im. Ltda(e)	50%	50%	51,616	29,459	22,157	13,871	5,632	(13,815)	7,728	6,936	7,728	6,936	793	(6,908)	793	(6,908)
Gafisa SPE 111 Emp. Im. Ltda.	100%	100%	26,947	19,743	7,204	4,556	2,648	3,075	7,204	4,556	-	-	2,648	3,075	-	-
Maraville GFSA SPE Emp. Im. Ltda	100%	100%	23,276	16,171	7,105	5,043	2,062	(3,003)	7,105	5,043	-	-	2,062	(3,003)	-	-
Gafisa SPE 37 Emp. Im. Ltda.	100%	100%	7,554	684	6,870	6,647	223	2,179	6,870	6,647	-	-	223	2,179	-	-
Aram SPE Emp. Imob. Ltda (e)	100%	80%	14,047	7,798	6,249	13,207	1,291	(2,982)	6,555	8,391	-	8,391	(5,358)	(3,530)	(6,649)	(3,530)
Gafisa SPE 27 Emp. Im. Ltda.	100%	100%	7,131	902	6,229	5,430	800	(965)	6,229	5,430	-	-	800	(965)	-	-
Gafisa SPE 42 Emp. Im. Ltda.	100%	100%	7,432	1,699	5,733	5,881	(158)	(2,570)	5,733	5,881	-	-	(158)	(2,570)	-	-
O Bosque Empr. Imob. Ltda. (e)	60%	60%	9,273	73	9,200	9,371	(32)	(29)	5,520	5,623	5,520	5,623	(102)	(84)	(102)	(84)
Gafisa SPE 22 Emp. Im. Ltda.	100%	100%	5,922	626	5,296	5,280	16	(159)	5,296	5,280	-	-	16	(159)	-	-
Dubai Residencial Emp. Im. Ltda.	50%	50%	26,159	6,285	19,874	19,578	5,169	(3,745)	4,711	9,789	4,711	9,789	(2,553)	(1,735)	(2,553)	(1,735)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

(i)      Ownership interest--Continued

(a)    Information on subsidiaries and jointly-controlled investees—Continued

										Company		Consolidated		Company		Consolidated
	Ownership interests - %		Total assets	Total liabilities	Equity and advance for future capital increase			Income (loss) for the quarter		Investments				Equity pick-up
Direct investees	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2013	12/31/2012		09/30/2013	09/30/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Gafisa SPE 53 Emp. Im. Ltda.	100%	100%	5,745	1,589	4,156	5,455		(1,305)	635	4,156	5,455	-	-	(1,305)	635	-	-
Gafisa SPE-118 Emp. Im. Ltda.	100%	100%	3,498	7	3,491	3,496		(4)	115	3,491	3,496	-	-	(4)	115	-	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda	100%	50%	19,655	16,826	2,829	-		(46)	(52)	3,280	1,209	-	1,209	(23)	(27)	23	(27)

OCPC01 adjustment – capitalized interests (d)						-				39,123	30,052	19,515	3,687	9,071	11,962	7,138	3,616
Other (*)			167,393	124,731	42,662	100,248		5,924	15,828	25,284	83,070	9,780	53,604	(1,246)	14,110	(10,459)	11,983

Gafisa SPE 55 Ltda.	80%	100%	50,384	2,158	48,227	39,628		-	(330)	-	-	41,831	38,611	-	-	(29)	(264)
Saí Amarela S/A	50%	50%	6,084	461	5,623	3,001		(153)	(412)	-	-	2,812	2,888	-	-	(76)	(206)
Sunshine SPE S/A	60%	60%	5,175	697	4,478	3,373		(14)	33	-	-	2,687	3,372	-	-	(685)	20
Other			18,152	358	17,793	3,247		(18,409)	(3,394)	-	-	1,691	1,702	-	-	254	266
Indirect subsidiaries of Gafisa			79,795	3,674	76,121	49,249		(18,576)	(4,103)	-	-	49,021	46,573	-	-	(536)	(184)

Consolidated FIT 13	50%	50%	32,510	6,448	26,062	47,958		-	32,991	-	-	52,098	51,651	-	-	13,893	33,001
FIT Jardim Botanico SPE	55%	55%	39,156	23,207	15,949	15,256		693	2,135	-	-	21,326	20,526	-	-	381	1,174
FIT 34 SPE Emp. Imob.	70%	70%	30,120	19,362	10,758	8,516		2,241	1,036	-	-	19,493	19,453	-	-	1,569	725
FIT SPE 11 Emp. Imob.	70%	70%	53,455	39,585	13,870	8,543		5,327	3,834	-	-	18,262	13,083	-	-	3,729	2,684
AC Participações	80%	80%	36,741	35,314	1,427	(85)		1,513	(1,058)	-	-	16,765	12,659	-	-	1,210	(847)
FIT 31 SPE Emp. mob.	70%	70%	38,179	29,347	8,832	8,138		694	3,014	-	-	14,738	9,734	-	-	486	2,110
Maria Ines SPE Emp. Imob.	60%	60%	20,965	17,323	3,643	3,297		346	232	-	-	12,526	12,303	-	-	208	139
FIT Planeta Zoo/Ipitanga	50%	50%	17,582	986	16,596	12,887		(361)	777	-	-	8,281	8,470	-	-	(197)	389
FIT SPE 03 Emp. Imob	80%	80%	10,597	14,257	(3,660)	-		(2,152)	(2,608)	-	-	7,946	10,440	-	-	(1,722)	(2,087)
Cittá Itapoan	50%	50%	16,404	1,700	14,704	1,870		(650)	435	-	-	7,271	9,898	-	-	(406)	217
FIT SPE 02 Emp. mob.	60%	60%	11,729	14,638	(2,909)	(2,871)		(38)	233	-	-	7,031	7,061	-	-	(23)	140
FIT Cittá Imbuí	50%	50%	9,587	556	9,031	9,097		(66)	75	-	-	4,519	4,549	-	-	(30)	37
Parque dos Pássaros	50%	50%	51,967	40,126	11,841	3,415		2,272	(8,452)	-	-	4,169	1,708	-	-	3,051	(4,226)
FIT Campolim SPE	55%	55%	6,536	8,962	(2,426)	-		(0)	41	-	-	3,647	3,617	-	-	(0)	23
Klabin Segall FIT 1 SPE Ltda	50%	50%	6,896	42	6,854	6,305		(89)	(2)	-	-	3,471	3,299	-	-	(1)	(1)
Other			61,454	54,716	6,738	969		1,835	807	-	-	4,218	4,037	-	-	354	386
Indirect subsidiaries of Tenda			443,878	306,568	137,310	123,295		11,565	33,490	-	-	205,761	192,488	-	-	22,502	33,864

SPE Leblon S.A.	100%	90%	-	-	-	44,360		-	-	-	-	-	16,220	-	-	-	-
Krahô Empreendimentos Imobiliário S.A.	48%	48%	-	-	-	28,205		-	-	-	-	-	13,397	-	-	-	-
SL Sociedade Loteadora Ltda. (i)	40%	40%	-	-	-	40,551		-	-	-	-	-	4,510	-	-	-	-
Alphaville Reserva Santa Clara Empreendimentos Imobiliarios Ltda	25%	25%	-	-	-	14,566		-	-	-	-	-	4,192	-	-	-	-
Other			-	-	-	29,175		-	-	-	-	-	621	-	-	-	-
Indirect subsidiaries of AUSA			-	-	-	156,857	-	-	-	-	-	-	38,940	-	-	-	-
Subtotal			6,969,447	3,239,464	3,729,983	3,895,477		63,038	152,995	2,795,948	3,149,641	575,078	646,590	(43,827)	50,617	5,766	65,714

Other investments (a)										117,250	226,131	-	-	-	-	-	-
Goodwill on acquisition of subsidiaries (b)										105,814	171,423	-	-	-	-	-	-
Total investments										3,019,012	3,547,195	575,078	646,590	(43,827)	50,617	5,766	65,714

(*) It includes companies with investment balance below R$3,000.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

(i)      Ownership interest--Continued

(a)    Information on subsidiaries and jointly-controlled investees—Continued

									Company		Consolidated		Company		Consolidated
	Interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the quarter		Investments (provision for capital deficiency				Equity pick-up
Direct investees	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2013	12/31/2012	09/30/2013	09/30/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Provision for capital deficiency (c):
Manhattan Square Emp. Imob. Res. 1 SPE Ltda	50%	50%	186,575	217,736	(31,161)	(29,760)	(1,401)	(2,783)	(15,581)	(14,880)	-	(18,037)	(701)	(1,858)	(701)	(1,858)
Gafisa SPE 117 Emp. Im. Ltda.	100%	100%	19,981	25,686	(5,705)	(5,918)	212	(4,972)	(5,705)	(5,918)	-	-	212	(4,972)	-	-
Gafisa SPE 45 Emp. Im. Ltda.	100%	100%	7,890	11,113	(3,223)	-	(3,304)	(3)	(3,223)	81	-	-	(3,304)	(3)	-	-
Gafisa SPE 69 Emp. Im. Ltda.	100%	100%	2,612	5,391	(2,779)	(2,172)	(607)	212	(2,779)	(2,172)	-	-	(607)	212	-	-
Península SPE 2 S/A	50%	50%	1,310	5,725	(4,415)	(4,521)	487	377	(2,207)	(1,851)	-	(2,265)	244	188	244	188
Others (*)			46,152	51,811	(5,659)	(11,154)	(1,009)	(1,897)	(5,300)	(10,830)	-	1,063	(477)	(1,253)	525,00	(459)
Total provision for capital deficiency			264,520	317,462	(52,942)	(53,525)	(5,622)	(9,066)	(34,795)	(35,570)	-	(19,239)	(4,633)	(7,686)	68	(2,129)

Total equity pick-up									-	-	-	-	(48,460)	42,931	5,834	63,585

(a)      As a result of the establishment in January 2008 of a unincorporated venture (SCP), the Company holds interests in such company that as of September 30, 2013 amounts to R$122,182 (December 31, 2012 - R$226,131) - Note 15.

(b)   See composition in Note 11.

(c)   Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(d)   Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01.

(e)     Jointly-controlled investees.

(f)     The Company has 80% interest in AUSA, of which 60% is held directly and 20% indirectly through the subsidiary Shertis Emp. e Part. S.A.. Of the direct interest of 60%, 50% is for sale, according to Note 8.2., therefore, the recorded investment balance corresponds to 10% of interest.

(g)      On February 27, 2013, the Company carried out a business combination related to the barter for interest in joint ventures SPE Reserva Ecoville and SPE Parque Ecoville, as detailed in Note 9.1.

(h)      Fully consolidated companies which control is held by the companies of the group.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

(b)    Change in investments

	Company	Consolidated
Balance at December 31 (restated)	3,547,195	646,590
Equity pick-up	(48,460)	5,834
Capital contribution	48,482	39,523
Redemption of shares of subsidiaries (Note 15)	(100,000)	-
Advance for future capital increase	(22,058)	(19,797)
Acquisition /sale of interest	62,038	3,609
Effect reflecting the program for purchase of treasury shares of Gafisa by Tenda (i)	(39,970)	-
Dividends receivable	(11,115)	(14,745)
Other investments	(12,444)	(46,803)
FIDC	(11,125)	-
Write-off of Cipesa goodwill for sale of land	(571)	(571)
Asset held for sale (Note 8.2)	(449,151)	(166,320)
Result of asset held for sale	56,191	127,758
Balance at September 30	3,019,012	575,078

(i)  On November 27, 2012, the Board of Directors of the subsidiary Tenda approved the creation of a program to repurchase (“Program”) the common shares issued by its parent company Gafisa to hold them in treasury and later sell them. According to the Program, the acquisition in the stock exchange of shares by Tenda shall be measured at the market prices of shares of Gafisa at BM&F BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and will be carried out by charging the capital reserve account of Tenda. The Program can be carried out in up to 365 days and the acquisition of shares on the Program shall be limited to  10,000,000 common shares of Gafisa. In the period ended September 30, 2013, the totality of 10,000,000 shares were acquired under the Program (Note 19.1), for the total amount of R$39,970.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 9 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

9.1. Business combination

     (i)       SPE Parque Ecoville

On February 27, 2013, the Company carried out a business combination related to the barter for interest in the joint ventures SPE Reserva Ecoville (interest of 50% granted) for SPE Parque Ecoville (interest of 50% received).

The base value of the transaction of barter for interests, supported by an economic appraisal report, amounted to R$ 59,592. This transaction gave rise to a goodwill amounting to R$22,644, which, according to CPC15 (R1) – Business Combinations, represents the net value in the determination of the fair value of net assets acquired, allocated to the heading “Properties for Sale”.

The following table shows the calculation of the acquisition cost as provided by CVM Resolution No. 665/11:

Net assets granted by SPE Reserva Ecoville	41,118
Net assets received from SPE Parque Ecoville	18,474
We show below the goodwill arising from the barter for SPEs interests:
Carrying amount of acquisition:
Acquisition cost	41,118
Net assets acquired	18,474
Goodwill based on the inventory surplus	22,644

The Company commissioned a specialized company to do a study on the Purchase Price Allocation (PPA) for allocating the goodwill arising from the barter for interests. We show below a summary of the allocation of goodwill arising from the barter for interest in SPEs, taking into account the fair values of assets and liabilities of SPE Parque Ecoville at the acquisition date:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

9.1. Business combination--Continued

	Net assets acquired	CPC 15 (R1) adjustments	Net assets acquired at fair value
Properties for sale	55,097	7,626	62,723
Other	40,852		40,852
Total current assets	95,949	7,626	103,575

Properties for sale	-	15,017	15,017
Other	11,322	-	11,322
Total non-current assets	11,322	15,017	26,339

Total assets	107,271	22,643	129,914

Total do current liabilities	69,100	-	69,100
Total non-current liabilities	1,223	-	1,223
Equity	36,948	22,643	59,591
Total liabilities	107,271	22,643	129,914

In the period ended September 30, 2013, the Company amortized R$4,766 of the fair value transferred in the purchase price allocation.

(ii)   Manhattan

       On September 12, 2013, the Company made a business combination regarding the acquisition of control, by purchasing 50% of interest in the joint ventures Manhattan Square Empreendimentos Imobiliários Comercial 02 and Manhattan Square Empreendimentos Imobiliários Residencial 02. As a result of this transaction, the Company allocated, preliminarily, the amount of R$62,343 to the heading “Properties for Sale”, in the consolidated information. In the individual information, this amount is recorded in the heading “Investments". The definite allocation of this amount will be carried out in up to one year, according to CPC 15(R1) – Business Combinations.

     The Company commissioned a specialized company to estimate the Purchase Price Allocation (PPA) for allocating the goodwill arising from the transaction. We show below a preliminary allocation of goodwill from the Company’s perspective:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

9.1. Business combination--Continued

	Manhattan Residencial 02	Manhattan Comercial 02

Current assets	19,674	8,196
Total acquired assets	19,674	8,196

Total assumed liabilities	(18,104)	(5,086)

Net assets acquired	1,570	3,110

Net assets of Manhattan Residencial 02	1,570
Net assets of SPE Manhattan Comercial 02	3,110

Carrying value of acquisition:
Acquisition cost	64,683
Net assets acquired	2,340
Goodwill based on inventory surplus	62,343

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10. Property and equipment

	Company			Consolidated
Description	12/31/2012	Addition	Write-off/ Depreciation	09/30/2013	12/31/2012	Addition	Write-off/ Depreciation	(-) Operations for sale	09/30/2013
Cost	(restated)
Hardware	15,919	1,967	(389)	17,497	29,440	6,074	(2,103)	2,301	31,110
Vehicles and aircrafts	31	-	-	31	7,627	719	-	7,336	1,010
Leasehold improvements and installations	8,545	-	-	8,545	33,375	9,189	(4,309)	4,143	34,112
Furniture and fixtures	1,471	-	-	1,471	7,822	109	(6)	2,134	5,791
Machinery and equipment	2,636	1	-	2,637	4,162	129	(58)	53	4,180
Molds	-	-	-	-	8,130	-	-	-	8,130
Sales stands	121,719	8,598	-	130,317	194,952	8,598	(373)	-	203,177
	150,321	10,566	(389)	160,498	285,508	24,818	(6,849)	15,967	287,510

Accumulated depreciation
Hardware	(11,321)	3	(1,351)	(12,669)	(19,443)	15	(2,897)	(1,586)	(20,739)
Vehicles and aircrafts	(31)	-	-	(31)	(6,038)	-	(68)	(5,096)	(1,010)
Leasehold improvements and installations	(4,771)	-	(1,524)	(6,295)	(17,225)	287	(5,312)	(1,894)	(20,356)
Furniture and fixtures	(992)	-	(110)	(1,102)	(4,408)	-	(551)	(1,367)	(3,592)
Machinery and equipment	(553)	-	(198)	(751)	(737)	5	(290)	(13)	(1,009)
Molds	-	-	-	-	(7,253)	-	(178)	-	(7,431)
Sales stands	(115,745)	-	(5,353)	(121,098)	(184,259)	-	(6,135)	-	(190,394)
	(133,413)	3	(8,536)	(141,946)	(239,363)	307	(15,431)	(9,956)	(244,531)

	16,908	10,569	(8,925)	18,552	46,145	25,125	(22,280)	6,011	42,979

       The other explanation related to this note was not subject to significant changes in relation to those reported in Note 10 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Intangible assets

	Company
	12/31/2012			09/30/2013
	Balance	Addition	Write-down/ amortization	Balance
Software – Cost	62,123	22,852	(7,977)	76,998
Software – Depreciation	(30,572)	-	(8,379)	(38,951)
Other	8,296	4,493	(2,341)	10,448
	39,847	27,345	(18,697)	48,495

		Consolidated
	12/31/2012				09/30/2013
	Balance	Addition	Write-down/amortization	(-) Operations for sale	Balance
Goodwill	(restated)
AUSA	152,856	-	-	(127,380)	25,476
Cipesa	40,687	-	-	-	40,687
Provision for non-realization / Write-off – sale of land	(22,120)	-	(572)	-	(22,692)
	171,423	-	(572)	(127,380)	43,471

Software – Cost	83,753	27,152	(8,785)	(3,877)	98,243
Software – Depreciation	(39,193)	49	(11,684)	1,021	(49,807)
Other	14,104	5,798	(4,264)	-	15,638
	58,664	32,999	(24,733)	(2,856)	64,074

	230,087	32,999	(25,305)	(130,236)	107,545

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2012.

The Company evaluates the recovery of the carrying amount of goodwill at the end of each year. As of September 30, 2013, the Company did not find any indication of impairment in the carrying amount of goodwill.

12. Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	09/30/2013	12/31/2012	09/30/2013	12/31/2012
						(restated)
Certificate of Bank Credit - CCB	October 2013 to December 2017	0.82 % to 2.20% + CDI/ 114% to 118% of CDI /13.20%	874,117	867,155	1,134,459	1,118,553
Promissory notes	December 2013	125% of CDI	80,332	80,159	80,332	80,159
National Housing System - SFH	July 2014 to January 2018	TR + 8.30 % to 11.00%	313,464	227,376	756,173	704,758
Assumption of debt in connection with inclusion of subsidiaries’ debt and other	April 2013	TR + 12%	-	1,064	-	1,064
Operations for sale			-	-	(260,342)	-
			1,267,913	1,175,754	1,710,622	1,904,534

Current			421,478	356,781	625,608	613,973
Non-current			846,435	818,973	1,085,014	1,290,561

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing--Continued

On May 9, 2013, the Company issued Certificates of Bank Credit (CCB) in the amount of R$217,000, maturing on May 9, 2017, and with secured guarantee, represented by first-priority mortgage of select real estate venture units of the Company, and the pledging of these real estate receivables.

	Company		Consolidated
Maturity	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
2013	111,825	356,781	153,313	613,973
2014	395,358	436,324	704,008	701,401
2015	443,163	261,023	656,647	397,519
2016	233,706	105,528	331,376	161,883
2017 onwards	83,861	16,098	125,620	29,758
Operations for sale	-	-	(260,342)	-
	1,267,913	1,175,754	1,710,622	1,904,534

       The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of September 30, 2013 and December 31, 2012 are disclosed in Note 13. As of September 30, 2013, the Company is in compliance with such covenants.

As of  September 30, 2013, the composition of the subsidiary AUSA’s balance, related to operations for sale, is as follows:

Type	Maturity	Annual interest rate	09/30/2013

Certificate of Bank Credit - CCB	October 2013 to December 2017	0.82 % to 3.04% + CDI	260,342
			260,342

Current portion			71,259
Non-current portion			189,083

Maturity	09/30/2013

2013	18,739
2014	62,584
2015	57,557
2016	80,304
2017 onwards	41,158
260,342

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing--Continued

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
				(restated)
Total financial expenses for the period	170,856	203,229	258,786	289,443
Capitalized financial charges	(58,383)	(80,840)	(119,047)	(164,551)

Financial expenses (Note 25)	112,473	122,389	139,739	124,892

Financial charges included in “Properties for sale”

Opening balance	135,582	108,450	239,327	204,739
Capitalized financial charges	58,383	80,840	119,047	164,551
Charges appropriated to statement of operations (Note 24)	(58,697)	(58,985)	(117,444)	(132,716)
(-) Reclassification of asset held for sale	-	-	(11,835)	(8,426)
Closing balance	135,268	130,305	229,095	228,148

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 12 to the financial statements as of December 31, 2012.

13. Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	09/30/2013	12/31/2012	09/30/2013	12/31/2012
							(restated)
Third program/first placement- Fifth placement (i)	250,000	120% of CDI	May 2013/ May 2018	-	129,569	-	129,569
Sixth placement	100,000	CDI + 1.50%	June 2014	147,441	137,763	147,441	137,763
Seventh placement	600,000	TR + 10.17%	December 2017	592,229	601,200	592,229	601,200
Eighth placement/first placement	288,427	CDI + 1.95%	October 2015	300,356	291,956	300,356	291,956
Eight placement/second placement	11,573	IPCA + 7.96%	October 2016	14,802	13,411	14,802	13,411
First placement (Tenda)	600,000	TR + 9.33%	October 2015	-	-	497,034	562,004
Second placement (Tenda) (ii)	250,000	120% of CDI	June 2015	-	-	247,470	-
				1,054,828	1,173,899	1,799,332	1,735,903

Current portion				228,417	184,279	424,212	346,360
Non-current portion	-			826.411	989,620	1,375,120	1,389,543

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures—Continued

     (i)        On April 12, 2013, with the re-ratification on April 18, 2013, the Board of Directors approved the conditions to be provided to the debenture holders of the 5th placement 2nd Series because of the scheduled renegotiation established in the Indenture, on conditions that are identical to those effective in such indenture. On these same dates, the conditions were disclosed to debenture holders, who could accept the conditions and hold the debenture through maturity or reject them, having ensured the acquisition by the Issuer. On May 6, 2013, the Company paid the interest established in the indenture of the 5th placement Debentures, and acquired the debentures related to the non-renegotiation option, in the amount of R$130,203, not having other restrictive covenants to be fulfilled regarding this placement.

(ii)     On June 19, 2013, the subsidiary Tenda  approved the public distribution with restrict efforts of the 2nd Placement of nonconvertible simple Debentures, with secured and unsecured guarantee, in single series, in the total amount of R$250,000, maturing in 24 months. The placement provides for the chattel mortgage of the shares of Alphaville Urbanismo S.A., held by subsidiary Shertis Empreendimentos e Participações S.A. and the guarantee of the Company and the subsidiary AUSA.

As of September 30, 2013, the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, based on market estimates, as shown below:

	Company		Consolidated
Maturity	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
2013	56,607	184,279	154,340	346,360
2014	340,261	329,358	538,808	529,281
2015	299,953	300,000	748,177	500,000
2016	158,007	156,642	158,007	156,642
2017 onwards	200,000	203,620	200,000	203,620
	1,054,828	1,173,899	1,799,332	1,735,903

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

The ratios and minimum and maximum amounts stipulated by these restrictive covenants at September 30, 2013 and December 31, 2012 are as follows:

	09/30/2013	12/31/2012
Fifth placement		(restated)
Total receivables(2) plus inventory of finished units required to be equal to or over 2.2 times the net debt or below zero	N/A	3.61 times
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	N/A	8.05%

Seventh placement
Total receivables(2) plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	9.41 times	46.13 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	38.93%	7.60%
Total receivables(2) plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payables for purchase of properties plus unappropriated cost	1.70 time	1.85 time

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total receivables(2) plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	7.20 times	36.51 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	38.93%	7.60%

	09/30/2013	12/31/2012
First placement – Tenda		(restated)
Total receivables(2) plus inventory required to be equal to or over 2.0 times net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.	-4.13	-3.19
Net debt less debt with secured guarantee (3) required to be not in excess of 50% of equity.	-26.35%	-41.97%
Total receivables(2) plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost	2.02 times	6.18 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)   Total receivables.

(5)   Total inventory.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Assignment of receivables:
CCI obligation Jun/09	-	-	12,810	14,666
CCI obligation Jun/11	14,734	24,362	20,295	40,376
CCI obligation Sep/11	-	8,729	-	8,729
CCI obligation Dec/11	5,978	11,590	9,873	16,864
CCI obligation May/12	2,345	11,179	6,088	20,824
CCI obligation Jul/12	3,877	7,561	3,877	7,561
CCI obligation Nov/12	-	-	79,689	113,431
CCI obligation Dec/12	41,148	62,325	41,148	62,325
Other	6,420	7,037	4,888	5,523
Operations for sale	-	-	(65,243)	-
	74,502	132,783	113,425	290,299

Current portion	48,502	70,360	69,486	134,339
Non-current portion	26,000	62,423	43,939	155,960

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 14 to the financial statements as of December 31, 2012.

15. Payables to venture partners

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Payables to venture partners (a)	100,000	200,000	129,807	266,565
Usufruct of shares (b)	28,339	30,048	44,469	57,141
Operations for sale	-	-	(44,529)	-
	128,339	230,048	129,747	323,706

Current portion	113,896	110,513	115,304	161,373
Non-current portion	14,443	119,535	14,443	162,333

As of September 30, 2013 the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, from market estimates, as shown below.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15. Payables to venture partners--Continued

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
2013	8,804	110,513	8,804	161,373
2014	108,741	108,741	145,852	142,713
2015	6,081	6,081	11,179	11,179
2016	3,573	3,573	6,388	6,388
2017 onwards	1,140	1,140	2,053	2,053
Operations for sale	-	-	(44,529)	-
Total	128,339	230,048	129,747	323,706

(a)   At a meeting of the venture partners held on February 2, 2012, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units. As of September 30, 2013, the SCP has a capital of R$113,084 (composed of 13,084,000 Class A units held by the Company and 100,000,000 Class B units held by other unit holders). On April 1, 2013,it was resolved the redemption of 26,666,666 redeemable Class B preferred shares issued by Alphaville 08 Empreendimentos Imobiliários S.A., which caused shareholders to receive R$26,666. On the same date, dividends arising from the preferred shares were paid to their holders.

(b)   In the period ended September 30, 2013, dividends were paid to the holders of preferred shares through Alphaville Ribeirão Preto Empreendimentos Imobiliários and Gafisa SPE 89 Empreendimentos Imobiliários in the amounts of R$10,800 and R$6,700, respectively.

As of September 30, 2013, the balance composition of subsidiary AUSA, related to operations for sale, is as follows:

09/30/2013

Payables to venture partners (a)	28,399
Usufruct of shares (b)	16,130
44,529

Current portion	35,703
Non-current portion	8,826

	09/30/2013
	Carrying value	Contractual cash flow
2013	-	-
2014	35,703	40,189
2015	5,098	6,700
2016	2,815	3,700
2017 onwards	913	1,200
Total	44,529	51,789

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 15 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Other payables

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Acquisition of interests	5,102	2,286	24,861	21,679
Provision for penalties for delay in construction works	4,912	8,883	34,832	36,249
Cancelled contract payable	8,408	2,363	60,418	57,458
FIDC payable (a)	-	-	-	9,592
Warranty provision	24,099	28,345	73,310	73,934
Deferred sales taxes (PIS and COFINS)	5,266	21,772	16,806	31,712
Provision for net capital deficiency (Note 9)	34,795	35,570	17,384	19,239
Other liabilities	16,820	13,781	53,324	35,192
Other obligations of operations for sale	-	-	(57,026)	-
	99,402	113,000	223,909	285,055

Current portion	80,834	90,953	184,390	196,346
Non-current portion	18,568	22,047	39,519	88,709

(a)   Refers to the operation of assignment of receivables portfolio. On May 7, the Company entered into an agreement with the shareholders of Gafisa FIDC for the assignment of the totality of subordinated shares it owned in the Fund. As provided in the agreement, the Company received R$5,008 in cash and R$2,911 in real estate receivables previously assigned to Gafisa FIDC.

17. Provision for legal claims and commitments

In the period ended September 30, 2013, the changes in the provision are summarized as follows:

Company	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2012	109,585	372	18,410	128,367
Addition to and reversal of provision (Note 24)	9,996	(117)	22,901	32,780
Payment	(10,975)	-	(13,151)	(24,126)
Balance at September 30, 2013	108,606	255	28,160	137,021

Current portion	35,834	255	28,160	64,249
Non-current portion	72,772	-	-	72,772

Consolidated	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2012	138,615	14,670	55,075	208,360
Addition to and reversal of provision (Note 24)	12,672	(12,416)	36,237	36,493
Payment	(19,711)	(58)	(21,158)	(40,927)
Operation for sale	(3,098)	(506)	(976)	(4,580)
Balance at September 30, 2013	128,478	1,690	69,178	199,346

Current portion	35,834	255	28,160	64,249
Non-current portion	92,644	1,435	41,018	135,097

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provision for legal claims and commitments—Continued

(i)  Lawsuits in which likelihood of loss is rated as possible

In addition, as of September 30, 2013, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. For purposes of improving the presentation and comparability of legal claims, the Company reviewed the criteria for estimating possible claims, according to the history of probable processes and the specific analysis of main claims. According to this criteria, the likelihood of loss rated as possible amounted to R$539,111 (R$228,548 as of December 31, 2012), based on average past outcomes adjusted to current estimates, for which the Company’s Management also believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts, review of the involved amounts, and civil claims involving a discussion on the building of the venture.

		Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
		(restated)		(restated)
Civil claims	230,374	42,890	487,070	111,663
Tax claims	41,269	46,241	70,846	54,675
Labor claims	31,175	33,120	63,855	62,210
Operations for sale	-	-	(82,660)	-
	302,818	122,251	539,111	228,548

As of September 30, 2013, the Company and its subsidiaries have deposited in court the amount of R$112,566 (R$101,456 as of December 31, 2012) in the Company’s statements and R$151,075 (R$130,371 as of December 31, 2012) in the consolidated statement (Note 7) in connection with the legal claims of the Company.

(ii)      Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(a)    The Company has contracts for the rental of 27 properties where its facilities are located, the monthly cost amounting to R$1,825 adjusted by the IGP-M/FGV variation. The rental term ranges from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(b)    As of September 30, 2013, the Company, through its subsidiaries, has long-term obligations in the amount of R$13,623 (R$163 as of December 31, 2012), related to the supply of the raw material used in the development of its real estate ventures.

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Payables for purchase of properties and advances from customers

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Payables for purchase of properties	144,848	108,039	282,810	256,263
Adjustment to present value	(867)	(923)	(459)	(2,010)
Advances from customers	-	-	-	-
Development and sales (Note 30)	42,942	22,895	115,493	132,789
Barter transaction – Land	175,715	150,396	214,293	187,041
Operations for sale	-	-	(58,885)	-
	362,638	280,407	553,252	574,083

Current portion	305,656	246,218	445,257	503,889
Non-current portion	56,982	34,189	107,995	70,194

19. Equity

19.1.  Capital

As of September 30, 2013, the Company's authorized and paid-in capital amounts to R$2,740,660 (R$2,735,794 as of December 31, 2012), represented by 435,380,407 (433,229,779 as of December 31, 2012) registered common shares, without par value, of which 10,599,486 (599,486 as of December 31,  2012) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

In the year ended December 31, 2012, there was no change in common shares held in treasury. According to Note 9, in the period ended September 30, 2013, 10,000,000 treasury shares were purchased in stock exchange on the program for repurchase of shares of the Company by the subsidiary Tenda.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.1.  Capital --Continued

Treasury shares – 09/30/2013
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,146	1,731
02/18/2013	1,000,000	4.3316	0.23%	3,580	4,336
04/05/2013	121,000	3.9689	0.03%	433	481
04/16/2013	1,660,000	4.0512	0.38%	5,943	6,732
04/17/2013	500,000	3.8376	0.11%	1,790	1,921
04/18/2013	719,000	3.9114	0.17%	2,574	2,815
04/22/2013	2,000,000	4.0352	0.46%	7,160	8,079
06/07/2013	4,000,000	3.8972	0.92%	14,320	15,606
	10,599,486	3.9302	0.37%	37,946	41,701

(*)   Market value calculated based on the closing share price at September 30, 2013 (R$3.58), not considering the effect of occasional volatilities.

Treasury shares - 12/31/2012
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,824	1,731

 (*)  Market value calculated based on the closing share price at December 31, 2013 (R$4.71), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of claims.

During the period ended September 30, 2013, a capital increase amounting to R$4,866, with the issuance of 2,150,628 new common shares was approved.

The change in the number of shares outstanding is as follows:

Common shares – In thousands
Shares outstanding as of December 31, 2012	432,629
Exercise of stock option	2,151
Repurchase of treasury shares	(10,000)
Shares outstanding as of September 30, 2013	424,780
Treasury shares	10,600
Paid-in shares as of September 30, 2013	435,380

Weighted average shares outstanding	427,757

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the periods ended September 30, 2013 and 2012, are as follows:

	09/30/2013	09/30/2012
		(restated)
Gafisa	13,611	14,363
Tenda	104	433
	13,715	14,796

Alphaville	11,554	8,407
	25,269	23,203

 (i)   Gafisa

During the period ended September 30, 2013, the Company granted 5,383,627 options in connection with its stock option plans comprising common shares.

The fair value of the new granted options totaled R$11,048, which was set based on the following assumptions:

	09/30/2013
Pricing model	Binomial	MonteCarlo
Exercise price of options (R$)	R$4.05	R$4.08 and R$0.01
Weighted average price of options (R$)	R$4.05	R$1.11
Expected volatility (%) – (*)	40%	40%
Expected option life (years)	12.43 years	2.45 years
Dividend income (%)	1.90%	1.90%
Risk-free interest rate (%)	7.23%	7.23%

(*)The volatility was determined based on regression analyses of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

Changes in the stock options outstanding in the period ended September 30, 2013 and December 31, 2012, including the respective weighted average prices, are as follows:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.2.  Stock option plan--Continued

	2013		2012
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (R$)
Options outstanding at the beginning of the period	9,742,400	1.32	16,634,974	9.81
Options granted	5,383,627	1.86	7,639,048	1.66
Options exercised (i)	(2,150,628)	2.26	(530,220)	3.09
Options substituted	-	-	(9,264,253)	8.28
Options expired	-	-	(579,774)	8.49
Options forfeited	(381,013)	0.64	(4,157,375)	7.58

Options outstanding at the end of the period	12,594,386	1.40	9,742,400	1.32

Exercisable options at the end of the period	-	-	-	-

(i)    In the period ended September 30, 2013, the amount received for the exercised options was R$4,866 (R$1,637 in the year ended December 31, 2012)..

The options outstanding and exercisable as of September 30, 2013 are as follows:

Options outstanding			Options exercisable
Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

12,594,386	4.8	1.40	-	-

 (ii)  Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to the parent company Gafisa, responsible for share issuance. As of September 30, 2013, the amount of R$14,888, related to the provision for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

In the period ended September 30, 2013 and in the year ended December 31, 2012, the Company did not grant options in connection with its stock option plans comprising common shares.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.2.  Stock option plan -- Continued

 (iii) AUSA

Changes in the stock options outstanding in the period ended September 30, 2013 and in the year ended December 31, 2012, including the respective weighted average exercise prices, are as follows:

	09/30/2013
	Number of options	Weighted average exercise price (R$)
Options outstanding at the beginning of the period	2,667,888	3.92
Options exercised	(1,060,359)	3.86
Options expired	(93,060)	3.98
Options outstanding at the end of the period	1,514,469	3.97

As of September 30, 2013, the stock options outstanding and exercisable are as follows:

Options outstanding			Options exercisable
Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

1,514,469	7.5	3.97	829,439	3.97

AUSA recorded stock option expenses amounting to R$11,554. Of this amount, R$10,931 refer to the adjustment of the balance paid to beneficiaries in the repurchase by AUSA of options exercised by the grantees under the Phantom Stocks model, in the amount of R$17,782, in the period ended September 30, 2013.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 19 to the financial statements as of December 31, 2012.

19.3.  Goodwill reserve

In view of the acquisition of the remaining shares of AUSA, mentioned in Note 1, a goodwill was recorded in the amount of R$252,449. For purposes of fulfilling the provisions of paragraph 64 of ICPC09 (R1) – Individual Financial Statements, Separate Statements, Consolidated Statements and Adoption of the Equity Method, regarding transactions with noncontrolling interests, as of September 30, 2013, this goodwill is recorded in an offset account of the consolidated equity of the Company.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the periods ended September 30, 2013 and 2012 is as follows:

	Consolidated
	09/30/2013	09/30/2012
		(restated)
Loss before income and social contribution taxes, and statutory interest and profit of discontinued operation	(4,248)	33,432
Income tax calculated at the applicable rate - 34%	1,444	(11,367)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	(16,278)	67,656
Tax losses (tax loss carryforwards used)	(3,235)	(3,883)
Equity pick-up	1,983	21,619
Stock option plan	(4,663)	(5,031)
Effect of the profit of discontinued operations	43,438	45,228
Other permanent differences	(31,147)	(20,467)
Charges on payables to venture partners	2,061	(796)
Tax benefits not recognized	(14,051)	(118,354)
	(20,448)	(25,395)
Effective rate of income and social contribution taxes
Tax expenses - current	(13,657)	(16,874)
Tax income/expenses - deferred	(6,791)	(8,521)

 (ii)  Deferred income and social contribution taxes

As of September 30, 2013 and December 31, 2012, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Assets				(restated)
Provision for legal claims	46,587	43,645	67,777	70,842
Temporary differences – PIS and COFINS deferred	8,481	7,477	15,114	18,682
Provisions for realization of non-financial assets	2,057	1,888	19,003	15,902
Temporary differences – CPC adjustment	20,673	22,370	30,774	36,668
Other provisions	34,381	42,481	81,541	109,962
Income and social contribution tax loss carryforwards	139,582	119,478	344,396	327,035
Tax credits from downstream acquisition	13,420	11,799	13,420	11,799
Differences between income taxed on cash basis and recorded on an accrual basis	-	4,132	-	11,656
Tax benefits not recognized	(210,167)	(222,279)	(506,372)	(527,398)
	55,014	30,991	65,653	75,148

Liabilities
Negative goodwill	(91,323)	(91,323)	(91,323)	(96,347)
Temporary differences –CPC adjustment	(791)	(3,594)	(207)	(3,594)
Differences between income taxed on cash basis and recorded on an accrual basis	(26,826)	-	(56,516)	(55,582)
	(118,940)	(94,917)	(148,046)	(155,523)

Total net	(63,926)	(63,926)	(82,393)	(80,375)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes--Continued

The Company has income and social contribution tax loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

	Company
	09/30/2013			12/31/2012
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
Balance of income and social contribution tax loss carryforwards	410,535	410,535		351,406	351,406	-
Deferred tax asset (25%/9%)	102,634	36,948	139,582	87,852	31,627	119,479
Recognized deferred tax asset	20,145	7,252	27,397	20,145	7,252	27,397
Unrecognized deferred tax asset	82,489	29,696	112,185	67,707	24,375	92,082
	Consolidated
	09/30/2013			12/31/2012
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
				(restated)
Balance of income and social contribution tax loss carryforwards	1,012,928	1,012,928		961,866	961,866	-
Deferred tax asset (25%/9%)	253,232	91,164	344,396	240,467	86,568	327,035
Recognized deferred tax asset	20,145	7,252	27,397	22,647	8,153	30,800
Unrecognized deferred tax asset	233,087	83,912	316,999	217,820	78,415	296,235

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 20 to the financial statements as of December 31, 2012.

21. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments--Continued

 (i)   Risk considerations

a)    Credit risk

There was no change in relation to the credit risks disclosed in Note 21(i)(a) to the financial statements as of December 31, 2012.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate the risk of its exposure to index and interest volatility recognized at their fair value in profit (loss) for the period. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments for purposes other than hedging.

As of September 30, 2013, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from September 2013 to June 2017. The derivative contracts are as follows:

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original index	Swap	Beginning	End	09/30/2013	12/31/2012
								(restated)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	09/28/2012	03/28/2013	-	2,198
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	03/28/2013	09/30/2013	-	1,938
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	09/30/2013	03/28/2014	784	1,641
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	03/28/2014	09/30/2014	522	1,123
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	09/30/2014	03/30/2015	340	923
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	03/30/2015	09/30/2015	(248)	332
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	09/30/2015	03/31/2016	(73)	414
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	03/31/2016	09/30/2016	(134)	94
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	09/30/2016	03/30/2017	187	436
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	12/20/2012	06/20/2013	-	2,722
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	06/20/2013	12/20/2013	1,644	2,366
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	06/20/2014	1,032	2,096
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	06/20/2014	12/22/2014	154	865
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	06/22/2015	25	907
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	06/22/2015	12/21/2015	(185)	492
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	06/20/2016	(6)	584
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	06/20/2016	12/20/2016	(97)	170
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	06/20/2017	106	366
Operations for sale							(1,378)	-
							2,673	19,667

					Current		2,830	9,224
					Non-current		(157)	10,443

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments--Continued

(i)  Risk considerations --Continued

During the period ended September 30, 2013, the amount of R$(5,273) (R$6,383 in 2012) in the Company’s statements and R$(11,187) (R$5,678 in 2012) in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income (expense)” line in the statement of operations for the period, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 25).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts realized upon the financial settlement of transactions.

c)    Interest rate risk

There was no change in relation to the interest rate risks disclosed in Note 21(i)(c) to the financial statements as of December 31, 2012.

d)    Liquidity risk

There was no change in relation to the liquidity risks disclosed in Note 21(i)(d) to the financial statements as of December 31, 2012.

The maturities of the financial instruments such as loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Period ended September 30, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	421,478	842,606	3,829	-	1,267,913
Debentures (Note 13)	228,417	726,411	100,000	-	1,054,828
Payables to venture partners (Note 15)	113,896	14,443	-	-	128,339
Suppliers	56,745	-	-	-	56,745
	820,536	1,583,460	103,829	-	2,507,825

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments--Continued

(i)    Risk considerations--Continued

d)    Liquidity risk--Continued

	Company
Year ended December 31, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	356,781	697,347	121,626	-	1,175,754
Debentures (Note 13)	184,279	629,358	360,262	-	1,173,899
Payables to venture partners (Note 15)	110,513	114,822	4,713	-	230,048
Suppliers	44,484	-	-	-	44,484
	696,057	1,441,527	486,601	-	2,624,185

		Consolidated
Period ended September 30, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Operations for sale	Total
Loans and financing (Note 12)	696,867	1,269,976	4,121	-	(260,342)	1,710,622
Debentures (Note 13)	424,212	1,275,120	100,000	-	-	1,799,332
Payables to venture partners (Note 15)	151,007	23,269	-	-	(44,529)	129,747
Suppliers	151,290	-	-	-	(52,326)	98,964
	1,423,376	2,568,365	104,121	-	(357,197)	3,738,665

	Consolidated
Year ended December 31, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
					(restated)
Loans and financing (Note 12)	613,973	1,098,920	191,641	-	1,904,534
Debentures (Note 13)	346,360	1,029,281	356,642	3,620	1,735,903
Payables to venture partners (Note 15)	161,373	153,892	8,441	-	323,706
Suppliers	154,763	-	-	-	154,763
	1,276,469	2,282,093	556,724	3,620	4,118,906

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2012 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented as of September 30, 2013 and December 31, 2012, is as follows:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments--Continued

(i)    Risk considerations--Continued

d)    Liquidity risk--Continued

Fair value classification--Continued

	Company			Consolidated
	Fair value classification
As of September 30, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	45,182	-	-	116,755	-
(-) Operations for sale					(29,650)
Short-term investments (Note 4.2)	-	177,797	-	-	569,206	-
(-) Operations for sale	-	-	-	-	(62,225)	-
Derivative financial instruments (Note 21.i.b)	-	2,673	-	-	4,051	-
(-) Operations for sale	-	-	-	-	(1,378)
Accounts receivable (Note 5)	-	1,145,910	-	-	3,197,309	-
(-) Operations for sale	-	-	-	-	(822,435)	-

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
					(restated)
Financial assets
Cash equivalents (Note 4.1)	-	65,290	-	-	368,503	-
Short-term investments (Note 4.2)	-	307,704	-	-	979,799	-
Derivative financial instruments (Note 21.i.b)	-	10,568	-	-	19,667	-
Accounts receivable (Note 5)	-	1,064,016	-	-	3,313,944	-

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of September 30, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,273,666	-	-	1,984,023	-
(-) Operations for sale	-	-	-	-	(268,164)	-
Debentures (Note 21.ii.a)	-	1,055,965	-	-	1,799,293	-
Payables to venture partners (Note 21.ii.a)	-	128,021	-	-	176,937	-
(-) Operations for sale	-	-	-	-	(47,442)
Suppliers	-	56,745	-	-	98,964	-

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments—Continued

(i)    Risk considerations--Continued

d)    Liquidity risk--Continued

Fair value classification--Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
					(restated)
Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,364,107	-	-	1,959,621	-
Debentures (Note 21.ii.a)	-	1,224,468	-	-	1,799,105	-
Payables to venture partners (Note 21.ii.a)	-	236,299	-	-	353,970	-
Suppliers	-	44,484	-	-	154,763	-

       In the period ended September 30, 2013 and year ended December 31, 2012, there were not any transfers between the Levels 1 and 2 fair value valuation, nor transfers between Levels 3 and 2 fair value valuation.

       There was no change in relation to the other information disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2012.

(ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2012 in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The main consolidated carrying amounts and fair values of financial assets and liabilities at September 30, 2013 and December 31, 2012 are as follows:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments—Continued

(ii)   Fair value of financial instruments-- Continued

a)        Fair value measurement--Continued

	Company
	09/30/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	83,833	83,833	95,836	95,836
Short-term investments (Note 4.2)	177,797	177,797	307,704	307,704
Derivative financial instruments (Note 21.i.b)	2,673	2,673	10,568	10,568
Trade accounts receivable (Note 5)	1,145,910	1,145,910	1,064,016	1,064,016

Financial liabilities
Loans and financing (Note 12)	1,267,913	1,273,666	1,175,754	1,364,107
Debentures (Note 13)	1,054,828	1,055,965	1,173,899	1,224,468
Payables to venture partners (Note 15)	128,339	128,021	230,048	236,299
Suppliers	56,745	56,745	44,484	44,484

	Consolidated
	09/30/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value
			(restated)
Financial assets
Cash and cash equivalents (Note 4.1)	274,625	274,625	587,956	587,956
Short-term investments (Note 4.2)	506,981	506,981	979,799	979,799
Derivative financial instruments (Note 21(i)(b))	2,673	2,673	19,667	19,667
Trade accounts receivable (Note 5)	2,374,874	2,374,874	3,313,944	3,313,944

Financial liabilities
Loans and financing (Note 12)	1,710,622	1,715,859	1,904,534	1,959,621
Debentures (Note 13)	1,799,332	1,799,293	1,735,903	1,799,105
Payables to venture partners (Note 15)	129,747	129,495	323,706	353,970
Suppliers	98,964	98,964	154,763	154,763

a)     Risk of debt acceleration

There was no change in relation to the risks of debt acceleration disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2012.

b)     Market risk

There was no change in relation to the market risks disclosed in Note 21(ii)(b) to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments—Continued

(iii)   Capital stock management

The explanation related to this note was not subject to significant changes in relation to those reported in Note 21 (iii) to the financial statements as of December 31, 2012.

The Company considers the following in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments:

	Company		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Loans and financing (Note 12)	1,267,913	1,175,754	1,710,622	1,904,534
Debentures (Note 13)	1,054,828	1,173,899	1,799,332	1,735,903
Obligations assumed on the assignment of receivables (Note 14)	74,502	132,783	113,426	290,299
Payables to venture partners (Note 15)	128,339	230,048	129,747	323,706
( - ) Cash and cash equivalents and short-term investments (Note 4.1 e 4.2)	(261,630)	(403,540)	(781,606)	(1,567,755)
Net debt	2,263,952	2,308,944	2,971,521	2,686,687
Equity	2,469,277	2,544,504	2,267,662	2,694,888
Equity and net debt	4,733,229	4,853,448	5,239,183	5,381,575

 (iv) Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments for a period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of September 30, 2013 and December 31, 2012, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures and payables to venture partners linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI, IPCA and TR;

c)  Trade accounts receivable linked to the National Civil Construction Index (INCC).

d)  Trade accounts receivable  and payables to venture partners linked to the General Market Prices Index (IGP-M)

To the sensitivity analysis of the interest rates of investments, loans and trade accounts receivable, the Company considered the CDI rate at 8.72%, the TR at 0.10%, the INCC rate at 8.09%, the IGP-M at 4.40% and the National Consumer Price Index – Extended (IPCA) at 5.86%.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments--Continued

(iv)  Sensitivity analysis--Continued

The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

As of September 30, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	17,067	8,534	(8,534)	(17,067)
Loans and financing	Increase/decrease of CDI	(31,897)	(15,949)	15,949	31,897
Debentures	Increase/decrease of CDI	(27,882)	(13,941)	13,941	27,882
Payables to venture partners	Increase/decrease of CDI	(4,067)	(2,033)	2,033	4,067
Derivative financial instruments	Increase/decrease of CDI	(17,494)	(9,125)	9,981	20,931

Net effect of CDI variation		(64,273)	(32,514)	33,370	67,710

Loans and financing	Increase/decrease of TR	(390)	(195)	195	390
Debentures	Increase/decrease of TR	(562)	(281)	281	562

Net effect of TR variation		(952)	(476)	476	952

Debentures	Increase/decrease of IPCA	(410)	(205)	205	410

Net effect of IPCA variation		(410)	(205)	205	410

Accounts receivable	Increase/decrease of INCC	88,832	44,416	(44,416)	(88,832)
Properties for sale	Increase/decrease of INCC	61,424	30,712	(30,712)	(61,424)

Net effect of INCC variation		150,256	75,128	(75,128)	(150,256)

Accounts receivable	Increase/decrease of IGP-M	17,123	8,561	(8,561)	(17,123)
Payables to venture partners	Increase/decrease of IGP-M	(598)	(299)	299	598

Net effect of IGP-M variation		16,525	8,262	(8,262)	(16,525)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments--Continued

(iv)  Sensitivity analysis--Continued

As of December 31, 2012:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%
		(restated)
Short-term investments	Increase/decrease of CDI	34,325	17,163	(17,163)	(34,325)
Loans and financing	Increase/decrease of CDI	(36,373)	(18,186)	18,186	36,373
Debentures	Increase/decrease of CDI	(18,158)	(9,079)	9,079	18,158
Payables to venture partners	Increase/decrease of CDI	(6,700)	(3,350)	3,350	6,700
Derivative financial instruments	Increase/decrease of CDI	(24,394)	(11,607)	16,898	32,823

Net effect of CDI variation		(51,300)	(25,059)	30,350	59,729

Loans and financing	Increase/decrease of TR	-	-	-	-
Debentures	Increase/decrease of TR	-	-	-	-

Net effect of TR variation		-	-	-	-

Debentures	Increase/decrease of IPCA	(370)	(185)	185	370

Net effect of IPCA variation		(370)	(185)	185	370

Accounts receivable	Increase/decrease of INCC	87,466	43,733	(43,733)	(87,466)
Properties for sale	Increase/decrease of INCC	67,826	33,913	(33,913)	(67,826)

Net effect of INCC variation		155,292	77,646	(77,646)	(155,292)

Accounts receivable	Increase/decrease of IGP-M	24,705	12,353	(12,353)	(24,705)
Payables to venture partners	Increase/decrease of IGP-M	(2,181)	(1,090)	1,090	2,181

Net effect of IGP-M variation		22,524	11,263	(11,263)	(22,524)

Embedded derivatives

The explanation related to this note was not subject to significant changes in relation to those reported in Note 21 (iv) to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties

22.1.  Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	09/30/2013	12/31/2012	09/30/2013	12/31/2012
				(restated)
Assets
Current account:
Total SPEs	35,581	39,726	129,739	82,351
Condominium and consortia and third-party’s works	1,348	73,559	1,348	73,559
Loan receivable	90, 743	80,327	127,780	115,089
Dividends receivable	38,459	43,209	-	-
Operations for sale	-	-	(47,851)	-
	166,131	236,821	211,016	270,999

Current	75,388	156,494	83,236	155,910
Non-current	90,743	80,327	127,780	115,089

Liabilities
Current account:
Condominium and consortia	-	-	-	-
Purchase/sale of interests	(38,823)	(36,172)	(38,823)	(36,172)
Total SPEs and Tenda	(580,945)	(437,042)	(87,282)	(93,082)
Operations for sale	-	-	31,232	-
	(619,768)	(473,214)	(94,873)	(129,254)

Current portion	(619,768)	(473,214)	(94,873)	(129,254)

The composition, nature and condition of loan receivable by the Company is shown below:

	Company
	09/30/2013	12/31/2012	Nature	Interest rate

Laguna Di Mare - Tembok Planej. E Desenv. Im. Ltda.	3,216	7,108	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,827	15,330	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,834	2,605	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	996	884	Construction	12% p.a. + IGPM
Gafisa SPE 73 Emp. Imobiliários Ltda.	5,663	4,992	Construction	12% p.a. + IGPM
Gafisa SPE 76 Emp. Imobiliários Ltda.	-	13	Construction	4% p.a. + CDI
Gafisa SPE 71 Emp. Imobiliários Ltda.	3,738	3,435	Construction	3% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	402	344	Construction	12% p.a. + IGPM
Manhattan Residencial I	55,212	44,708	Construction	10% p.a. + TR
Manhattan Comercial I	14	14	Construction	10% p.a. + TR
Manhattan Residencial II	134	124	Construction	10% p.a. + TR
Manhattan Comercial II	64	59	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	2,643	711	Construction	12% p.a. + IGPM
Total Company	90,743	80,327

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties--Continued

22.1.  Balances with related parties--Continued

	Consolidated
	09/30/2013	12/31/2012	Nature	Interest rate
		(restated)
Laguna Di Mare - Tembok Planej. E Desenv. Im. Ltda.	3,216	7,108	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,827	15,330	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,834	2,605	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	996	884	Construction	12% p.a. + IGPM
Gafisa SPE 73 Emp. Imobiliários Ltda.	5,663	4,992	Construction	12% p.a. + IGPM
Gafisa SPE 76 Emp. Imobiliários Ltda.	-	13	Construction	4% p.a. + CDI
Gafisa SPE 71 Emp. Imobiliários Ltda.	3,738	3,435	Construction	3% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	402	344	Construction	12% p.a. + IGPM
Manhattan Residencial I	55,212	44,708	Construction	10% p.a. + TR
Manhattan Comercial I	64	14	Construction	10% p.a. + TR
Manhattan Residencial II	134	124	Construction	10% p.a. + TR
Manhattan Comercial II	14	59	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	2,643	711	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	17,754	17,191	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	6,931	6,354	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,003	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,473	3,224	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	4,122	3,264	Construction	12% p.a. + IGPM
Other	754	752	Construction	Several
Total Consolidated	127,780	115,089

In the period ended September 30, 2013, the recognized financial income from interest on loans amounted to R$6,643 (R$2,333 in 2012) in the Company’s statement, and R$8,094 (R$3,034 in 2012) in the consolidated statement (Note 25).

Information regarding stock option plan transactions and management compensation are described in Notes 19.2 and 26, respectively.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 22 to the financial statements as of December 31, 2012.

22.2.  Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provides guarantees for its partners in the amount of R$1,997,263 as of September 30, 2013 (R$1,991,658 as of December 31, 2012 (restated)).

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23. Net operating revenue

	Company		Consolidated
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
				(restated)
Gross operating revenue
Real estate development, sale and barter transactions	982,773	1,041,778	2,477,468	2,773,049
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	3,798	(3,754)	90,055	183,671
Taxes on sale of real estate and services	(88,021)	(95,465)	(187,965)	(214,527)
(-) Operations for sale	-	-	(603,097)	(504,857)
Net operating revenue	898,550	942,559	1,776,461	2,237,336

24. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Cost of real estate development and sale:				(restated)
Construction cost	(374,856)	(453,561)	(1,143,938)	(1,264,132)
Land cost	(120,671)	(180,296)	(213,984)	(339,428)
Development cost	(33,317)	(30,318)	(118,643)	(96,286)
Capitalized financial charges (Note 12)	(58,697)	(58,985)	(117,444)	(132,716)
Maintenance / warranty	(9,172)	(16,921)	(27,698)	(34,423)
Provision for cancelled contracts (Note 5)	-	-	(88,122)	(165,919)
(-) Costs of operations for sale	-	-	328,814	232,392
	(596,713)	(740,081)	(1,381,015)	(1,800,512)

Commercial expenses:
Product marketing expenses	(37,075)	(33,238)	(90,861)	(86,291)
Brokerage and sale commission	(35,554)	(31,874)	(87,134)	(82,752)
Corporate marketing expenses	(5,163)	(4,628)	(12,652)	(12,016)
Customer Relationship Management expenses	(4,693)	(4,207)	(11,502)	(10,923)
Other	(2,816)	(2,525)	(6,900)	(6,553)
(-)Operations for sale	-	-	47,257	37,788
	(85,301)	(76,472)	(161,792)	(160,747)

General and administrative expenses:
Salaries and payroll charges	(39,165)	(32,577)	(102,201)	(103,893)
Employee benefits	(3,246)	(1,887)	(8,845)	(8,601)
Travel and utilities	(2,190)	(1,809)	(7,158)	(8,245)
Services	(11,007)	(16,140)	(30,951)	(32,792)
Rents and condominium fees	(4,798)	(3,777)	(10,415)	(9,721)
IT	(4,859)	(4,189)	(14,361)	(9,498)
Organizational development	(751)	(1,482)	(2,857)	(3,253)
Stock option plan (Note 19.2)	(13,611)	(14,363)	(25,269)	(23,203)
Reserve for profit sharing (Note 26.iii)	(14,699)	(19,500)	(26,236)	(42,906)
Other	3,738	(2,450)	(5,737)	(10,462)
(-)Operations for sale	-	-	76,271	72,739
	(90,588)	(98,174)	(157,759)	(179,835)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(32,780)	(37,250)	(36,493)	(67,050)
Equity pick-up in unincorporated venture (“SCP”)	(8,539)	36,201	-	30
Other	2,594	(3,796)	6,665	(1,339)
(-) Operations for sale			(14,020)
	(38,725)	(4,845)	(43,848)	(68,359)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Financial income (expense)

	Company		Consolidated
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Financial income				(restated)
Income from financial investments	15,442	9,526	44,837	29,918
Financial income on loans (Note 22)	6,643	2,333	8,094	3,034
Interest income	699	883	2,214	1,603
Other financial income	497	1,014	8,308	13,920
(-) Financial income from operations for sale	-	-	(10,767)	(8,628)
	23,281	13,756	52,686	39,847
Financial expenses
Interest on funding, net of capitalization (Note 12)	(112,473)	(122,389)	(139,739)	(124,892)
Amortization of debenture cost	(2,623)	(2,590)	(3,550)	(2,741)
Payables to venture partners	-	-	(12,399)	(18,116)
Banking expenses	(6,185)	(2,095)	(10,760)	(7,869)
Derivative transactions (Note 21 (i) (b))	(5,273)	6,383	(11,187)	5,678
Discount in securitization transaction	(4,681)	(13,591)	(12,231)	(21,145)
Offered discount and other financial expenses	(11,047)	(13,978)	(25,746)	(45,121)
(-) Financial expenses from operations for sale	-	-	31,613	28,781
	(142,282)	(148,260)	(183,999)	(185,425)

26. Transaction with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” for the period ended September 30, 2013 and 2012, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended September 30, 2013	Board of directors	Statutory board	Fiscal council

Number of members	9	8	3
Annual fixed compensation (in R$)	1,420	3,791	120
Salary / Fees	1,389	3,510	120
Direct and indirect benefits	31	218	-
Monthly compensation (in R$)	158	421	13
Total compensation	1,420	3,791	120
Profit sharing	-	6,469	-

	Management compensation
Period ended September 30, 2012	Board of directors	Statutory board	Fiscal council

Number of members	9	7,56	3
Annual fixed compensation (in R$)	1,312	3,522	104
Salary / Fees	1,309	3,320	104
Direct and indirect benefits	3	202	-
Monthly compensation (in R$)	146	391	11
Total compensation	1,312	3,522	-
Profit sharing	-	7,350	-

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

26. Transactions with management and employees--Continued

The amounts shown above consider the Statutory Board, comprising the trademarks Gafisa, Tenda e Alphaville.

The maximum aggregate compensation of the Company’s management and Fiscal Council for the year 2013, was established at R$18,586, as approved at the Annual Shareholders’ Meeting held on April 19, 2013.

(ii)   Sales

In the period ended September 30, 2013, the total sales of units sold in 2013 to the Management is R$5,103 (zero in the period ended September 30, 2012 (restated)) and the total receivables is R$7,285 (R$5,471 as of December 31, 2012).

(iii)   Profit sharing

As of September 30, 2013, the Company recorded an expense for profit sharing amounting to R$14,699 in the Company’s statement (R$19,500 in 2012) and R$26,236 in the consolidated statement (R$42,906 in 2012) under the heading “General and Administrative Expenses” (Note 24), which are broken down as follows.

Consolidated	09/30/2013	09/30/2012

Statutory board	6,469	7,350
Other collaborators	19,767	35,556
	26,236	42,906
(-) Operations for sale	-	(12,156)
	26,236	30,750

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. After the end of the year, an assessment of the achievement of these targets is carried out, as well as of the collaborators, and the payment shall be made in April 2014.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27. Insurance

For the period ended September 30, 2013, insurance contracts were not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2012.

28. Loss per share

The following table shows the calculation of basic and diluted loss per share. In view of the losses for the periods, shares with dilutive potential are not considered, because the impact would be antidilutive.

	09/30/2013	09/30/2012
Basic and diluted numerator
Undistributed loss	(53,839)	(25,628)
Undistributed loss, available for the holders of common shares	(53,839)	(25,628)

Basic and diluted denominator (in thousands of shares)
Weighted average number of shares	427,757	432,197

Basic and diluted loss per share in Reais	(0.1259)	(0.0593)

Basic and diluted loss per share in Reais of continued operations	(0.3564)	(0.2892)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Segment information

The quarterly information of the business segments of the Company is as follows:

				(-) Operations	Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	for sale	09/30/2013
Net operating revenue	1,173,898	602,563	603,097	(603,097)	1,776,461
Operating cost	(796,126)	(584,889)	(328,814)	328,814	(1,381,015)

Gross profit	377,772	17,674	274,283	(274,283)	395,446

Selling expenses	(101,165)	(60,627)	(47,257)	47,257	(161,792)
General and administrative expenses	(91,493)	(66,266)	(76,271)	76,271	(157,759)
Depreciation and amortization	(30,328)	(8,245)	(2,371)	2,371	(38,573)
Financial expenses	(156,835)	(27,164)	(31,613)	31,613	(183,999)
Financial income	27,060	25,626	10,767	(10,767)	52,686
Tax expenses	(8,773)	(11,675)	(17,981)	17,981	(20,448)

Profit (loss) for the period attributed to owners	(30,190)	(122,175)	98,526	-	(53,839)

Customers (short and long term)	1,690,197	714,503	822,435	(822,435)	2,404,700
Inventories (short and long term)	1,428,479	717,774	376,670	(376,670)	2,146,253
Other assets	437,881	1,792,716	219,023	1,199,105	3,648,725

Total assets	3,556,557	3,224,993	1,418,128	-	8,199,678

Total liabilities	3,680,529	1,505,341	746,146	-	5,932,016

					Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	(-) Operations for sale	09/30/2012
					(restated)
Net operating revenue	1,362,253	875,083	504,857	(504,857)	2,237,336
Operating cost	(1,046,864)	(753,648)	(232,392)	232,392	(1,800,512)

Gross profit	315,389	121,435	272,465	(272,465)	436,824

Selling expenses	(95,004)	(65,743)	(37,788)	37,788	(160,747)
General and administrative expenses	(98,173)	(81,662)	(72,739)	72,739	(179,835)
Depreciation and amortization	(33,563)	(11,919)	(1,621)	1,621	(45,482)
Financial expenses	(162,930)	(22,495)	(28,781)	28,781	(185,425)
Financial income	16,965	22,882	8,628	(8,628)	39,847
Tax expenses	(13,080)	(12,315)	(14,501)	14,501	(25,395)

Profit (loss) for the period attributed to owners	(64,395)	(61,871)	100,638	-	(25,628)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Segment information--Continued

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	12/31/2012
				(restated)
Customers (short and long term)	1,626,767	1,005,261	681,916	3,313,944
Inventories (short and long term)	936,631	966,376	272,697	2,175,704
Other assets	1,464,033	1,333,533	427,448	3,225,014

Total assets	4,027,431	3,305,170	1,382,061	8,714,662

Total liabilities	3,765,144	1,424,551	830,079	6,019,774

(i)    Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.

       The other explanation related to this note was  not subject to significant changes in relation to those reported in Note 29 to the financial statements as of December 31, 2012.

30. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction, continued operations, as of September 30, 2013:

30.1     The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from customers less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue (*)	5,320,822
Appropriated sales revenue (A) (**)	(3,424,766)
Unappropriated sales revenue (B) (*)	1,896,056

Completed ventures (C)	875,203

Cumulative receipts (D) (**)	(1,877,424)
Advances from customers
Appropriated revenue surplus (Note 18) (E)	115,493

Total trade accounts receivable from developments (Note 5) (-A+C+D+E)	2,528,037

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments—Continued

(*)Information other than accounting considered in the scope of independent auditors only to support the review related to the reasonableness of the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the period.

The information on unappropriated sales revenue and contracted sales revenue do not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to profit or loss.

The real estate development revenue from units sold and under construction of real estate development is appropriated to statement of operations over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue.

30.2     As of September 30, 2013, the total cost incurred and to be incurred in connection with units sold and in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction:

Incurred cost of units in inventory (Note 6)	834,979
Estimated cost to be incurred with units in inventory (*)	855,633
Total estimated cost incurred and to be incurred with units in inventory (a)(F)	1,690,612
Estimated cost of units sold (*) (G)	3,694,817
Incurred cost of units sold (H) (**)	(2,396,478)
Unappropriated estimated cost of units sold (*) (I)	1,298,340

Total cost incurred and to be incurred (F+G)	5,385,429

(a) The amount of R$300,126 refers to units of cancelled developments which contracts are not yet cancelled with the respective customers.

(*)Information other than accounting considered in the scope of independent auditors only to support the review related to the reasonableness of the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the period.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments--Continued

30.3     As of September 30, 2013, the estimated income to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	1,896,056
Unappropriated barter for land	83,424
1,979,481

Unappropriated cost of units sold (I)	(1,298,340)
Estimated profit	681,141

Information other than accounting considered in the scope of independent auditors only to support the review related to the reasonableness of the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

The estimated profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be incurred as at the extent they are realized.

30.4     As of September 30, 2013, the retained profit of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A) (**)	3,424,766
Appropriated barter for land (**)	98,031
3,522,796

Incurred cost of units sold (H) (**)	(2,396,478)
Profit (**)	1,126,319

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the period.

The above profit is gross of taxes and present value adjustment (AVP).

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments--Continued

30.5 The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of September 30, 2013.

09/30/2013		12/31/2012
		(restated)
Total assets included in the structures of equity segregation of the purchase (*)	8,191,788	8,705,392
Total consolidated assets	8,199,678	8,714,662
Percentage	99.90%	99.89%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31. Communication with regulatory bodies

On July 11, 2013, the Company received CVM/SEP/GEA-5 Letter No. 240/2013, which requested information on the criteria for measuring and recognizing revenues. The Company has already provided all the information requested by CVM .

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 31 to the financial statements as of December 31, 2012.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Subsequent events

(i)                 Regulatory Instruction No. 1,397 of the Federal Revenue of Brazil

On September 16, 2013, the Federal Revenue of Brazil (RFB) issued the Regulatory Instruction No. 1,397, which generally defines, for purposes of calculating the taxable profit and the social contribution on net income (CSLL) basis of companies under the Transitory Tax Regime (RTT), that the accounting methods and criteria effective as of December 31, 2007 should be considered, among other provisions.

On October 3, 2013, the representatives of the Brazilian Federal Accounting Council (CFC), the Brazilian Association of Publicly-Held Companies (ABRASCA), the Institute of Independent Auditors of Brazil and the Accounting Pronouncements Committee (CPC), after a discussion meeting on such Instruction with the Federal Revenue Secretariat, released a joint statement to disclose the information that there will be no double accounting nor taxation of dividends, interest on capital and equity pick-up by the difference between statutory and tax accounting criteria until December 2013, and that the RFB also informed that the issuance of the Provisory Measure regarding the taxed matter and the Instruction revision will be sped up to be effective only as of 2014.

Management is assessing the possible impacts arising from this subject.

(ii) Taking out loan of the Real Estate Finance System

On October 7, 2013, the Company took out a loan of the Real Estate Finance System (SFI), mortgaging select real estate for guarantee, to raise funds only for the housing projects of the Company, and concomitant settlement of credit operations that totaled R$300,000. The contracted instrument totals R$300,000 and the final maturity is July 26, 2017.

(iii)                         Fund held in trust by third parties

On  October 1, 2013, the Company paid the ninth interest installment and the third amortization installment related to the first placement of debentures of the subsidiary Tenda totaling R$97,336.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Comments on Company’s Business projections

OUTLOOK

Third-quarter launches totaled R$498.3 million, an 8.1% sequential increase as compared to 2Q13 and a 10.3% rise versus the 3Q12. For the 9M13 period, total launches were R$1.3 billion, a 13.4% decrease compared to the same period last year. This result was impacted by delays in receiving certain licenses and approvals for the Gafisa segment in the city of São Paulo and also for the Alphaville segment, resulting in some projects being moved to 4Q13.  Launch volume represents 42% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. The above mentioned movement will result in a concentration in launches in the 4Q13.

Table 42. Launch Guidance – (2013 Estimates)

	Guidance (2013E)	Actual Figures 9M13A	9M13A as % Guidance for 2013E
Consolidated Launches	R$2.7 – R$3.3 bi	1.3	42%
Breakdown by Brand
Gafisa Launches	R$1.15 – R$1.35bi	406.2	32%
Alphaville Launches	R$1.3 – R$1.5bi	610.4	44%
Tenda Launches	R$250 – R$450mn	250.4	72%

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched by Gafisa in non-core markets, expected to be substantially concluded in 2013.

Table 43. Guidance Adjusted EBITDA Margin – (2013 Estimates)

	Guidance (2013)	Actual Figures 9M13A	9M13A as % Guidance for 2013E
Consolidated Data	12% - 14%	9.2%	13.8%
EBITDA by Brand
EBITDA Gafisa		18.3%	-
EBITDA Alphaville		30.8%	-
EBITDA Tenda		-8.4%	-

The EBITDA margin presented in the guidance and for the 9M13 in this table is fro forma, and excludes the IFRS adjustments.

Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda segment and the remaining 27% by Alphaville. The Company expects to achieve full-year delivery guidance, in line with an anticipated increase in deliveries in the coming quarters.

Table 44. Other Relevant Indicators – Delivery Estimates (2013E)

	Guidance (2013E)	Actual Figures 9M13A	9M13A as % Guidance for 2013E
Consolidated Amounts	13,500 – 17,500	7,779	50%
Deliveries by Brand
# Gafisa Delivery	3,500 – 5,000	3,205	75%
# Alphaville Delivery	3,500 – 5,000	1,034	24%
# Tenda Delivery	6,500 – 7,500	3,540	51%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	9/30/2013

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14
Treasury shares – repurchase program	10,000,000	2.30
FUNCEF – Fundação dos Economiários Federais	23,835,800	5.47
Polo	30,472,246	7.00
Outstanding shares	370,472,875	85.09

Total shares	435,380,407	100.00%

On September 30, 2012, there is no shareholder holding more than 5% of the voting capital.

	9/30/2012

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14
Outstanding shares	432,272,299	99.86

Total shares	432,872,285	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	9/30/2013

	Common shares

	Shares	%

Shareholders holding effective control of the Company	54,308,046	12.47
Board of Directors	821,313	0.19
Executive directors	3,003,328	0.69
Fiscal council	-	-
Executive control, board members, officers and fiscal council	58,132,687	13.35

Treasury shares	599,486	0.14
Treasury shares – repurchase program	10,000,000	2.30
Outstanding shares in the market (*)	366,648,234	84.21

Total shares	435.380.407	100.00%

	9/30/2012

	Common shares

	Shares	%

Shareholders holding effective control of the Company	-	-
Board of Directors	259,813	0.06
Executive directors	1,044,123	0.24
Fiscal council	-	-
Executive control, board members, officers and fiscal council	1,303,936	0.30

Treasury shares	599,486	0.14
Outstanding shares in the market (*)	430,968,863	99.56

Total shares	432,872,285	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2013; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2013.

Sao Paulo, November 5th, 2013

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2013; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2013.

Sao Paulo, November 5th, 2013

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer